Atos Origin
WORLDWIDE IT PARTNER

05011754

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

September 30, 2005

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since June 2005, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
2005 Half-year Report	Half-year accounts to be made public within 4 months of the half-year

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Atos Origin and IOC extend partnership to 2012 (01 July 2005)
- Atos Origin to manage 10,000 Bouygues Telecom workstations (4 July 2005)
- Atos Origin to serve global customers via its newly launched it service desk (4 July 2005)
- Britannic Awards 10 year Outsourcing Contract to Atos Origin (5 July 2005)
- Atos Origin collaborates with Microsoft on Visual Studio 2005 Team System (5 July 2005)
- Atos Origin develops and operates the management platform for invoices in connection with Purchasing Card transactions on behalf of Crédit Agricole (11 July 2005)
- Atos Origin receives Global Award at 1005 Microsoft Worldwide Partner Conference (12 July 2005)
- Atos Origin introduces ACTIS Business Object Modeler (13 July 2005)
- Johnson Service Group selects Atos Origin to implement new SAP ERP System (14 July 2005)
- Telefonica Moviles Espana selects X-treme Alerts Platform from Atos origin and 724 solutions (14 July 2005)
- VOB-ZVD Bank and Atos Origin implement highly efficient authorisation system (19 July 2005)

- Philips and Atos Origin announce expansion of Philips Remote Services Network (RSN) (21 July 2005)
- **Atos Origin first half revenues for 2005 (27 July 2005)**
- Atos Origin provides full range of event services to the coming 2005 University Games in Izmir, Turkey (28 July 2005)
- Atos Origin signs 5 Year Master Agreement with Network Rail (2 August 2005)
- Atos Origin wins Sapforum05 Award (2 August 2005)
- Atos Origin implements New Global Tool for Employees' Career Progression (11 August 2005)
- Burton's Foods selects Atos Origin as SAP Partner (16 August 2005)
- Atos Origin concludes IT outsourcing agreement with Premiere (23 August 2005)
- Atos Origin delivers www.citroen.com French Carmaker's New Corporate Website (5 September 2005)
- Atos Origin extend their Global IT Partnership with Philips (5 September 2005)
- **Atos Origin first half results for 2005 (7 September 2005)**
- ICT and Services Industry unite to help Europe on the global race for growth (7 September 2005)
- Atos Origin presents the improvement factors for e-commerce site conversion rates (13 September 2005)
- Atos Origin signs an agreement with De La Rue to implement a worldwide enterprise resource planning (ERP) system (14 September 2005)
- Atos Origin partners with Managed Objects (19 September 2005)
- Atos Origin teams with SAP in Enterprise Services Architecture Adoption Program (20 September 2005)
- Atos Origin showcases Latest Loyalty Offerings at Europe's Strategic Loyalty Conference : Loyalty World (27 September 2005)
- Atos Origin selected by Regione Sicilia to facilitate take off and deployment of the Information Technology plan (29 September 2005)

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

PRESS RELEASE

Atos Origin and IOC Extend Partnership to 2012

Singapore, 01 July 2005 *- Atos Origin, the Worldwide Information Technology Partner of the International Olympic Committee (IOC), today announced that it has formally signed a contract extension with the IOC to become the Information technology systems integrator for the 2010 Olympic Winter Games in Vancouver, Canada, and the 2012 Olympic Summer Games.*



IOC President, Jacques Rogge, welcomed the extension to the Olympic partnership and continued involvement of Atos Origin in the Olympic Games.

"The Olympic Games could not happen without the use of Information Technology. The IOC is delighted to extend its partnership with Atos Origin for a further four years to 2012," Rogge said.

"Our partnership is built on trust, knowledge and expertise and we are confident that Atos Origin will do an outstanding job for the Torino 2006, Beijing 2008, Vancouver 2010 and the 2012 Olympic Games," Rogge continued.

"We are proud of our long-term partnership with the International Olympic Committee and the Olympic movement. We fully embrace all the challenges associated with such an historic, highly visible and monumental event," said Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer, Atos Origin.

"We will continue to deliver innovative and creative technology solutions to ensure that future Olympic Games will be staged successfully and enjoyed by a larger global audience. Our continued success is attributable to the outstanding teams of dedicated professionals working tirelessly behind the scenes to leverage technology and shared experiences to support the Olympic Games across different geographic locations, cultures and languages.

Atos Origin currently has teams on-site in both Torino and Beijing preparing and testing Olympic IT systems for the 2006 Winter and 2008 Summer Games.

As the Worldwide IT Partner for the Olympic Games, Atos Origin will be responsible for developing, running and securing key information systems for the Games, including:

- Core games management for accreditation, workforce management, medical services, sport entries and athletes qualification
- Info diffusion for the collection of all competition data and diffusion on the Intranet, Internet, to the world press agencies and commentators
- Operations management of pre-Games central operations, management of the Technology Operations Centre, coordination of the venues and help desk services
- Security of the Games IT infrastructure

As the technology systems integrator, Atos Origin will integrate its own proprietary applications with best of breed software and hardware from other Olympic technology partners maximize the legacy IT systems to deliver solutions that minimize operational costs and investment; transfer knowledge from Games to Games with an extensive re-use, knowledge capture and disciplines IT systems integration practices.

Atos Origin



About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information please contact:
Marie-Tatiana Collombert
Tel : +33 (0)1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Caroline Crouch
Tel: +44 7733 310 086
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin to manage 10,000 Bouygues Telecom workstations

Paris, 4 July 2005 *- Atos Origin has been chosen by Bouygues Telecom as IT partner to manage all of the French telecom's desktop assets, which include 10,000 workstations, 450 servers and 580 printers on 24 sites throughout France. The five-year outsourcing contract has been in effect since May 1, 2005.*

Atos Origin, France's leading provider of distributed infrastructure management services, is responsible for the entire service chain, including:

- Help desk services.
- Onsite support.
- Remote software distribution.
- Server management.
- Automation: master files, configuration of workstations and printers.
- Equipment management: sourcing, inventory, maintenance and disposal.
- License management.

The budget was prepared using a service marketing approach. Users were segmented into three categories by function and fees were set for each workstation and category.

"Our culture is similar to Atos Origin's in that both organizations are entrepreneurial and customer-focused," said **Alain Moustard, head of Operations and Service Quality in Bouygues Telecom's IT Systems Department.** *"We chose Atos Origin mainly for its methodology, its ability to deploy automation systems and identify areas for improvement, and its excellent nationwide coverage. In addition, our two companies share the same strategic focus on mobile solutions, as illustrated by our current launch of Edge and Atos Origin's mobile workstation support."*

"We already manage more than 500,000 workstations," added **Eric Duforest, head of Atos Origin's Distributed Infrastructure Services.** *"We're pleased to leverage our extensive experience for our new client, Bouygues Telecom."*

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than €5 billion and it employs over 46,000

people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext, Atos Worldline and Atos Consulting.

Atos Origin in telecommunications

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe. The company's annual revenue in the telecom industry is close to €1 billion.

Press contact:

Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin to serve global customers via its newly launched it service desk

Malaysia – the hub for Atos Origin end-user services for the Asia Pacific region IT Service Desk to provide English language support globally

Kuala Lumpur, July 4 2005 - *Atos Origin, a leading international consulting and IT services provider officially launched its latest Global IT Service Desk in Kuala Lumpur, today. The Service Desk, which is housed in the Cyberjaya office, is part of a global network of IT Service Desks and Competency Centers in the world. Other major centers are located in the United States, Brazil, the Netherlands, UK, France and Poland.*

The Global IT Service Desk in Malaysia provides English language support to Atos Origin's customers, as well as support in local languages, servicing customers throughout the Asia Pacific region.

Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer of Atos Origin declared: "Asia is a major focus for Atos Origin. Following the opening of a state-of-the-art twin Data Center in Hong Kong in October 2004, this latest Asian addition to the global Atos Origin infrastructure shows the company's commitment to the region and can be seen as a step forward in the expansion plans of Atos Origin in this part of the world."

Going forward, Atos Origin will expand its Malaysian base to include a regional Business Process Outsourcing (BPO) centre for fleet card management.

Atos Origin views Asia as a thriving hub for information technology as the mega cities in this part of the world are growing at a steady rate, through modernisation and improvement of their infrastructure.

Asia Pacific has been recognised for its ability to provide an excellent combination of high quality workers and cost effectiveness, coupled with high productivity level and state-of-the-art IT infrastructure. Atos Origin cited these advantages as the defining factors that encouraged the company to enhance its presence in this region.

Atos Origin's worldwide network of Global IT Service Centers provides continuous and integrated support for Atos Origin customers. The offerings include Single Point of Contact

for all IT-infrastructure and applications related matters, remote end-user support, network and server monitoring and management.

Atos Origin has more than 17 years of operating history in Malaysia and is strong supporter of Malaysia's Multimedia Super Corridor (MSC) initiative. The MSC-status company provides full business and technology services through three main service lines – Consulting, Systems Integration and Managed Operations.

The company's list of clientele in the region include, leading telecommunication operators, financial institutions, consumer product companies and utility service providers, among others.

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information please contact:

Marie-Tatiana Collombert
Tel : +33 (0)1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

Britannic Awards 10 year Outsourcing Contract to Atos Origin

Consolidating Atos Origin as the Premier IT Partner

London, 5 July 2005 *- Atos Origin, a leading IT services company, today announced that it has signed a substantial 10-year outsourcing contract with Britannic. This new contract continues an existing relationship and consolidates Atos Origin as the premier IT partner to Britannic.*

Once the recently announced merger with Resolution Life Group completes Britannic will be part of the leading UK closed life fund consolidator managing over six million insurance policies. Atos Origin will provide data centre and print services to support the management of all Britannic closed book policies in accordance with FSA regulations. This includes 24/7 monitoring of the operation platforms, using automated tools developed by Atos Origin, to ensure there is no disruption to service, as well as managing the printing of all financial documentation, including cheques.

"To reduce our IT costs and get more value from our IT spend, we decided to rationalise our IT providers and appoint a single preferred IT partner," said Steve Nesbitt, Head of IT at Britannic. "We chose Atos Origin for two reasons. Firstly, we have a longstanding relationship and have been impressed by their track record in delivering on time and to budget. Secondly, they presented a strong proposal that clearly indicated how we can achieve significant cost savings over the course of the contract."

"The Financial Services sector is a focus for Atos Origin and winning this contract gives us a platform for continued strong growth in the sector," said Joe Edwards, head of Financial Services, Atos Origin. "Through our teams of experts in consulting, systems integration and managed operations, we are working with a number of financial institutions to deliver all the design, build and operate elements of an IT outsourcing solution, that helps them reduce their costs while increasing control of their operations."

"This is a strategic win for Atos Origin which further strengthens our position in the UK financial services sector giving us a balanced portfolio that is split more equally between private and public sector," said Derek Ward, executive vice president for the Private Sector, Atos Origin.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Collaborates with Microsoft on Visual Studio 2005 Team System

***Amsterdam, TechEd, 5 July 2005** - Atos Origin today announced it will work with Microsoft Corp. to provide its customers with an integrated environment for the development of high quality, productive and innovative software applications. Atos Origin will use Microsoft's upcoming Visual Studio 2005 Team System as an integral part of its Impress Solution - a programme targeted at the development and improvement of software processes. Visual Studio Team System enables projects to be given clear and unambiguous structures within a team- and project-oriented environment.*

This means that customers are able to use high quality tools for the effective management of all phases of development – from design and realisation through to testing the applications. Combining Visual Studio Team System with Impress also enables the organisational and human aspects of software development to be managed effectively. Together with Microsoft, Atos Origin will focus on the development and supply of these solutions.

As well as tools for application development, Visual Studio Team System provides teamwork support, process monitoring and process control, project management and software configuration control. Teams using the system are able to work together effectively and control the development process better. Atos Origin's Impress Solution adds process-oriented and organisational layers to this, so that the entire spectrum of software development can be handled within a single, clearly-defined environment.

Impress offers its customers the option of setting up a Software Maintenance & Development Centre for development and a Requirements Definition Centre for determining the technical and organisational demands. Additionally, Impress provides an Application Lifecycle Test Centre. This makes it possible to integrate people, organisation, processes and tools within a single, standardised, high quality environment.

Important innovation

"We recognize that the Visual Studio Team System from Microsoft is an important innovation in the field of application development for the coming years. Thanks to the combination of Visual Studio Team System and Impress, we are able to expand substantially the portfolio of services we offer. This means that our customers get the best

functionality and technology, with the best delivery processes" says Pieter Buijs, Chief Technology Officer at Atos Origin.

"We are impressed by the efforts that Atos Origin has put into combining the strength of our Visual Studio Team System with its Impress services. This powerful combination gives us the opportunity to provide our customers with a significant advantage in the development of large-scale business applications based on Visual Studio 2005," concludes Rick LaPlante, general manager of Visual Studio 2005 Team System at Microsoft.

TechEd 2005 Europe is one of Microsoft's largest annual conference for providing IT professionals and developers with technical training, information and resources to build, deploy and manage solutions with currently shipping and near-term Microsoft technologies. TechEd Europe takes place in Amsterdam from 5 – 8 July 2005.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin develops and operates the management platform for invoices in connection with Purchasing Card transactions on behalf of Crédit Agricole

Paris, 11 July 2005 - *Atos Worldline, an Atos Origin Company, has been entrusted by CEDICAM – a subsidiary of Crédit Agricole and a major player in the management of payment flows and systems – with the development and operation of its new platform for monitoring and approving invoices in connection with Purchasing Card transactions. This card is intended for businesses and administrations. Dematerialising their purchases allows them to minimise their management costs and to optimise payment timeframes.*

Atos Worldline used its Worldline Invoice offering – a collaborative web platform – as a basis for the construction of a new invoice fiscal dematerialisation and processing platform that meets the needs of CEDICAM in terms of upgradeability, suppleness of the architecture, simplicity of use of the user interface and control of operational and maintenance costs.

The evolutive solution put in place integrates the following functionalities:

- Acquisition, enrichment and transmission of invoice data;
- Creation of invoices from orders entered on the web;
- Inputting of orders and visualisation of invoices via a simple and ergonomic web interface (consultation, search, PDF export);
- Archiving of invoices of evidential value via the MediaCert offering from Atos Origin and restoration on request;
- Invoice validation procedure specially adapted to the public sphere, accessible via the web interface;
- Forum allowing the buyer and the supplier to exchange information via the web, in the event of a commercial dispute over an invoice;
- Dynamic creation of transaction statements (PDF and XLS format) in conformance with legislation.

The approval process for orders and invoices, designed by CEDICAM and put in place by Atos Worldline, is an extremely flexible tool. It is entirely parameterisable in terms of transitions from one stage to another, user profiles and rights, and the resulting actions (dispatch of an e-mail for the validation of an invoice by a buyer, for example). The implementation and adaptation of this process for other clients may easily be achieved.

The solution implemented in February 2005 by Atos Worldline provides a comprehensive response to CEDICAM's needs, and to those of its first public user: Meudon Town Council. CEDICAM plans to extend this success to other clients in the public sphere in the very near future.

Atos Origin is the European leader in B2B processing offerings. Around 50,000 sites use the Worldline Invoice web platform and exchange 220,000 invoices per month in 10 countries.

About CEDICAM

CEDICAM is the Payment Flows and Systems subsidiary of Crédit Agricole. In addition to providing a framework for strategic thinking with respect to this field, it designs and pilots the information systems needed for processing transactions (management of all domestic and international flows, those involving large amounts, etc.) and oversees the electronic payment sector for the Group.

In 2004, CEDICAM personalised almost 9 million cards; it handled 5 billion transactions and 1 billion card authorisations. It is the French leader in the domain of electronic certification.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press contact :
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin receives Global Award at 2005 Microsoft Worldwide Partner Conference

Paris, 12 July 2005 *- Atos Origin has received a Global Award at the 2005 Microsoft Worldwide Partner Conference in Minneapolis (US), last Saturday. The Award was given for Atos Origin's Next Generation Desktop global solution (NGDT) in the 'Deployment within the Information Worker Competency' category. Atos Origin's NGDT is a global desktop and server migration and outsourcing solution. NGDT provides embedded innovation, transparent pricing and flexibility, migration, operation and innovation services; and reduces total cost of ownership.*

This Global Award recognizes NGDT's capability to help customers realize increased service revenues, new market opportunities and place a renewed focus on high-value customer engagements. It also underlines the co-development between Microsoft and Atos Origin for future offerings based on NGDT.

The demand for flexible, user-friendly, competitive workplace solutions that enable direct access to company data continues to grow, especially amongst mobile workers. The NGDT global solution offers flexible and portable working systems, allowing employees to access company systems and information from anywhere in the world. Customers can also add further applications to the standard package. With the support and expertise of Microsoft, Atos Origin provides a reliable, standardized and affordable solution.

Peter CA de Jong, Director Business Development NGDT at Atos Origin comments: "We are very proud to receive this Global Award from Microsoft. It underlines our strategy to offer our customers state-of-the-art solutions and is recognition of the collaboration between Microsoft and Atos Origin that has made the Next Generation Desktop Solution a global success. I am also very happy that our current sales & marketing efforts with Microsoft have been extended with co-development activities in regard to Office 12 and Longhorn. This will offer increased benefits to both our customers."

Allison Watson, Vice President of the Worldwide Partner Sales and Marketing Group at Microsoft concludes: "We are honored to congratulate Atos Origin as one of our Award winners. Its achievements this year have helped raise the standard for delivery of customer solutions and support, and we thank Atos Origin for choosing to build on Microsoft technologies."

Atos Origin

Atos Origin's Next Generation Desktop solution is already deployed worldwide with clients in the public sector; telecoms, discrete manufacturing, and processing industries; and finance market. It offers a range of ready to use workplace and collaboration components based on Microsoft products and selected third party components.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Product or service names mentioned herein may be the trademarks of their respective owners.

For more information, please contact:

José de Vries
Tel : + 33 1 55 91 24 53
Jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Introduces ACTIS Business Object Modeler

Stuttgart, 13 July 2005 - Atos Origin, a leading international IT services provider, is introducing the ACTIS Business Object Modeler, an independent and integrated development environment platform for object structures and mappings. With minimum effort, tailored format conversions for ACTIS integration solutions can be created and customized, and changes can be tracked through version management.

Electronic data, which companies exchange in various different formats, is based on standards that vary depending on industry or business partner. The market requirements for exchanging data evolve fast, among other things due to new versions of format standards, adding new business partners, or new recommendations by industry associations. To map the business processes and individual customer requirements in the system, software modifications are necessary. These customizations are highly intensive in terms of effort, time and money. However, non-compliance with format standards can jeopardize business relationships or even result in fines being imposed.

The ACTIS Business Object Modeler, a new component of the Actis Integration Suite, is a solution for all types of format conversion (such as XML, EDIFACT, SAP IDoc, ANSI X.12, RosettaNet, etc.). Within this environment, both ACTIS and XSLT transformations can be created and integrated into the ACTIS Integration Manager. A particularly convenient feature is the ability to display different views simultaneously: a graphical view of format and mapping descriptions, an editor for displaying source files, as well as outline view to show the contents of a structured file.

"The quicker and easier individual customer requirements and recommendations of industry associations can be mapped in the IT system, the faster companies achieve successful results at lower costs. ACTIS Business Object Modeler's simple design and easy to use interface enables users, even with little programming experience, to generate complex mappings quickly and efficiently", says Frank Schmidt, Vice President Solutions at Atos Origin, on the benefits of the new ACTIS Business Object Modeler.

Mapping processes in the ACTIS Business Object Modeler include :

1. Creating, editing, and documenting ACTIS and XML mappings
2. Generating conversion tables and XSLT translets
3. Integrated testing of the mappings and projects
4. Automatic compilation of the necessary mapping files

5. Remote test of the mappings with the ACTIS Integration Manager
6. User-defined check-in and check-out of the mapping files

The development environment prepared in Java is based on an Eclipseä Rich Client Platform and is open to future extensions, such as Web Services.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contact
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

Johnson Service Group Selects Atos Origin To Implement New SAP ERP System

To Drive Down Costs in the Supply Chain and Ensure Operational Best Practice

London, 14 July 2005 - *Atos Origin, a leading IT services company, today announced that it has been selected by the Johnson Service Group (JSG) to implement a new, fully scaleable ERP system, built on the MySAP ERP platform.*

Johnson Service Group, which has recently grown through a number of acquisitions, decided to implement the new ERP system as part of its wider programme to improve management information and operational processes throughout the Group. The ERP system will help JSG to drive down costs in the supply chain as well as ensuring best practice across its four divisions.

"Atos Origin demonstrated a strong understanding of our business needs, which together with their track record in implementing ERP systems convinced us that they were the right company for this project," said Jim Wilkinson, CFO of JSG.

Under a two year contract, worth over £5 million, Atos Origin will provide the systems integration services to implement the new SAP system across JSG's retail dry cleaning, corporatewear, garment rental and facilities management businesses, some 10 UK based companies in all. The new system will enable JSG to improve the efficiency of its operating divisions significantly through the application of an integrated software system.

"SAP is one of Atos Origin's strategic partners and this contract confirms our position as a leading integrator of SAP solutions," said Martin Webley, vice president for the enterprise sector and SAP executive sponsor for Atos Origin in the UK. "We will work closely with JSG to deliver a solution, aligned to their corporate goals, to ensure it delivers real business value".

"This win provides us with another significant step towards achieving our ambitious goals to outperform the rest of the private sector IT services UK market in 2005," said Derek Ward, executive vice president, private sector, Atos Origin.

Atos Origin UK recently won SAP UK Partner of the Year for Partner Excellence, an award which recognises customer satisfaction and delivery excellence. The company has over 20 years experience working with SAP solutions and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver Partnership Initiative and has managed more than 1500 implementations. The Atos Origin SAP practice has more than 4,000 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About The Johnson Service Group

The Johnson Service Group is a support services business with two principal activities: Textile and Hospitality Services and Facilities Management.

Over the last two years the Group has been extensively overhauled under the leadership of Chief Executive Stuart Graham and his strengthened management team. They have developed and grown the Group's core activities through a combination of strategic acquisitions and organic growth.

Textile and Hospitality Services includes some of the industry's leading names. Johnsons Apparelmaster is Britain's leading workwear rental business; CCM specialises in the manufacture and sourcing of workplace garments; Dimensions and DCC Corporate Clothing are the country's leading suppliers of corporatewear; Stalbridge Linen is Britain's leading supplier of linen and chefs' wear to the leisure, professional catering and corporate hospitality sectors; Johnson Hospitality Services is the British market leader in the hire of catering equipment, hospitality furniture and related items to sporting, entertainment and similar events. Johnsons Cleaners, Britain's No. 1 drycleaning brand, and Sketchley, provide a nationwide network of circa 600 retail drycleaning shops. Jeeves of Belgravia provides an exclusive and bespoke drycleaning service within the London area.

Johnson Workplace Management, provides a comprehensive range of services based on a unique business model. This focuses on management, property expertise and the provision of a wide range of support services to FTSE businesses, national companies and institutions.

For more information, contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Telefónica Móviles España selects X-treme Alerts Platform from Atos Origin and 724 Solutions

Madrid, 14 July 2005 - *Atos Origin, an international information technology (IT) services company has been selected by Telefónica Móviles España (TME), to provide a Unified Alerts Service, which is based on the technology of 724 Solutions (NASDAQ: SVNX; TSX: SVN), a leading provider of next-generation IP-based network and data services. This solution supports a unified and enhanced management of SMS, WAP "push" and MMS alerts. Telefónica Móviles' popular Alerts Service contains over 400 offerings and provides subscribers with information about events, entertainment, lifestyle, health, news, sports, weather, and more.*

Atos Origin and 724 Solutions will provide Telefónica Móviles España with a unique solution that supports all alert communication channels, including SMS, WAP and MMS, while incorporating enhanced content management capabilities. Atos Origin will integrate 724 Solutions' X-treme Alerts Platform, which enables mobile operators to rapidly introduce personalized and customizable, actionable alerts into the solution. This solution will give Telefónica Móviles the ability to offer premium messaging services from a single carrier grade platform that will accelerate the time to market for new content and services and improve the subscriber experience with a standardized format for all third party content.

Miguel Bravo, Global Account Director for Atos Origin, comments: "Thanks to this new integrated platform from 724 Solutions, TME will enjoy of a cost and time effective tool that unifies the tasks of several legacy systems in a unique platform that is able to support multiple business lines and supports enhanced content management".

John Sims, Chief Executive Officer at 724 Solutions concludes: "Telefónica Móviles' successful and diverse alerts offering demonstrates the value subscribers derive from personalized, time-sensitive information. Quicker time-to-market with a simplified and lower cost of ownership platform will enable Telefónica Móviles to increase their data revenues."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos

Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About 724 Solutions

724 Solutions delivers reliable, scalable technology and solutions that allow mobile network operators to rapidly deploy flexible and open next generation IP-based network and data services. Additionally, in conjunction with mobile operator partners, the company provides a series of actionable alerting solutions to enterprises to assist them in lowering operating costs and improving customer relationship management. 724 Solutions is a global company with development operations in Canada and Switzerland with its corporate office in Santa Barbara, California. For more information, visit www.724.com.

For further media information:

Antonio Ferreiro
Atos Origin
Tel: +34 91 214 89 15
antonio.ferreiro@atosorigin.com

Elda Rudd
724 Solutions
Tel. +1 805 884 8303

Atos Origin

PRESS RELEASE

VÖB-ZVD Bank and Atos Origin implement highly efficient authorisation system

Frankfurt/Main, 19 July 2005 - *Atos Worldline, an Atos Origin company, and VÖB-ZVD Bank für Zahlungsverkehrsdienstleistungen GmbH, Bonn, entered into a strategic partnership, in which both companies will progressively build in the coming years a new routing and authorisation platform, with the capacity to serve a large number of customers and also to reliably process the constantly increasing number of card and internet-based payment transactions. To that end, Atos Worldline will implement its new authorisation solution "Worldline Pay" at the VÖB-ZVD-Bank.*

By using the "Worldline Pay" solution, VÖB-ZVD, as one of the fourth "Kopfstellen" (central debit card nod and switch for German bank groups) and competence centre for card and internet-based routing and authorisation applications, will achieve a high-performance authorisation platform that can reliably handle all payment transactions. Its previous capabilities will be enhanced by new client-oriented services while taking new security and market standards into account. Moreover, the consolidation of previous applications and systems guarantees an affordable implementation.

A system for diverse needs

"New requirements and the constantly increasing number of transactions in card and internet-based payments require precocious system adaptations. This will enable us to meet the demands of the market and our clients and to handle the future number of transactions", says Gabriele Cremer-Wichelhaus, Managing Director of the VÖB-ZVD Bank für Zahlungsverkehrsdienstleistungen.

"We are pleased that "Worldline Pay" of Atos Worldline has been selected. By implementing "Worldline Pay", step-by-step we will be providing our partner, the VÖB-ZVD Bank, with an integrated, modular, scalable and customer-oriented authorisation system for debit cards and thus supporting it in improving its market position in the field of card and internet-based authorisation applications", says Willy Heeren, Business Unit Manager Payment Systems Integration, Atos Worldline.

Atos Origin

Step-by-step implementation

In the first project phase, which will be completed by the end of 2005, employees of both companies will update the functions of the VÖB-ZVD "Kopfstelle" including the GeldKarte recharging centre as well as install the POSEIDON electronic cash network operating system in IBM/AIX 5.3. In further steps the central electronic cash network operating system and the prepaid-online-recharging system (POA, Prepaid-Online-Aufladung) of the recharging centre will be included in the "Worldline Pay" interface and finally new clients will be connected to the system.

Improvements

Along with the new authorisation platform, new security and market standards like EMV, OPT, Maestro Debit and Visa Debit will be simultaneously introduced. In addition, future requirements, as expected for example with the introduction of a Single European Payments Area (SEPA) can be quickly and affordably updated.

Greater system availability and optimal emergency protection

The simultaneous operation of "Worldline Pay" applications on several computers ensures high system availability; its redundant operation at two locations using common data ensures the best emergency protection. The entire system features scalable design with a defined configuration that can process up to 700 transactions per second.

Effective use of hardware resources

For the implementation, several application and database servers from IBM p5x0, AIX 5.3 are required. In order to effectively use the current hardware resources, micro-partitioning and I/O virtualization have been activated on the application servers. In addition, several system settings for live operation, backup, test, development and inspection have been installed for which an external link will be made via TCP/IP.

About the VÖB-ZVD Bank

The VÖB-ZVD Bank für Zahlungsverkehrsdienstleistungen GmbH is a organisation of the Assocation of German Public Sector Banks (Bundesverband Öffentlicher Banken Deutschlands e.V., -VÖB-). In 2004, it handled around 150 million card and internet-based transactions through its routing and authorization systems for members of the VÖB and as technical service provider also for other credit institutions. For more information, please visit the company's web site at www.voeb-zvd.de

The Association of German Public Sector Banks is one of the main associations in the German banking sector. The VÖB has 62 member, among these the central savings banks/giro institutions (Landesbanken/Girozentralen) and federally and state-owned special credit institutions. With its headquarters in Berlin, the VÖB cooperates with the other banking associations in the Central Credit Committee of the German banking sector (Zentraler Kreditausschuss, ZKA). In 2004, the VÖB-banks obtained a market share of 30 % of the german banking industry in total (EUR 1 954,1 billion). VÖB member banks employ some 91 500 people.

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contact
Anja Müller
Tel.: +49 (0 69) 66 57-14 01
Email: anja.mueller@atosorigin.com

Atos Origin

PRESS RELEASE

Philips and Atos Origin announce expansion of Philips Remote Services Network (RSN)

Paris, 21 July 2005 - *Atos Origin announced today that it recently signed a three-year contract with the Medical Systems division from Royal Philips Electronics for the roll-out and continued support of the Philips CUSTOMer CARE Remote Services Network (RSN).*

The Philips worldwide CUSTOMerCARE Remote Services Network (RSN) is an advanced, broadband, private network that links Philips Medical Systems equipment to their global Remote Service Centers. Delivering speed, reliability and advanced security, the Philips RSN replaces slow, unprotected and unreliable modems with a choice of secure, encrypted communications links. RSN enables remote functionality such as system diagnostics, problem identification and problem solving, as well as proactive maintenance on medical equipment located at the customers' premises. The result is rapid, advanced support delivered by authorized Philips remote service resources from anywhere around the world.

Atos Origin provides the expertise to enable this service, such as installations, maintaining security standards, monitoring the network, operations management of application software and routers, and integrating the medical equipment on hospital's local area networks. Atos Origin delivers and maintains the RSN in a secure and scalable fashion for what will be one of the largest deployments of this kind worldwide.

After a successful pilot rollout, this remote management infrastructure is now fully implemented and in operation around the globe. The RSN will allow Philips to deliver new value-added services to their customers, such as self diagnostics and software upgrades. Philips now has more than 1,300 hospitals on the RSN, with the goal of having all of its customers on the CUSTOMerCARE Remote Services Network by the end of 2007.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Philips
Steve Kelly
Tel: +1 425-487-7479
Email: steve.kelly@philips.com

Heidi Wilson
Tel: +1 978-659-7302
E-mail: heidi.wilson@philips.com

Atos Origin
Marie-Tatiana Collombert
Tel: + 33 1 55 91 26 33
E-mail: marie-tatiana.collombert@atosorigin.com

José de Vries
Tel: + 33 1 55 91 24 53
E-mail: jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

ATOS ORIGIN FIRST HALF REVENUES FOR 2005

8.1% organic revenue increase in H1 2005 and creation of Atos Euronext Market Solutions

PARIS – July 27th, 2005 *– Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the six months ended June 30th, 2005 amounted to EUR 2,725 million, showing 8.1% organic increase on a constant scope, exchange rate and accounting principles basis. The Company also announced a major expansion of AtosEuronext, its partnership venture with Euronext.*

Analysis of Revenue Performance

Reported Group revenues for the first half ended June 30th, 2005 were EUR 2,725 million, compared with EUR 2,653 million for the equivalent period last year. Atos Origin has adopted IFRS standards with effect from January 1st, 2005. The comparative pro forma revenues of the Group in H1 2004 were EUR 2,622 million and on that basis the statutory H1 2005 figures under IFRS were 3.9% higher. After adjusting for business disposals during the past twelve months, and at constant exchange rates, the Group produced organic growth of +8.1%.

Revenues for the period are reported under the new IFRS accounting standards.

Euro Millions	H1 2005 revenues	H1 2004 revenues	% change
Reported for H1 2004		**2,653**	
Less: IFRS impact		(31)	
Statutory growth	**2,725**	**2,622**	**+3.9%**
Less: Disposals		(88)	
Less: Exchange Rate impact		(14)	
Organic growth (*)	**2,725**	**2,520**	**+8.1%**

Atos Origin

(*) Organic growth at constant scope and exchange rates.

The appendix to this statement provides an analysis of revenues by service line and geographic region.

The reported level of revenue represents an organic increase of 7.2% in Q2 2005 after 9.1% in Q1 2005. This is the fourth quarter-on-quarter increase in succession, confirming not only a general improvement in market conditions, but also the successes of the Group.

The three main service lines each recorded good organic revenue growth. Consulting improved on the first quarter organic growth rate, giving a 13.5% increase for the first half, year-on-year. The improvement in consulting demand is also a positive indicator of the market recovery.

Revenues in Systems Integration were 8.4% higher organically in the first half, which confirms the upward trend seen in 2004. The growth in H1 was mainly due to better volumes. The Group has increased the amount of recurring revenues in this segment from application life cycle management contracts.

After adjusting for business disposals, mainly the US Cellnet business, organic revenue growth in Managed Operations was 7.0%, reflecting the steady inflow of orders that has accumulated during the past year. After strong revenue growth of 9.0% in Q1 2005, the lower increase of 5.1% in Q2 2005 was mainly due to the expected end of a one-year, non-recurring contract in the United Kingdom, representing a revenue loss of EUR 90 million on a full year basis.

On a regional basis, revenues in France were 5.5% higher than last year, representing growth of 9.2% in Q2 2005 after 1.8% in Q1. France benefited from a strong performance in Consulting and Systems Integration, particularly from the new contract with Renault. Outsourcing also achieved better organic growth than in the first quarter, as a number of contracts finished the transition phase in Q1 and entered into a normal run rate in Q2.

Elsewhere, good organic revenue growth was achieved in The Netherlands (+6.7%), and the United Kingdom was able to compensate the end of one contract (explained above) by picking up additional work, especially in the Public Sector. The United Kingdom will in the second half benefit from the expansion of the AtosEuronext partnership, including the Liffe Exchange business, in managed operations. Revenues in Germany and Central Europe registered an exceptional 94% organic growth, mainly due to the KarstadtQuelle contract. In the rest of EMEA, growth in Italy and Spain confirmed an encouraging trend, but in the Middle East revenues are still affected by political instability in the region. Activity in the Nordic region decreased during the divestment phase.

After disposing of more than 50% of the business in the Americas in mid-2004, the remaining activity is now healthy and growing once again and recorded a year-on-year organic increase of 2.7% in the first half. The Asia-Pacific region recorded strong organic growth of 11.7% in the first half of 2005.

In 2004, Atos Origin established a Key Account program that comprises 30 major clients, representing more than 50% of total revenues in the first half of 2005. With the addition of a further 70 clients, the Group has established a go-to-market strategy focused on 100 clients globally, which drives organic growth, and from whom the Group currently derives nearly 70% of total revenues. Atos Origin believes there is potential to do substantially more business with this core group of clients in future.

New orders during the first half

The successful reorganization of the commercial strategy began delivering results in the second half of 2004. In the first half of 2005, the book-to-bill ratio reached 139%, including the substantial renewal of the contract with the Department for Work and Pensions in the United Kingdom over the next 7 years, and the significant contracts signed with Renault and LCH-Clearnet.

Atos Origin, as the Worldwide Information Technology Partner of the International Olympic Committee (IOC), also signed on July 1st, 2005 a contract extension with the IOC to become the Information technology systems integrator for the 2010 Olympic Winter Games in Vancouver, Canada, and the 2012 Olympic Summer Games in London, United Kingdom.

Philips placement

On July 13th, 2005 Royal Philips Electronics sold 10.3 million shares in Atos Origin (15.4% of the common stock) to Citigroup in a block deal. Citigroup immediately sold those shares on to a wide range of investors. Following this transaction, the free float of the Company's shares is now almost 100%.

The commercial relationship with Philips remains very good and Atos Origin is one of the leading IT strategic partners of Philips. Philips remains one of our largest customers, representing less than 5% of total sales. The Group has many contracts and service level agreements with Philips maturing at different dates, of which 60% relate to Managed Operations business.

Business disposals

In May 2005, Atos Origin completed the disposal of its Venezuelan business and at the end of June 2005, Atos Origin finalized the sale of its Nordic operations to WM-data. Atos Origin and WM-data have entered into an alliance agreement to provide extended support for each other's clients in heir respective geographic domains.

In 2004, the Group disposed of businesses with annual revenues of just over EUR 200 million and the Nordic disposal represents a significant further step in completing the objective to dispose of businesses with annual revenues of up to EUR 500 million. The eight disposals to date had cumulative annual revenues of around EUR 390 million, representing more than 75% of the disposal plan being actioned by the Group. The Group expects the remainder of its disposal program to be completed in 2005.

Atos Origin

Creation of Atos Euronext Market Solutions

Atos Origin today announced a major expansion of AtosEuronext, its partnership venture with Euronext, Europe's leading cross-border exchange business. The two companies have signed an agreement to form a new company, to which new activities are contributed jointly, including the provision for services to Euronext.liffe in London, thereby creating a leading provider of technology services to capital markets globally. The new extended venture is called Atos Euronext Market Solutions.

Background

Atos Origin has been closely involved in providing development and support services to Euronext for a number of years. In 2000, Atos Origin and Euronext created AtosEuronext, a 50/50 joint venture to manage the IT operations of Euronext in Paris, Amsterdam and Brussels, and to offer capital market services on a global basis. The joint venture has been successful in broadening the base of its services externally and helping Euronext to further improve its cost efficiency. AtosEuronext generated revenues of more than EUR 200 million in 2004.

Building on the successful delivery of AtosEuronext's strategic objectives, Euronext announced last year that it had entered into discussions with Atos Origin to extend its joint venture relationship, with new contributed assets and a strong focus on capital markets globally.

The New Agreement

An agreement was signed on July 22nd, 2005, under which both parties contribute additional assets and business to the joint venture. The major contributed assets from Euronext are the operations of LIFFE Market Solutions (LMS), the IT division of Euronext.liffe, which is the derivatives arm of Euronext (including the successful LIFFE Connect® electronic trading system). The major contributed assets from Atos Origin are market-related businesses, including middle and back office solutions, and its 50% stake in Bourse Connect. No cash is exchanged since the contributions of the parties are equally weighted. The new venture is expected to have annual revenues of more than EUR 350 million at the outset, with services provided directly to Euronext making up less than a half of that total. External clients include a number of international exchanges and clearing houses, and more than twenty banks and brokers.

The expanded joint venture will continue to be owned 50/50 by the parties and will be headed by Jean-Marc Bouhelier, formerly Chief Information Officer of Euronext.Liffe, who will become Chief Executive and Chairman of the Management Board. The venture will operate with a Supervisory Board comprising up to five directors from Atos Origin and up to four from Euronext. Atos Origin will fully consolidate the revenues of the joint venture from July 1st, 2005. For Atos Origin consolidation purposes, the expansion of the partnership will contribute additional revenue of EUR 150 million on a full-year-basis, with Euronext and a range of other clients.

Atos Origin

Bernard Bourigeaud, Chairman of the Management Board and Chief Executive of Atos Origin said, "The long-standing trust, cooperation and partnership between Atos Origin and Euronext provides us with an opportunity to build a dominant global business serving capital markets. At the same time, it will enable Euronext to continue to improve its cost efficiency and to further extend its leading market position. I wish everyone at Atos Euronext Market Solutions good fortune in this exciting venture".

Jean-Francois Theodore, Chairman of the Management Board and Chief Executive of Euronext, said, "This extension of our successful partnership with Atos Origin will enable us to realize our vision of building the world's leading provider of services to global exchanges and clearing houses. In addition, the new operation will keep Euronext at the forefront in the use of technology, and enable us to maximize efficiencies while delivering high levels of service and reliability to our customers".

Outlook for the remainder of 2005

In 2005, the Atos Origin Group will continue to focus on achieving organic growth, ensuring that it executes properly on large contracts and provides its clients with the highest level of service.

Based on the clear recovery in the market, on the steady flow of new orders announced since the beginning of the second half of 2004, on the level of activity in the first half of 2005 and including the expansion of the AtosEuronext partnership in the second half, the Group now expects to be able to achieve organic revenue growth of at least 8% in 2005 on a constant scope and exchange rate basis.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

Atos Origin

ANALYSIS OF REPORTED REVENUE

By Service Line 6 Months ended June 30th, 2005

Euro Millions	2005	2004 IFRS	% change	% (*)
Consulting	227	201	+12.6%	+13.5%
Systems Integration	1,134	1,067	+6.3%	+8.4%
Managed Operations	1,364	1,353	+0.8%	+7.0%
Total	**2,725**	**2,622**	**+3.9%**	**+8.1%**

(*) Organic growth at constant scope and exchange rates

By Geographic Region 6 Months ended June 30th, 2005

Euro Millions	2005	2004 IFRS	% change	% (*)
France	730	693	+5.5%	+5.5%
United-Kingdom	587	606	-3.1%	-1.3%
The Netherlands	508	476	+6.7%	+6.7%
Germany + Central Europe	274	141	+94.5%	+94.4%
Rest of EMEA	467	473	-1.1%	+0.1%
Americas	93	164	-43.6%	+2.7%
Asia Pacific	65	69	-5.9%	+11.7%
Total	**2,725**	**2,622**	**+3.9%**	**+8.1%**

(*) Organic growth at constant scope and exchange rates

Atos Origin

PRESS RELEASE

Atos Origin provides full range of event services to the coming 2005 University Games in Izmir, Turkey

Paris, 28 July 2005 *- Atos Origin, a leading international Information Technology services provider, announced today that it will provide technology and operational support for the 2005 University Games to be held in Izmir, Turkey, from 11 to 21st August, 2005, in cooperation with Meteksan Sistem, the leading systems integrator in Turkey.*

The 23rd Universiade will be held in Izmir, Turkey, from 11 to 21st August, 2005 and will gather 9,500 participants from 170 countries. The project, which started in July 2003, has seen a very intelligent cooperation between Atos Origin, bringing years of experience in the Major Events arena together with Meteksan Sistem, the leading local systems integrator, bringing local teams and integration capabilities to support the project. This joint effort sees Atos Origin bring its robust applications and applied knowledge to the world of sport while Meteksan Sistem ensures the systems integration for the project.

Atos Origin plays a large role from specialized consulting to operations management:

- Definition of the event Master Plan including recommendations in terms of the overall planning and milestones, staffing plan, committee's organization, and various operational and risk management strategies;
- Definition of the Detailed IT Master Plan;
- Implementation of critical software applications for :
  - Accreditation process;
  - Transportation planning;
  - Volunteers recruitment and allocation;

as well as users training and technical support;

- Integration services including system architecture consultancy, testing, interfacing, and deployment planning;
- Provision of an extranet based Event Information System (news-competition results-facts&figures-historical results) including a direct feed towards the official website;
- Games Results services coordination including the On-Venue Results, Timing & Scoring equipment, and TV graphics service subcontracted to a specialized company;
- Central Operations management during Games time for the 15 sports in 33 sports venues.

The relationship with the Universiade and FISU (Fédération Internationale du Sport Universitaire) actually started a long time ago as Atos Origin supported the organization of the 1991 edition in Sheffield, the 1997 Universiade in Sicily, and the 1999 Universiade in Palma, Spain before being involved in the 2005 Universiade of Izmir, Turkey. Further to the IT support provided to the organizing committees, Atos Origin consultants have been involved in knowledge transfer assignments for future organizing committees during the 2003 edition in Daegu, Korea and 2005 Winter Universiade in Innsbruck-Seefeld, Austria.

"Atos Origin and Meteksan Sistem have developed a very effective model combining specialized knowledge and solutions on one side and the local systems integration capabilities on the other side" declared Patrick Adiba, Executive Vice-President of Atos Origin Major Events. "We are convinced that this collaboration will see a very successful completion of this event to the benefit of the people of Izmir and to the satisfaction of FISU".

Since 1989, the Atos Origin Major Events unit is exclusively dedicated to the provision of IT solutions and services to large-scale events and international bodies, carrying its experiences and know-how from one event to another. The business unit aims to share its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the provision of software solutions.

Atos Origin in Turkey is specialized on high added value systems integration projects and has been operating in Turkey since 1998. Local Atos Origin team provides on site support, development, and systems integration services for BSS/OSS (Business Support systems and Operational Support Systems) in the Telecommunications sector and particularly solutions in Customer care and Billing Systems, Security and CRM. Atos Origin Turkish Team serves as well customers outside Turkey such as in Egypt, Israel, Morocco, Macedonia, Serbia, Montenegro, and Greece.

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Meteksan Sistem

Meteksan Sistem is the leading IT company and systems integrator in Turkey. Since 1969, Meteksan Sistem aimed to be a key source for technology and knowledge which will help its clients in accessing their business goals. Meteksan Sistem delivers value added IT solutions based on a commitment to place the highest priority on quality and customer satisfaction, in Turkey and abroad.

For more information, please visit the company's web site at www.meteksan.com

Atos Origin Press contacts:

Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Anne-Marie Capilla
Tel : +33 1 55 91 20 52
Email : anne-marie.capilla@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin signs 5 Year Master Agreement with Network Rail

To Deliver Estimated £500K Annual Savings and a Service Improvement Programme

London, 2 August 2005 - *Atos Origin, a leading IT services company, today announced that it has signed a master agreement to provide IT services to Network Rail, the organisation responsible for the UK's railway network. Under the agreement, worth £48 million over five years, Atos Origin will continue to operate the train management and planning systems that are used to compile the UK rail timetables and monitor the location of all trains at all times across the rail network.*

Over the course of the contract Atos Origin will help Network Rail to improve services to the train operating companies, while also achieving an estimated £500,000 annual savings, through delivery of a service improvement programme for the train management and planning systems. This includes a review of the systems to ensure they are aligned to business goals; a connectivity technical refresh and the implementation of new web-enabled interfaces, so that the systems are more user- friendly.

The agreement is an addition to the existing contract between Atos Origin and Network Rail, under which, Atos Origin, as the Information Technology Partner, is supporting Network Rail to develop its Information Management function in line with its business plan.

Under the master agreement, Atos Origin will manage and operate the payroll and financial systems for the newly transferred maintenance staff. It will also manage and operate the complete Midrange server estate and provide technical services including the provision of intrusion detection, vulnerability scanning services and disaster recovery services.

"Providing the right IT services to support the UK's rail network is critical to improving train performance and Atos Origin can help Network Rail meet its targets," Said Simon Garner, Vice President, Transport, Atos Origin. "Being asked to extend your services for a further five years is the strongest endorsement you can get from a customer to prove your services deliver - and that's exactly what Network Rail has done with Atos Origin."

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Network Rail

Network Rail owns and maintains the tracks, signals, tunnels, bridges, viaducts, level crossings and stations of Britain's railway network. The company provide access to the tracks and stations for all passenger and freight trains, timetable their movements and operate the signalling as they move on the network. Network Rail, a not-for-dividend company limited by guarantee, has no shareholders but runs along commercial lines. Any profits will be re-invested in the rail network. For more information visit www.networkrail.co.uk

For further information, contact:

Caroline Crouch
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin wins Sapforum05 Award

***Milan, 2 August 2005** - Atos Origin, a leading international information technology services provider, has won the Sapforum05 Award for the strategic vision and the speed/simplicity with which it implemented the MyPMI consumer beverage computer system, designed to meet the competitive development requirements of Sibeg, a company operating in the beverages production and distribution sector.*

Sibeg's requirements, a company that bottles and distributes Coca-Cola Company products all over Sicily, included business performance monitoring, real time availability of data relating to profitability, marketing expenses control, and analysis and reporting activities.

The solution to these requirements was the preconfigured Atos Origin MyPMI consumer beverage, with which Atos Origin integrated its SAP NetWeaver platform, created by collaboration and order entry with the commercial division via the SAP Enterprise Portal.

The solution devised by Atos Origin enables representatives to manage all communications with the central system, enter orders, invoices and payments and check the progress of these orders. In addition, the project included an integrated materials traceability system using advanced wireless tools. The system was produced in one year, an extremely short period of time given the complexity of the project, which involved new computer systems for the whole company.

"We are pleased to receive this recognition which demonstrates our capacity to meet our clients' needs and guarantee the achievement of their business development and innovation objectives, in record completion time. A winning approach confirmed by the client's testimony during the event", declared Gianluigi Di Francesco, CEO of Atos Origin in Italy.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin

Press contacts :
Marco Maccarini
Tel. +39 0125 810218
marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Implements New Global Tool for Employees' Career Progression

Increases effective resourcing of cross-region customer projects

Paris, 11 August 2005 *- Atos Origin, the leading international IT services provider, has rolled out a Global Capability Model (GCM) that provides a standardised, transparent employee framework for its 46,000 staff across 40 countries. The GCM matrix lets its staff plot their own career path within the company, comparing their current skills and competencies with those of a desired position. This enables them to see what opportunities are open to them across the company in their area of expertise.*

The GCM also helps employees further their careers within the company by highlighting the skills needed for progression. Once these skills are identified, employees can request the appropriate training from the HR department to bridge the skills gap and progress in his or her career.

Every IT role in the company has been categorised using the Industry Structure Model version 3 (ISM-3) standard, meaning Atos Origin can instantly compare the skills of all its employees, across all divisions and each of the 40 countries in which it operates. This allows the company to quickly assign the right people to the right customer project. Part of this process has been to align job descriptions across all countries, taking into account cultural differences that dictate varied job titles. This gives the company a clear advantage when resourcing cross-region projects for clients and taking on global business.

The GCM also highlights to Atos Origin any gaps in its skills base and where they should recruit accordingly, ensuring the company can always match appropriately skilled people to customer projects. The model covers both IT roles and non IT roles, such as HR, finance, marketing communications, and administration.

Lucile de Godoy, Global VP Human Resources at Atos Origin says: "By providing support to our employees in planning their individual career paths and transparency in the different skills we have available, the GCM will support us to meet both the needs of our clients and the needs of our people." She continues: "This model gives us a great business advantage in developing skills and resourcing projects. It means we have instant access to all the skills within the company, across the world, as well as allowing our employees to develop their careers and exploit their talents."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Burton's Foods Selects Atos Origin as SAP Partner

Migration to New Hardware and Location Completed in 15 Weeks

***London, 16 August 2005** - Atos Origin, an international IT services company, today announced that it has won a three-year contract with Burton's Foods, a leading branded and own label manufacturer of quality biscuits, confectionery and snack products. Under the contract Atos Origin will provide SAP hosting services and support to help Burton's Foods better manage and exploit its SAP environment.*

Following the successful transition to the new hardware and a new location within the UK in less than 15 weeks, Atos Origin is managing and developing Burton's Foods business critical systems including operational planning, warehouse management, financials, HR and payroll.

"As part of our policy of selective outsourcing, we separately evaluated several suppliers in the data centre hosting and SAP support arenas," said Alan Towersey, Head of Information Systems at Burton's Foods. "In both cases we concluded that Atos Origin was best placed to assist us meet our medium and long term objectives and so far they have lived up to our expectations."

"This contract reinforces our position as the leading SAP partner in the UK Foods sector," said Paul Bray, Head of UK SAP Practice at Atos Origin. "We are committed to helping Burton's Foods with their business process improvement programme targeted at delivering additional value from their SAP Investment."

"Winning this contract further consolidates Atos Origin as a leading IT services provider in the UK and marks a significant step in our growth strategy for the UK private sector where we are aiming to outperform the market in 2005," said Derek Ward, executive vice president, private sector, Atos Origin.

Atos Origin UK recently won SAP UK Partner of the Year for Partner Excellence, an award which recognises customer satisfaction and delivery excellence. The company has over 20 years experience working with SAP solutions and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver Partnership Initiative and has managed more than 1500 implementations. The Atos Origin SAP practice has more than 4,000 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.

Atos Origin

About Burton's Foods
Burton's Foods is a £300m turnover privately owned company. Formed in 2000 through a merger of Burtons Gold Medal Biscuits and the Horizon Biscuit Company Ltd, it is now a leading-edge Branded and Own Label manufacturer of quality biscuits, confectionery and snack products. Burton's Foods is the second largest biscuit manufacturer in the UK and owns the leading brands Maryland Cookies, Jammie Dodgers and Wagon Wheels. Cadbury Fingers, Animals, Signature and Highlights are manufactured under licence.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information contact:
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin concludes IT outsourcing agreement with Premiere

Premiere transfers its information technology to Atos Origin as of 1 September 2005 / Atos Origin strengthens its positioning in outsourcing and in media industry / Premiere completes strategic withdrawal of information technology area

Stuttgart/Munich, 23 August 2005 *- Atos Origin, a leading international Information Technology services provider, announced today the conclusion of a ten-year IT outsourcing contract exceeding €100 million revenues with Premiere, the leading pay TV operator in Germany and Austria with approximately 3.3 million subscriber households. As of September 1st, 2005, Premiere is transferring its information technology to Atos Origin. Over 100 Premiere IT staff at the important media locations of Hamburg and Munich will join the Atos Origin teams.*

Under the agreement, Atos Origin assumes IT functions which are not part of Premiere television company core activities. These cover desktop and server management, operation and development of back office applications and company-specific software, and also the management of IT support for all PC workstations at Premiere in Germany and Austria.

"Premiere core competences are exclusive television and innovative marketing, not information technology. Here we want to deploy experienced and competent partners. For outsourcing operating IT, with its innovative solutions and services, Atos Origin best meets our requirements and needs for information technology", commented Michael Börnicke, Premiere CFO on the decision to transfer IT to Atos Origin. With this agreement, Atos Origin will become the Group's strategic IT partner.

Following Atos Origin's recent outsourcing successes with KarstadtQuelle/Itellium, e-Plus and Deutsche BP, the IT services provider is once again demonstrating its competences in this area. "With the success of the long-term partner agreement, we are very pleased to demonstrate and consolidate our competences as a competent IT partner, particularly for the media industry," stated Gerhard Fercho, Managing Director Germany and Chief Operation Officer Atos Origin Region Germany Central Europe.

KarstadtQuelle, the department store and mail order group, and e-Plus, the leading European mobile telephony provider, previously transferred the management of their IT applications for customer relationship management to Atos Origin; the company is now assuming the IT responsibility of this core IT activity for Premiere. "This covers not only the

administration of over 3.3 million subscriber households, but also their settlement. With this step, Premiere is showing its great confidence in Atos Origin," declared Gerhard Fercho.

For Premiere, Atos Origin local presence was a significant factor in the decision process of an IT outsourcing partner. Atos Origin counts experts at Premiere locations – both in Munich and Hamburg. Another decisive criterion for Premiere was the fact that with numerous outsourcing successes, Atos Origin shows excellent Human Resources competences for the rapid integration and professional management of the transferred staff. And finally, Atos Origin can look back on extensive experience in creating a common corporate culture.

About Premiere

Premiere is the leading pay TV operator in Germany and Austria. Today, some 9 million viewers in around 3.3 million subscriber households are tuned in to enjoy Germany's finest television. Premiere has a business concept that is both simple and convincing. It provides experiences that conventional television can't offer. In a TV environment promoting more and more of the same thing, Premiere's focus is consistently on exclusive programming. Premiere subscribers are the first to see all German Bundesliga goals live. Premiere subscribers are the first to view movie highlights on TV. Premiere subscribers are the first to use technical innovations for a more convenient and attractive television experience.

Premiere offers subscribers 27 TV channels, a sport portal with up to 15 sports channels and 21 digital audio programs giving them unbeatable variety and exclusivity plus the benefit of the best digital audiovisual quality, with TV premieres of 300 movies each year, 4,800 hours of live sport and 19 theme channels for every taste. Convenience and innovation are key features of the Premiere offering. On PREMIERE DIREKT, viewers can order movies whenever they wish, twenty-four hours a day. Conference link-ups during football broadcasts and optional camera angles during Formula One races make the most of the advanced facilities offered by digital television. Under the independent "BLUE MOVIE" brand, Premiere provides full-scale adult entertainment as a telemedia service that can be accessed on-demand via your TV screen.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin Press contact
Nicola Popoff (Germany)
Tel: +49 (0)7 11/73 77-3 11
Email: nicola.popoff@atosorigin.com

PRESS RELEASE

Atos Origin delivers www.citroen.com French Carmaker's New Corporate Website

Paris, 5 September 2005 - *Atos Origin, one of the world's leading providers of information technology services, announced that it has successfully delivered the citroen.com corporate website for one of the two global marques of PSA Peugeot Citroën, Europe's second largest carmaker.*

Citroën asked Atos Origin to revamp its site in order to create a new showcase for the marque and to offer Internet visitors a wide array of information about its model lineup, technologies, concept cars and corporate history. The revamp also involved the reuse of legacy data.

The solution, which was innovative in its choice of tools, was based on new Microsoft technologies. Specifically, the architecture uses Content Manager Server 2002, which makes it simple and easy to update and post online content. The search engine is Convera's RetrievalWareâ knowledge discovery platform, to support user-friendly site navigation. All of the new architecture is seamlessly integrated into Citroën's pooled Internet infrastructure.

The site was delivered in two phases, corresponding to key dates for Citroën. The first version was very quickly brought online for the Paris Auto Show in September 2004, while the second, which added a fuller set of content management features, has been up and running since the Geneva Auto Show last March.

"Thanks to the dedication of the Atos Origin teams and their understanding of our needs," noted **Gérald Ponce, manager of Citroën's Corporate Brand Communication and Consumer Affairs department**, "we now have a next-generation corporate site, supported by the latest technology and offering the flexible operation we need. What's more, the deadlines were non-negotiable, because the site had to be ready in time for the Paris Auto Show, a major event in our industry."

"Thanks to this exciting new site," emphasized **Eric Boustouller, General Manager, Microsoft France and Vice President, Microsoft EMEA**, "Citroën can now more effectively showcase its products. Once again, Atos Origin has demonstrated its capabilities in Microsoft content management technologies."

Atos Origin

About Citroën

Founded by André Citroën in 1919, Citroën has led the global auto industry in innovation and dramatic styling for nearly a century, consistently delivering the comfortable drive and attractive design that delight car enthusiasts around the world. In 1976, the company merged with Peugeot to create PSA Peugeot Citroën, Europe's second largest automobile manufacturer. Having extensively revamped its model lineup in recent years, Citroën now offers the broadest range in its history, culminating with the simultaneous launch in 2005 of the Citroën C1 and Citroën C6.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact presse : **Anne de Beaumont - + 33 (0)1 55 91 24 15 -** anne.debeaumont@atosorigin.com

About Microsoft

Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software -- any time, any place and on any device.

Created in 1983, Microsoft France employs nearly 1000 people. Eric Boustouller has been General Manager since February 1, 2005.

- Microsoft® Content Manager Server 2002 is a product of Microsoft Corp.

- RetrievalWareâ is a registered trademark of Convera Corporation, distributed in France by Acamaya.

PRESS RELEASE

Atos Origin Extend their Global IT Partnership with Philips

***Paris/Amsterdam, 5 September 2005** - Atos Origin, a leading IT services company, announced today the extension of their partnership with Royal Philips Electronics until the end of 2008. This partnership underlines the trust and close collaboration between the two companies, in which Atos Origin remains one of Philips' preferred suppliers for ITservices.*

Daniel Hartert, Member of the Group Management Committee and CIO at Philips, commented: "Our partnership is built on trust, knowledge and expertise and we are confident that Atos Origin will continue to deliver outstanding services to Philips worldwide. We are happy with the extension of this successful partnership and look forward to continued high performance of Atos Origin's services till 2008".

Bernard Bourigeaud, Chairman of the Management Board and CEO at Atos Origin, welcomed the extension to the Philips partnership: "We have a long-lasting relationship with Philips, which has been built on understanding Philips' strategy, providing in-depth experience and adding business value. Atos Origin will continue to be innovative, flexible, transparent and pro-active in delivering high quality services on a worldwide basis, in support of this long-term agreement."

Financial details on this agreement will not be disclosed.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:
Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin first half results for 2005

Operating income rises strongly, to EUR 196 million

PARIS – September 7th, 2005 *– Atos Origin, a leading international information technology services provider, today announced that revenues for the six months ended June 30th, 2005 amounted to EUR 2,725 million, representing an increase of 8.1% compared with the same period last year on a constant scope, exchange rate and accounting basis. The operating margin increased to 6.7% in line with our expectations and net debt fell substantially, to EUR 363 million, following disposal of the company's Nordic activities at the end of June.*

The Group is reporting under the new International Financial Reporting Standards (IFRS) for the first time. Basic earnings per share under IFRS before unusual items (net of tax) were 33% higher than the figure for 2004 on a fully comparable restated basis.

FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30TH, 2005

(in EUR millions)	6 months ended June 30th, 2005 (a)	6 months ended June 30th, 2004 (a)	% Change
REVENUE	2,725	2,622	+4.0%
OPERATING MARGIN	183.1	165.7	+11%
% OF REVENUE	6.7%	6.3%	
OPERATING INCOME	196.3	77.6	+153%
% OF REVENUE	7.2%	3.0%	
NET INCOME – GROUP SHARE	121.3	28.3	+328%
% OF REVENUE	4.5%	1.1%	
RESTATED BASIC EPS (b) (d)	1.57	1.18	+33%
RESTATED DILUTED EPS (c) (d)	1.56	1.17	+33%

BASIC EPS (b)	1.81	0.44	+313%
DILUTED EPS (c)	1.79	0.43	+313%
	June 30th, 2005 (a)	Dec. 31st, 2004 (a)	% Change
NET DEBT TO EQUITY RATIO	20%	30%	-10%
EMPLOYEES AT PERIOD END	46,254	46,584	-1%

(a) Under IFRS
(b) (b) In euros, based on a weighted average number of shares
(c) (c) In euros, based on a diluted weighted average number of shares
(d) (d) Based on net income (Group share) before unusual items (net of tax)
(e) EPS = Earnings per share Group share

Review by the Group Chief Executive, Bernard Bourigeaud (extracted from the Half Year Report):

"It is almost exactly two years since we announced the acquisition of Sema Group from Schlumberger. The integration process has been successfully completed and has transformed Atos Origin into a major player in the global IT services market. As the market for IT services recovered during 2004, we were therefore able to take full advantage of the scale efficiencies that were achieved, especially in the major countries of Europe. We now have strong leadership positions in France, The Netherlands and the United Kingdom. We will double our revenues in Germany this year, although we still have work to do to reach our scale objective, and we are making good progress in Spain and Italy.

We have also started to lay solid foundations for the expansion of our business in Asia Pacific. This is a vibrant region, with a strong economic growth rate and many opportunities to deliver radical IT solutions and services to our clients. In China, we already have a strong base of clients and our Olympic team is preparing for the Beijing Games in 2008. In Malaysia, China and especially in India, we are growing our offshore support capability rapidly, in line with demand from our clients.

I am pleased with the progress we have made in accelerating the organic growth of the business. We have also streamlined our organisation, including disposing of non-core businesses. As a result, I expect our borrowings to fall to low levels by the end of this year and to return to a net cash position next year. That leaves us well positioned to take full advantage of developments in the global IT service market.

First half results

Group revenues for the first half of 2005 were slightly ahead of our expectations, at EUR 2,725 million, representing an organic increase of 8.1% compared with the same period last year, on a constant scope and exchange rate basis. The performance was broad-

based and each of the three main service lines recorded good growth, with Consulting being especially strong and leading the recovery. Recurring revenue business represented more than 60% of Group sales in the first half of 2005, driven especially by application management.

The operating margin for the period was 6.7%, again in line with our expectations, with a strong surge from 5.7% in the first quarter to 7.7% in the second. At EUR 183 million, the Group's organic operating margin growth was 18% at constant scope and exchange rates. The integration of new contracts signed since the second half of last year is progressing well and we expect the benefits of management action to flow through strongly in the second half of this year.

Net income was EUR 121 million, 4.5% of total revenues, representing earnings per share of EUR 1.81 on a six-month basis. This is a substantial increase compared with net income of only EUR 28 million and EPS of EUR 0.44 at this time last year, which included significant restructuring costs after the Sema Group acquisition.

In the first half, the Group generated a net cash inflow of EUR 128 million and net debt at the end of June 2005 decreased to EUR 363 million. This was in spite of a short-term increase in working capital and restructuring payments of EUR 55 million during the period. It included nearly EUR 220 million of cash flow from operating activities, representing 8.1% of total revenues, and net cash proceeds of EUR 141 million from the disposal of the Nordic business. In the second half, we expect a further reduction in net debt, coming both from higher profitability and a reduction in working capital levels.

Commercial Performance

- Encouraging inflow of new orders, with a book-to-bill ratio of 139%
- Critical contract renewals (UK Department for Work and Pensions)
- Important new contract signings (Renault, LCH-Clearnet)
- Extension of Olympic contract up to 2012
- Partnership expansion with Euronext (Atos Euronext Market Solutions)
- Extension of commercial partnership with Philips until 2008

The successful reorganization of our commercial strategy after the Sema Group acquisition began delivering results in the second half of 2004. In the first half of 2005, the book-to-bill ratio reached 139%, including the substantial renewal of the contract with the Department for Work and Pensions in the United Kingdom and important contracts signed with Renault and LCH-Clearnet.

On July 1st, 2005, Atos Origin, as the Worldwide Information Technology Partner of the International Olympic Committee (IOC), signed a contract extension to become the Information technology systems integrator for the 2010 Olympic Winter Games in Vancouver, Canada, and the 2012 Olympic Summer Games in London. Such signings demonstrate the confidence of our clients in building strong, committed, long-term partnerships.

In July 2005, Atos Origin also announced a major expansion of AtosEuronext, its partnership venture with Euronext, Europe's leading cross-border exchange business. The two companies have signed an agreement to form a new company, to which additional activities have been contributed jointly, including the provision of services to Euronext.liffe in London. The new extended venture is called Atos Euronext Market Solutions (AEMS). AEMS is one of the leading providers of exchange solutions and well positioned to build a dominant business to serve capital markets globally. At the same time, it will enable Euronext to enhance its operational efficiency and further extend its leading market position.

In addition to AEMS, the Group has two other specialist businesses in Managed Operations providing strong added value for its clients. Atos Worldline delivers card payment and internet processing services in France and Germany. We believe that there are opportunities for growth in the European market for such services and, more specifically, we believe that there will be strategic opportunities for Atos Origin to expand the scope of its activities into other countries in the region.

In Healthcare, we already have a strong base of skills and resources centred around success in developing business in the United Kingdom with the Department for Work and Pensions (DWP), the Department for Trade and Industry and Royal Mail. There are opportunities for building business further with the UK National Health Service, especially in Scotland. I believe that there will also be opportunities to build on our experience within continental Europe, where we are already working with public sector authorities in France and more broadly with Philips Medical Services.

Disposal program

In May 2005, Atos Origin completed the disposal of its Venezuelan business and at the end of June 2005 finalized the sale of its significant Nordic operations to WM-data. The annual revenues of that business were approximately EUR 175 million. Atos Origin and WM-data have entered into an alliance agreement to provide extended support for each other's clients in their respective geographic domains.

In 2004, the Group disposed of businesses with annual revenues of just over EUR 200 million and the Nordic disposal represents a significant step towards reaching its original objective of disposing of activities with annual revenues of up to EUR 500 million. The eight disposals to date had cumulative annual revenues of around EUR 410 million, representing more than 80% of the disposal plan. The Group expects to complete the remainder of its disposal program by the end of 2005.

New syndicated loan

On May 12th, 2005 Atos Origin signed a EUR 1.2 billion multi-currency revolving credit facility with a consortium of nine banks, which is to be used for general corporate purposes, including the refinancing of the previous EUR 900 million syndicated facility, which was established in January 2004 following the Sema Group acquisition. The new credit facility has a five-year maturity with two one-year extension options. The new facility offers a 0.3% annual spread over Euribor in comparison with an annual spread of 1.5% on the previous syndicated facility. The new facility will reduce borrowing costs and increase

the Group's available financial resources. The repayment terms and conditions of the new agreement are considerably more flexible than under the previous facility.

Shareholders

On July 13th, 2005 Royal Philips Electronics sold its holding of 10.3 million shares in Atos Origin (15.4% of the common stock) to Citigroup in a block deal. Citigroup immediately sold those shares on to a wide range of investors. Following this transaction, the free float of the Company's shares is now almost 100%. The volume of shares traded each day has increased proportionally and I believe that this will make the Company's stock more attractive to many investors, especially the larger institutions, and lead to it being represented in more of the major European share indices.

The commercial relationship with Philips remains excellent and we are one of their preferred suppliers for IT services. Philips is one of Atos Origin's largest customers and the Group has many contracts and service level agreements with Philips that mature at different dates, of which 60% relate to the Managed Operations business. The close collaboration and trust between the two companies has just been confirmed by the signing of an extension of our global IT partnership until the end of 2008. Our partnership with Philips is based on a deep understanding of Philips' strategy and the provision of added-value solutions and business expertise. To support this long-term agreement, Atos Origin will continue to be innovative, flexible, transparent and pro-active in delivering high quality services to Philips on a worldwide basis.

Board representation and governance

At the Annual Shareholder Meeting last June, Alain Le Corvec stepped down from the Supervisory Board and I would like to thank him for his support to the Group. Diethart Breipohl was appointed as a member of the Board. Dr. Breipohl is a member of the Management Board of Allianz and of the Supervisory Board of KarstadtQuelle.

Gerard Ruizendaal has resigned from the Board following the disposal by Philips of its share stake in Atos Origin and I would also like to thank him for his many contributions to the Group. We currently have a Supervisory Board comprising seven directors.

Outlook for the remainder of 2005

In 2005, Atos Origin will continue to focus on achieving organic growth, ensuring that it executes properly on large contracts and provides its clients with the highest level of service.

Based on a clear recovery of the IT services market, a steady flow of new orders announced since the beginning of the second half of 2004 and good order coverage for the remainder of 2005, including an expansion of the AtosEuronext partnership in the second half, the Group now expects to achieve organic revenue growth of at least 8% in 2005 on a constant scope and exchange rate basis.

The ramp-up of profitability on new contracts and continuation of organisational streamlining launched in 2004 will drive the Group's profitability forward, and I confirm that we expect the operating margin for 2005 to be in the range 7.5% – 8.0%.

Atos Origin

We also expect to reduce working capital significantly in the second half and to complete the business disposal program. Consequently, net debt is expected to fall to around EUR 200 million by year-end."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32,
john.white@atosorigin.com

Atos Origin

PRESS RELEASE

ICT and Services Industry unite to help Europe on the global race for growth

Brussels, 7 September 2005 *- Leading players from the software, telecommunication and services industry announced today that they have joined forces to launch the Networked European Software and Services Initiative (NESSI), a new European Technology Platform.*

The aim of NESSI is to create one unified strategy to influence investment in European research to encourage the development of software and service-oriented architectures. Crucial elements of software infrastructure are missing today and their creation will facilitate the seamless and cost-effective development of services, enabling European companies to achieve flexible business models and compete in an increasingly aggressive global commercial environment. A software infrastructure built on NESSI principles will also benefit the citizen by widening the range of user-friendly services available, whilst guaranteeing privacy and safety.

The thirteen founding member companies include: Atos Origin, BT, Engineering, Hewlett Packard, IBM, Nokia, ObjectWeb, SAP, Siemens, Software AG, Telecom Italia, Telefonica, and Thales – a heavyweight group made up of almost one million employees and collectively generating €300 billion in annual revenues.

NESSI's launch comes at a time when globalisation is a reality, IT and communications are converging, the pace of adoption of new technologies is increasing constantly, open-source software is changing the overall economic balance, and IT itself is becoming both ubiquitous and invisible.

The software and services industry in Europe employs more than one million people and accounts for five to six per cent of European GDP. Over the last five years, 60 per cent of the jobs created in Europe were highly skilled and the increase of 'high-knowledge' employment was three times faster than the average growth in more traditional sectors.

Viviane Reding, EU Commissioner for Information Society and Media, said: "I very much welcome this NESSI initiative, and the commitment shown by its partners to develop a common services platform. This has the potential to strengthen Europe's competitiveness in many economic sectors, and is another very practical step in implementing our i2010 policy for growth and jobs in Europe."

NESSI's mission is to:

- Provide European Industry and the Public Sector with efficient services and software infrastructures to improve flexibility, interoperability and quality;
- Master complex software systems and their provision as service oriented utilities;
- Establish the technological basis, the strategies and deployment policies to speed up the dynamics of the services eco-system;
- Develop novel technologies, strategies and deployment policies that foster openness, through the increased adoption of open standards and open source software as well as the provision of open services;
- Foster safety, security and the well-being of citizens by means of new applications, enhanced efficiency of industry and administrations, and competitive jobs.

NESSI is open to new members and will provide other companies with the opportunity to join at its first annual conference that shall take place in the fall of 2005.

For more information on NESSI's mission and objectives, please visit www.nessi-europe.com

PRESS CONTACTS:

Antonio Ferreiro Spain PR Manager Tel.: +34 91.214.8915 antonio.ferreiro@atosorigin.com	**Anna Easton** Head of Media Relations Tel: +44 (0)20 7356 5372 anna.easton@bt.com
Costanza Amodeo Press Officer Tel.: +39-06.49 201 320 Costanza.amodeo@eng.it	**Philippe Borremans** philippe_borremans@be.ibm.com
Claudia Martens Public Relations Manager, Public Affairs Tel.: +43 3135 2000 2221 GSM: +43-664-8112-954 claudia.martens@hp.com	**Riitta Mard** Communications Manager Nokia Research Center Tel. +358 7180 36117 Nokia Communications Tel. : +358 7180 34900 press.office@nokia.com www.nokia.com

François LETELLIER INRIA Rhône-Alpes - ObjectWeb Consortium Executive Committee GSM: +33 (0)6 84 64 00 24 - francois.letellier@objectweb.org Skype: francois.letellier http://os3g.blogspot.com/ http://www.objectweb.org	**Petra Hochstein** Director Business Development & Communication SAP Research SAP AG Tel.: +49-6227-78-29-748 GSM: +49-171-56-71-711 C: +1-917-412-71.93 (only when in the US) petra.hochstein@sap.com
Vera Janssens Corporate and Marketing Director 0477/ 67 39 28 02/ 536 72 67\ 014/ 58 84 03 vera.janssens@siemens.com **Guido Weber** Corp Communications Munich guido.weber@siemens.com Tel.: +49 (89) 636-49030 Fax: +49 (89) 636-49220 GSM: +49 (175) 2086 494	**Paul Hughes** Media Relations Tel.: +49-6151-92-1787 Fax: +49-6151-92-1621 E-Mail: press@softwareag.com
Roberta Perfetti Media Relations Tel.: +390636882422- +390285956847 GSM: +393351312910 roberta.perfetti@telecomitalia.it	**Mauricio Fernández** Communication Director Tel: +34 91 584 09 prensa@telefonica.es
Elisabeth Valensi Communications Director Services Division Tel. : +33 (0)1 57 77 83 83 GSM: +33(0)6 07 55 68 62 Fax: +33(0)1 57 77 83 53 elisabeth.valensi@thalesgroup.com	

Atos Origin

PRESS RELEASE

Atos Origin presents the improvement factors for e-commerce site conversion rates

2nd e-commerce Convention From September 13 to 15, 2005 in Paris - Cœur Défense

Paris, 13 September 2005 - Atos Worldline, an Atos Origin Company, participates in the 2nd eCommerce Convention to be held in Paris at Cœur Défense from September 13 to 15, 2005. The group will present its know-how and eBusiness solutions and will give a joint speech with its clients Fnac.com, France Loisirs and Météo-France at the conference: "Converting an On-line Purchaser into a Customer: what solutions are available for improving the conversion rate?"

Based on its position as leader in electronic payment services and its numerous e-commerce references, Atos Worldline will provide specific insight on the following issues at the 2nd e-commerce Convention in France:

- Best Practices in the market to help improve site performance, in particular regarding conversion rates.
- Three large clients of Atos Worldline will explain their specific approach in this field at the conference on September 15, 2005 at 9.45 am, with a joint speech by Marc Peigné, Internet Product Manager at Atos Worldline, on the topic: "Converting an On-line Purchaser into a Customer: what solutions are available for improving the conversion rate?"
    - Speech by Fnac.com - leader in distributing cultural and leisure goods.
    - Speech by France Loisirs – leader in France for distance sales of books and music with a club of about 4 million members.
    - Speech by Météo-France – www.meteo.fr is the 2nd general information website in France
- Its solution Worldline e-Commerce, multi-channel platform devoted to the on-line sale of goods, contents and services. Through regulated engine tools, contents management, sales animation, tracking, tree navigation, Worldline e-Commerce optimizes the 'time-to-market'. This solution is based on an Open Source infrastructure type and meets the needs of sites with the most critical heavy traffic. The originality of the economic model – based on sector implementation units such as the orders served – shows the high quality of our commitment.

About Atos Origin

Atos Origin

Atos Origin is one of the main international players in information technology services. Its business is turning its clients' strategic vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than 5 billion euros and it employs over 46,000 people in 40 countries throughout the world. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, a subsidiary of the Atos Origin Group - Atos Worldline is a major European *player in the processing of large-volume electronic exchanges, specializing in electronic payment* services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and its annual turnover is €400 million.

Press Contact:
Emilie Moreau
Tel: 00 33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin signs an agreement with De La Rue to implement a worldwide enterprise resource planning (ERP) system

Estimated benefits for De La Rue will be close to €1 million per annum

Madrid, September 14th, 2005 *- Atos Origin, a leading international IT services provider, has signed an agreement with De La Rue, a leading global supplier of cash handling solutions and technology for financial institutions, in order to implement a worldwide enterprise resource planning (ERP) system. Central hosting will be set up, with remote access for users.*

The goal is to implement MFG/Pro eB2.1 software, offered jointly by Atos Origin and QAD Inc., to unify the ERP of the various countries in which De La Rue operates. The shared model, implemented to replace the diverse IT systems in each country, can be adapted to the specific needs of each area.

De La Rue has selected this software as it is best suited to its business needs. Furthermore, De La Rue Cash Systems' Spanish Division already used a previous version of the MFG/Pro software, which served as a reference for the other countries due to its high level of efficiency and low cost. The ERP used by De La Rue Spain provides easier and faster access to information, and creates simpler reporting.

The project will be carried out over approximately 2 years in several stages and will cover a total of 14 countries. The first stage has already been launched in Spain, Germany and the Benelux at the beginning of March this year. The overall investment of the project is estimated at around €5 million.

The agreement signed with Atos Origin in Spain will bring De La Rue benefits of around €1 million per annum from the point of view of IT systems. De La Rue estimates that the project has a return on investment of less than five years.

José Mª de Santiago, IS Business Relationship Manager at De La Rue, said "*De La Rue's agreement with Atos Origin is a major step for De La Rue, as the end result will provide our company with many advantages and significant savings from a business point of view. Our customers, suppliers, and our employees, will benefit from what is a very technologically advanced system that can grow with the company and be adapted to the*

continuous changes. The project will benefit more than 800 office users all over the world, with the possibility of shortly including another 1,000 field engineers too".

The agreement between De La Rue and Atos Origin will cover the sales, supply chain, finance, customer service and logistics departments, ie. practically all of the company's process departments. As part of the agreement, Atos Origin provides consulting for the entire ERP implementation, as well as subsequent high-level support, although De La Rue will also have its own team to support the application.

Antonio López, Manager of Atos Origin's Enterprise Solutions' Division for Spain and Portugal said, "*De La Rue multinational group is a strategic client for Atos Origin and we have been working with them for several years. We have experience with the Cash Division in Spain and Portugal, where we set up the QAD solution in the subsidiaries in the two countries. The trust that the De La Rue group has placed in Atos Origin by asking us to handle this new international project evolved from the good work our consultants have carried out and the excellent relationship we have had during projects carried out previously.*"

De La Rue has stressed the innumerable benefits that this deal will have for the company and hence its customers. The main advantages include: setting up joint processes, standardising codes and nomenclatures, appropriate support for international operations, providing reporting to the company's head office and it will of course involve very significant cost savings from an IT systems point of view.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

The De La Rue Group De La Rue is the leading supplier of cash handling solutions for banks and retailers around the world, helping cut the cost of handling cash. It is involved in producing more than 150 national currencies and a wide range of security documents such as traveller's cheques and vouchers. Employing over 6,500 people across 31 countries, the company is also a leading commercial security printer and papermaker. De La Rue pioneers new technologies including tailored solutions to protect the world's brands through to government identity solutions in secure passports and identity cards.

For more information, please contact:

Antonio Ferreiro
Atos Origin
Tel. +34 91 440 88 00
Email: antonio.ferreiro@atosorigin.com

Guillermo Sánchez
Marketing Manager
De la Rue
Tel. +34 91 329 7100
Fax. +34 91 329 1802
Email: guillermo.sanchez@es.delarue.com

Atos Origin

PRESS RELEASE

Atos Origin Partners with Managed Objects

Global IT Services Leader to Sell and Support Managed Objects BSM Solution in the French Market

***MCLEAN, Va., France, 19 September 2005** - Managed Objects, the Business Service Management company and Atos Origin, one of the world's largest IT operation services companies, announced today they signed a partnership agreement where Atos Origin will resell the company's Business Service Management (BSM) software in France. In addition, Atos Origin will provide a base of consultants for customers seeking assistance with BSM project management or implementation. The agreement presents exponential growth opportunities for both companies in the BSM market which is predicted to exceed $1 billion in the next two years.*

The agreement enables Managed Objects to tap the global reach, support and expertise for which Atos Origin is especially well known and by extension – balances a combined direct and indirect sales strategy. On the other hand, Atos Origin will add Managed Objects' leading-edge BSM technology to its portfolio of offerings, and enhance its capabilities to design and integrate value added solutions, for improving the IT operations of its customers.

"There is a clear trend in France towards solutions that simplify the complexities of managing information technology infrastructures," said Frederic Glaudot, Atos Origin. "Managed Objects BSM accomplishes this by enabling large enterprises to effectively monitor, manage and measure the services IT provides to the business. BSM is essential to complete our consultancy and integration solutions for IT production – we are pleased to count Managed Objects as a partner for BSM solutions."

"BSM continues to outpace growth in the enterprise software sector because it solves a pressing pain universally felt in markets around the world," said Sean Larner, managing director of Managed Objects' European operations. "The partnership with a global leader like Atos Origin adds considerable strength to our presence in France and indeed adds value to our overall channel strategy. We are very pleased to have the earned backing of a world-renowned consultancy such as Atos Origin."

Atos Origin

About Managed Objects

Managed Objects is the Business Service Management Company. Business Service Management (BSM) aligns IT with the business by integrating network, system, application, end user, and business metric information into real-time business service dashboards. Through Managed Objects' BSM platform, companies effectively monitor, manage, and report on the services IT delivers to the business – services like online trading and e-commerce. Consistently acknowledged by the analyst community as best in class, Managed Objects has more BSM implementations in place than any other company. That is why AIB, Auchan, CSC, Credit Suisse, DISA, Fidelity Investments, JPMorganChase, NIH, Progress Energy, Reuters, TIAA-CREF and other global organizations rely on Managed Objects' BSM technology. For more information, visit www.managedobjects.com

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:

Anne de Beaumont - Tel +33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Teams with SAP in Enterprise Services Architecture Adoption Program

Paris, 20 September 2005 *- Atos Origin, an international IT services company, today announced its participation in the SAP® Enterprise Services Architecture (ESA) Adoption Program. The program helps customers evolve their IT systems into a service oriented architecture, and Atos Origin has been selected as a leading member of this initiative. Atos Origin will be present during SAP TechEd '05 that takes place in Vienna from 21 – 23 September and can be visited in Hall A, Booth 2.2*

The program provides a blueprint and tools for an evolutionary transition of an overall IT landscape based on SAP solutions, SAP NetWeaver® and non-SAP systems. Atos Origin offers services which include: ESA opportunity workshops and total cost of ownership (TCO) discovery sessions, building a tailored ESA roadmap, implementing the offering and going live, and finally harnessing the value of ESA.

"The ESA Adoption Program is designed to streamline and standardize the successful adoption of ESA and SAP NetWeaver for customers", said Jason Wolf, Senior Vice President of New Product Introduction, SAP. "This program provides an open framework for our key partners to leverage with their respective customers. Atos Origin has been one of the leading SAP partners to contribute content to, and train consultants on, the ESA Adoption Program. This early leadership position has allowed Atos Origin to build strong knowledgeable resources, who are now capable of delivering on the program's key milestones, thus generating tremendous value for their customers."

Iain Boag, Senior Vice President Global Enterprise Solutions at Atos Origin said: "It is crucial for Atos Origin's consultants to maintain a thorough and professional understanding of the evolving customer business benefits that the architecture offers. With the ESA Adoption Program, our consultants benefit from the latest expertise and are fully prepared to support our customers with the necessary guidance and knowledge they need in order to move from an IT to a process innovation architecture. We are delighted that SAP recognized our expertise by inviting us to become a strategic partner in its ESA Adoption Program."

Atos Origin has already started to engage several customers into the new ESA program, among whom Philips` Semiconductor division. Frans Scheper, Senior Vice President at Philips Semiconductors concluded: "We're very happy to work with Atos Origin on this strategic project to implement the "Customer Information Management Portal II" that aims

to maintain, manage and share vital customer and market information. The Portal Dashboard and the Customer Business Plan modules, will be impemented in 2005. SAP's Enterprise Portal (the portal hosting platform) and associated applications will be developed in SAP NetWeaver®".

As a strategic SAP partner, Atos Origin built a tailored ESA services portfolio based on individual customer needs. This support is of strategic value in the following area's: strategy to ESA mapping, transparency of business and IT landscape, ESA potential analysis, ESA design, ESA strategy, Roadmap Definition, and Execution.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions Atos Worldline and Atos Consulting.

For more information, please contact:

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Showcases Latest Loyalty Offerings at Europe's Strategic Loyalty Conference : Loyalty World

London - September 27 - 29, 2005

London, 20 September 2005 *- Atos Origin, will showcase the latest innovations of its loyalty offerings at Loyalty World in London, from September 27th to 29th, 2005. The group will also chair the conference alongside two of its customers - Thalys International and Air Miles Netherlands - about "Building relationships to improve customer loyalty".*

Atos Origin's commitment to bringing the best in Loyalty knowledge, strategic thinking and innovative concepts is part of the group's aim to make clients' businesses more customer-centric and profitable.

As leading Loyalty Program outsourcer in Europe, with more than ten years experience in the operational management of loyalty building programs, Atos Origin will showcase the recent innovations of its loyalty offering range, supporting most of its clients' ultimate strategic business goal focused on winning and retaining loyal customers. These include loyalty analytics and datamining, building customer intelligence, predicting modeling, costing-out off loyalty campaign.

Conference : "Building relationships that improve customer loyalty"

Arnaud Contival, CRM Manager Atos Worldline, together with Mrs Béatrice Paques, sales and marketing Manager at Thalys International, and Mr Henk Kok, Managing Director at Air Miles Netherlands, will chair the conference about "Building relationships to improve customer loyalty" on Tuesday September 27th – 11.25 am.

They will focus on innovative loyalty programs and the use of mobile technology.

New enhancements in the Worldline Loyalty software suite

During this event, Atos Worldline will present the latest enhancements of the Worldline loyalty software suite, which manages currently more than 30 million customers across Europe. The inclusion of a wide range of new functionalities such as a more powerful rule engine for points calculation, a more flexible web user interface for campaign management and its application with the Automatic Call Monitor (automatic contact through different

Atos Origin

channels such as phone, e-mail or SMS). A prototype of dynamic loyalty application on EMV card will also be demonstrated.

Loyalty World 2005 is Europe's leading strategic pan-European cross industry event.

Loyalty World 2005 is a unique, cross-industry event and Loyalty innovators from Europe will assemble to share their experiences and expertise in capturing lucrative customers. This is a chance to make sure that when it comes to winning customer loyalty, you are definitely ahead of the game.

More information on www.loyalty-world.com/2005/loyalty

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contact:

Emilie Moreau – Tel: 00 33 1 55 91 24 74 – emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin selected by Regione Sicilia to facilitate take off and deployment of the Information Technology plan

Milan, 29 September 2005 *- Atos Origin, a leading international information technology services provider, today announces that it has been selected, together with Accenture, by the Region of Sicily to manage the IT services for the Sicilian Public Administration, thus creating an Information Community in the Region in order to provide IT services to local government offices and improve services for Sicilian citizens.*

Regione Sicilia is already in an advanced phase in the development of its Information community model, called "Sicily and Innovation". It enables the Region of Sicily to complete the strategic configuration as answer to the innovation requests coming from citizens and enterprises. The choice of industrial partners combining worldwide dimension and expertise with an established presence in Italy, allows Regione Sicilia to successfully face and win the IT challenge also along an international dimension.

Atos Origin, selected as main IT supplier has been chosen, in co-operation with Accenture, by Regione Sicilia to ensure the development and implementation of its Integrated Telematic Platform, an infoTelematic System, which represents the technology Infrastructure through which services will be delivered to Public Administration, citizens, and regional companies.

Sicilia e-Servizi, a new Mediterranean company for the Information Development, has been established to deploy the IT services solution. As shareholders of Sicilia e-Servizi, Atos Origin and Accenture, will also take charge of the management of the Integrated Telematic Platform and to support the Sicilian Public Administration in exploiting and developing the carried out investments. A range of 24 different services will be provided, through an integrated unique approach respectful of the IT services of Sicily's local government.

The entire project will definitely facilitate the emerging of Sicily, as focal point for communications between Europe and other Mediterranean countries.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos

Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin in Italy employs over 3,000 staff with specific skills and experiences in the market industries covered by the company. Atos Origin is present in Sicily both directly and through SETESI (Servizi Telematici Siciliani), the regional telematic services company. Atos Origin owns the 59% of SETESI's shares, the remaining 41% being owned Bank of Sicily. SETESI has been providing advanced services for the banking industry for more than seventeen years.

Press contacts

Marco Maccarini
Tel. +39 0125 810218
marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

Atos Origin

TURNING CLIENT VISION INTO RESULTS

HALF-YEAR REPORT 2005

FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30TH, 2005

(in EUR millions)	6 months ended June 30th, 2005 (a)	6 months ended June 30th, 2004 (a)	% Change
REVENUE	2 725	2 622	+4.0%
OPERATING MARGIN	183.1	165.7	+11%
% OF REVENUE	6.7%	6.3%	
OPERATING INCOME	196.3	77.6	+153%
% OF REVENUE	7.2%	3.0%	
NET INCOME - GROUP SHARE	121.3	28.3	+328%
% OF REVENUE	4.5%	1.1%	
RESTATED BASIC EPS (b) (d)	1.57	1.18	+33%
RESTATED DILUTED EPS (c) (d)	1.56	1.17	+33%
BASIC EPS (b)	1.81	0.44	+313%
DILUTED EPS (c)	1.79	0.43	+313%

	June 30th, 2005 (a)	Dec. 31st, 2004 (a)	% Change
NET DEBT TO EQUITY RATIO	20%	30%	-10 pts
EMPLOYEES AT PERIOD END	46,254	46,584	-1%

(a) Under IFRS
(b) In euros, based on a weighted average number of shares
(c) In euros, based on a diluted weighted average number of shares
(d) Based on net income (Group share) before unusual and infrequent items (net of tax)
EPS = Earnings per share Group share

INDEX

Atos Origin

We design, build and operate IT-enabled business processes.

Integrate business and technology, globally.

Focus on carefully chosen market sectors.

Improve the effectiveness of our clients' businesses.

Turning Client Vision into Results

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please visit the Company's web site at http://www.atosorigin.com

CHIEF EXECUTIVE'S REVIEW

INTRODUCTION

It is almost exactly two years since we announced the acquisition of Sema Group from Schlumberger. The integration process has been successfully completed and has transformed Atos Origin into a major player in the global IT services market. As the market for IT services recovered during 2004, we were therefore able to take full advantage of the scale efficiencies that were achieved, especially in the major countries of Europe. We now have strong leadership positions in France, The Netherlands and the United Kingdom. We will double our revenues in Germany this year, although we still have work to do to reach our scale objective, and we are making good progress in Spain and Italy.

We have also started to lay solid foundations for the expansion of our business in Asia Pacific. This is a vibrant region, with a strong economic growth rate and many opportunities to deliver radical IT solutions and services to our clients. In China, we already have a strong base of clients and our Olympic team is preparing for the Beijing Games in 2008. In Malaysia, China and especially in India, we are growing our offshore support capability rapidly, in line with demand from our clients.

I am pleased with the progress we have made in accelerating the organic growth of the business. We have also streamlined our organisation, including disposing of non-core businesses. As a result I expect our borrowings to fall to low levels by the end of this year and to return to a net cash position next year. That leaves us well positioned to take full advantage of developments in the global IT service market.

FIRST HALF RESULTS

Group revenues for the first half of 2005 were slightly ahead of our expectations at EUR 2,725 million, representing an organic increase of 8.1% compared to the same period last year, on a constant scope and exchange rate basis. The performance was broad-based and each of the three main service lines recorded good growth, with Consulting being especially strong and leading the recovery. Recurring revenue business represented more than 60% of Group sales in the first half of 2005, driven especially by application management.

The operating margin for the period was 6.7%, again in line with our expectations, with a strong surge from 5.7% in the first quarter to 7.7% in the second. At EUR 183 million, the Group's organic operating margin growth was 18% at constant scope and exchange rates. The integration of new contracts signed since the second half of last year is progressing well and we expect the benefits of actions to flow through strongly in the second half of this year.

Net income Group share was EUR 121 million, 4.5% of total revenues, representing earnings per share of EUR 1.81 on a six-month basis. This is a substantial increase compared with net income of only EUR 28 million and EPS of EUR 0.44 at this time last year, which included significant restructuring costs after the Sema Group acquisition.

In the first half, the Group generated a net cash inflow of EUR 128 million and net debt at the end of June 2005 decreased to EUR 363 million. This was in spite of a short-term increase in working capital and restructuring payments of EUR 55 million during the period. It included nearly EUR 220 million restated cash flow from operating activities, representing 8.1% of total revenues, and net cash proceeds of EUR 141 million from the disposal of the Nordic business. In the second half, we expect a further reduction in net debt, coming both from higher profitability and a reduction in working capital levels.

COMMERCIAL PERFORMANCE

The successful reorganization of the commercial strategy after the Sema acquisition began delivering results in the second half of 2004. In the first half of 2005, the book-to-bill ratio reached 139%, including the substantial renewal of the contract with the Department for Work and Pensions in the United Kingdom and important contracts signed with Renault and LCH-Clearnet.

On July 1st, 2005, Atos Origin, as the Worldwide Information Technology Partner of the International Olympic Committee (IOC), signed a contract extension to become the Information technology systems integrator for the 2010 Olympic Winter Games in Vancouver, Canada, and the 2012 Olympic Summer Games in London. Such signings demonstrate the confidence of our clients in building strong, committed, long-term partnerships.

In July 2005, Atos Origin also announced a major expansion of AtosEuronext, its partnership venture with Euronext, Europe's leading cross-border exchange business. The two companies have signed an agreement to form a new company, to which additional activities have been contributed jointly, including the provision of services to Euronext.liffe in London. The new extended venture is called Atos Euronext Market Solutions (AEMS). AEMS is one of the leading providers of exchange solutions and well positioned to build a dominant business to serve capital markets globally. At the same time, it will enable Euronext to enhance its operational efficiency and further extend its leading market position.

In addition to AEMS, the Group has two other specialist businesses in Managed Operations providing strong added value for its clients. Atos Worldline delivers card payment and internet processing services in France and Germany. We believe that there are opportunities for growth in the European market for such services and, more specifically, we believe that there will be strategic opportunities for Atos Origin to expand the scope of its activities into other countries in the region.

In Healthcare, we already have a strong base of skills and resources centred around success in developing business in the United Kingdom with the Department for Work and Pensions (DWP), the Department for Trade and Industry and Royal Mail. There are opportunities for building business further with the UK National Health Service, especially in Scotland. I believe that there will also be opportunities to build on our experience within continental Europe, where we are already working with public sector authorities in France and more broadly with Philips Medical Services.

DISPOSAL PROGRAM

In May 2005, Atos Origin completed the disposal of its Venezuelan business and at the end of June 2005 finalized the sale of its significant Nordic operations to WM-data. The annual revenues of that business were approximately EUR 175 million. Atos Origin and WM-data have entered into an alliance agreement to provide extended support for each other's clients in their respective geographic domains.

In 2004, the Group disposed of businesses with annual revenues of just over EUR 200 million and the Nordic disposal represents a significant step towards reaching its original objective of disposing of activities with annual revenues of up to EUR 500 million. The eight disposals to date had cumulative annual revenues of around EUR 410 million, representing more than 80% of the disposal plan. The Group expects to complete the remainder of its disposal program by the end of 2005.

NEW INTERNATIONAL ACCOUNTING STANDARDS

Common accounting standards are being introduced across Europe in 2005, requiring companies to adopt the new rules with effect from January 1st, 2005. Atos Origin had already implemented most of the significant standards in prior years, especially those relating to revenue recognition, pensions and employee benefits, leases and the impairment of assets.

The Group published the full audited impact of the new IFRS standards on its 2004 Accounts in May 2005, before the Company's Annual General Meeting, in accordance with recommendations of the Autorité des Marchés Financiers (AMF). The Group has published today, for the first time, its half-year results under IFRS. A full restatement of the 2004 accounts is included as part of the financial section of this document.

NEW SYNDICATED LOAN

On May 12th, 2005 Atos Origin signed a EUR 1.2 billion multi-currency revolving credit facility with a consortium of nine banks, which is to be used for general corporate purposes, including the refinancing of the previous EUR 900 million syndicated facility, which was established in January 2004 following the Sema Group acquisition. The new credit facility has a five-year maturity with two one-year extension options. The new facility offers a 0.3% annual spread over Euribor in comparison with an annual spread of 1.5% on the previous syndicated facility. The new facility will reduce borrowing costs and increase the Group's available financial resources. The repayment terms and conditions of the new agreement are considerably more flexible than under the previous facility.

SHAREHOLDERS

On July 13th, 2005 Royal Philips Electronics sold its holding of 10.3 million shares in Atos Origin (15.4% of the common stock) to Citigroup in a block deal. Citigroup immediately sold those shares to a wide range of investors. Following this transaction, the free float of the Company's shares is now almost 100%. The volume of shares traded each day has increased proportionally and I believe that this will make the Company's stock more attractive to many investors, especially the larger institutions, and lead to it being represented in more of the major European share indices.

The commercial relationship with Philips remains excellent and we are one of their preferred suppliers for IT services. Philips is one of the Group's largest customers, representing nearly 4% of total annual sales. The Group has many contracts and service level agreements with Philips that mature at different dates, of which 60% relate to the Managed Operations business. The close collaboration and trust between the two companies has just been confirmed by the signing of an extension of our global IT partnership until the end of 2008. Our partnership with Philips is based on a deep understanding of Philips' strategy and the provision of added-value solutions and business expertise. To support this long-term agreement, Atos Origin will continue to be innovative, flexible, transparent and pro-active in delivering high quality services to Philips on a worldwide basis.

BOARD REPRESENTATION AND GOVERNANCE

At the Annual Shareholder Meeting last June, Alain Le Corvec stepped down from the Supervisory Board and I would like to thank him for his support to the Group. Diethart Breipohl was appointed as a member of the Board. Dr. Breipohl is a member of the Management Board of Allianz and of the Supervisory Board of KarstadtQuelle.

Gerard Ruizendaal has resigned from the Board following the disposal by Philips of its share stake in Atos Origin and I would also like to thank him for his many contributions to the Group. We currently have a Supervisory Board comprising seven directors.

OUTLOOK FOR THE REMAINDER OF 2005

In 2005, Atos Origin will continue to focus on achieving organic growth, ensuring that it executes properly on large contracts and provides its clients with the highest level of service.

Based on a clear recovery of the IT services market, a steady flow of new orders announced since the beginning of the second half of 2004 and good order coverage for the remainder of 2005, including the expansion of the AtosEuronext partnership in the second half, the Group now expects to be able to achieve organic revenue growth of at least 8% in 2005 on a constant scope and exchange rate basis.

The ramp-up of profitability on new contracts and continuation of organisational streamlining launched in 2004 will drive the Group's profitability forward, and I confirm that we expect the operating margin for 2005 to be in the range 7.5% – 8.0%.

We expect as well to reduce working capital significantly in the second half. Consequently, net debt is expected to fall to around EUR 200 million by year-end.
The Group expects also the remainder of its disposal program to be completed in 2005.

OPERATIONAL REVIEW

DISCLAIMERS

The Group is reporting its financial results under IFRS for the first time. Comparative data for 2004 has therefore been restated on a pro forma basis under IFRS. The summary pro forma income statements and cash flow statements of the Group for the 6 months ended June 30th, 2004 and the balance sheet at December 31st, 2004 have been prepared in accordance with IFRS accounting principles applied by Atos Origin. The reconciliation of 2004 financial statements between French Gaap and IFRS, and the 2004 segment information by service line and geographical area, are presented hereafter in the sections "Segment information" and "2004 IFRS reconciliation statements" of the Financial Report within this document.

As a result of the reorganization of Sema Group and the compilation of comparative financial information for 2004, the Group has once again been able to split the Consulting and Systems Integration service lines for reporting purposes.

OPERATING PERFORMANCE

Under IFRS, International Accounting Standard 1 (IAS 1) requires a specific split between the underlying on-going operational performance of the business (Operating Margin) and unusual or infrequent income/expenses (Other operating income/expenses), which are separately itemised in the Income Statement before arriving at Operating Income.

(in EUR millions)	6 months ended June 30th, 2005	% margin	6 months ended June 30th, 2004	% margin	% growth	% organic growth
Revenue	2 725		2 622		+4.0%	+8.1%
Operating margin	183.1	6.7%	165.7	6.3%	+11%	+18%
Other operational income (expenses)	13.1		(88.2)			
Operating income	196.3	7.2%	77.6	3.0%	+153%	+148%

The Group achieved an operating margin of EUR 183.1 million (6.7% of revenue) in the first half of 2005, compared with EUR 165.7 million (6.3% of revenue) in the same period last year. Other operating income/expenses included a gain of EUR 53 million on the disposal of the Group's Nordic operations and a total cost of reorganization and rationalization of EUR 36 million, enabling the Group to report Operating Income of EUR 196.3 million for H1 2005, compared with only EUR 77.6 million in H1 2004. The comparative 2004 figures included a charge of EUR 74 million for restructuring the Sema business, which was previous shown as an exceptional item.

REVENUE

For the first half of 2004, the Group reported revenues of EUR 2,653 million under French GAAP. The Group has reported under IFRS for the first time in 2005 and has therefore eliminated nil margin pass-through revenue, which amounted to EUR 31 million in the first half of 2004. This relates mainly to the provision of media content by the Atos Worldline Division in France. Reported Group revenues in H1 2005 were EUR 2,725 million, which were 4.0% higher than the comparative pro forma revenues of the Group in H1 2004 under IFRS, as shown below:

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	% growth
Reported for H1 2004		2,653	
Less: IFRS impact		-31	
Statutory growth	**2,725**	**2,622**	**+4.0%**
Less: Disposals		-88	
Less: Exchange Rate impact		-14	
Organic growth (*)	**2,725**	**2,520**	**+8.1%**

(*) Organic growth at constant scope and exchange rates.

During the second half of 2004, the Group disposed of a number of businesses that removed EUR 88 million from the comparative revenue base - mainly the Cellnet business in the United States of America. Exchange rate movements, mainly linked to the UK pound, resulted in a reduction of around EUR 14 million on a comparable year on year basis. After adjusting for business disposals of the past twelve months, and at constant exchange rates, the Group produced organic growth of +8.1%.

This performance was mainly due to a continuous inflow of new clients and the successful renewal of key contracts since mid-2004, due notably to the increased size and profile of the enlarged group and the new go-to-market strategy put in place last year.

The book-to-bill ratio for the first half of 2005 was 139%, including the substantial renewal of our contract with the Department for Work and Pensions in the United Kingdom, which will be worth at least EUR 750 million over the next 7 years, and up to EUR 1.2 billion over 12 years if extension options are taken up. The Renault contract was recognized in Q1 and LCH-Clearnet in Q2. The Olympic contract extension and the partnership expansion with Euronext will contribute to order entry in the second half of the year.

In 2004, Atos Origin established a Key Account program comprising 30 major clients, which represented more than 50% of total revenues in the first half of 2005, an increase of nearly 20% in the period. With the addition of a further 70 clients, the Group has established a go-to-market strategy focused on 100 clients globally, which drives organic growth and from whom the Group currently derives nearly 70% of total revenues.

The revenue performance by **service line** was as follows:

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	% growth	% organic growth	% 2005 revenue
Consulting	227	201	+12.6%	+13.6%	8%
Systems Integration	1,134	1,067	+6.3%	+8.5%	42%
Managed Operations	1,364	1,354	+0.8%	+7.0%	50%
Total	**2,725**	**2,622**	**+4.0%**	**+8.1%**	**100%**

The three main service lines each recorded good organic revenue growth.

Consulting produced a strong organic revenue increase of 13.6% in the first half, year-on-year. This performance resulted from the positive effects of volume, pricing and bonus awards on projects, and is an example of how the Group is now benefiting from the acquisition of KPMG Consulting in 2002. The increased demand in Consulting is a good indicator of the market recovery and the Group expects future benefits from Atos Euronext Market Solutions in the United Kingdom.

Revenues in **Systems Integration** were 8.5% higher organically in the first half, which confirms the upward trend seen in 2004. This performance represents the first half-year increase for more than two years. There was a clear trend last year showing the rate of decline slowing each quarter and H1 2005 demonstrates clearly that this service line has returned to a growth path. Growth in the first half was mainly due to better volumes, with prices remaining broadly stable. The Group has increased the level of recurring revenues in systems integration, largely through application life cycle management contracts.

After adjusting for business disposals, mainly the US Cellnet business, organic revenue growth in **Managed Operations** was 7.0%, reflecting a steady inflow of orders accumulated during the past year. After strong organic revenue growth of 9.0% in Q1 2005, the more modest increase of 5.1% in Q2 was due to the expected end of a one-year, non-recurring and fully subcontracted call center contract in the United Kingdom, representing a revenue loss of EUR 90 million from May 2005 onwards on a full year basis. This impacted the service line's growth in the first half by 2.6 points, but will be offset in the second half by the extended partnership with the Euronext.Liffe.

The revenue performance by **geographical area** was as follows:

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	% growth	% organic growth	% 2005 revenue
France	731	693	+5.6%	+5.6%	27%
United Kingdom	588	606	-3.1%	-1.3%	22%
The Netherlands	508	476	+6.8%	+6.8%	19%
Germany + Central Europe	273	141	+94.3%	+94.2%	10%
Rest of EMEA	467	473	-1.1%	+0.0%	17%
Americas	93	165	-43.6%	+2.7%	3%
Asia – Pacific	65	69	-5.8%	+11.9%	2%
Total	**2,725**	**2,622**	**+4.0%**	**+8.1%**	**100%**

Europe remains the Group's main operational base, generating 93% of total revenue.

On a regional basis, revenues in **France** were 5.6% higher than last year, with growth of 9.4% in Q2 2005 after only 1.8% in Q1. France benefited from a strong performance in Consulting and Systems Integration, particularly from the new contract with Renault. Outsourcing also achieved better organic growth than in the first quarter, as a number of contracts finished their transition phase and entered into a normal run rate in Q2.

Elsewhere, good organic revenue growth was achieved in **The Netherlands** (+6.8%). The **United Kingdom** was able to compensate the end of the previously mentioned contract by winning additional business, especially in the Public Sector. The United Kingdom will benefit in the second half from the expansion of the AtosEuronext partnership, including the Euronext.Liffe business, in Managed Operations.

Revenues in **Germany and Central Europe** registered an exceptional 94% organic growth, mainly due to the KarstadtQuelle and Eplus contracts. In the **Rest of EMEA**, growth in Italy and Spain confirmed an encouraging trend, but in the Middle East revenues are still affected by political instability in the region. Activity in the Nordic region decreased during the divestment phase.

In **North America**, the Group disposed of more than half of the business in 2004, but the remaining activity is once again showing healthy growth, recording a year-on-year organic increase of 12% in the first half.

In **South America,** revenues were globally stable but the Group still has small units inherited from Sema Group and further action is being taken to streamline those operations. The Group has sold its businesses in Peru and in Venezuela. We intend to focus resources in the region in Brazil, which is also rapidly developing as an important global outsourcing centre.

The **Asia-Pacific** region recorded strong organic growth of 11.9% in the first half of 2005, mainly in Managed Operations. Following investment in a state-of-the-art data centre in Hong Kong, the Group expects to capture new outsourcing business in this region.

OPERATING MARGIN AND PROFITABILITY

For the first half of 2004, the Group reported Income from Operations of EUR 158.3 million under French GAAP. Under IFRS the Group is required to restate several items, principally the non-amortization of the actuarial losses on pensions for the fiscal year 2004, and in relation to transition and processing costs during the initial phase of outsourcing contracts. A reconciliation of the financial statements between French Gaap and IFRS for the six-month period ended June 30th, 2004 is included hereafter in the section "Financial Report".

Under IFRS, the reported Group operating margin for the first half of 2005 was EUR 183.1 million, compared with an IFRS operating margin of EUR 165.7 million in H1 2004, an increase of 11%.

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	% growth
Reported for H1 2004		158.3	
IFRS impact		7.4	
Statutory growth	**183.1**	**165.7**	**+11%**
Less: Disposals		-10.4	
Less: Exchange Rate impact		-0.7	
Organic growth (*)	**183.1**	**154.7**	**+18%**

(*) Organic growth at constant scope and exchange rates.

After adjusting for business disposals during the past twelve months, and at constant exchange rates, the Group produced organic operating margin growth of 18%. Excluding the Nordic operations, which were sold at the end of June 2005, the organic growth of the operating margin on current operations would have amounted to 21%.

The operating margin performance by **service line** was as follows:

(in EUR millions)	6 months ended June 30th, 2005 (*)	% margin	6 months ended June 30th, 2004 (*)	% margin	% margin organic	% growth	% organic growth
Consulting	33.9	14.9%	13.0	6.4%	6.5%	+161%	+162%
Systems Integration	65.7	5.8%	65.1	6.1%	6.3%	+1%	-0%
Managed Operations	113.6	8.3%	122.4	9.0%	8.7%	-7%	+2%
Corporate	(30.0)	-1.1%	(34.9)	-1.3%	-1.4%	+14%	+14%
Total	**183.1**	**6.7%**	**165.7**	**6.3%**	**6.1%**	**+11%**	**+18%**

(*) Before allocation of central structure costs classified under Corporate

Under IFRS, the Group's operating margin rate for the first half of 2005 was 6.7%, compared with a pro forma operating margin rate in H1 2004 of 6.3%. On an organic basis, the H1 2005 operating margin rate was 0.6 points higher than for the same period in 2004.

This illustrates the challenge of the first half of 2005 which was to replace the operating margin of the disposed businesses through the benefits of restructuring actions undertaken since 2004, while at the same time investing in new contracts with lower margin, integrating significant contract renewals, applying prudent accounting policies and maintaining effective risk management on such contracts. As a result, the operating margin rate for the period was 6.7%, in line with the Group expectations, but improving from 5.7% during the first quarter to 7.7% in the second.

As far as seasonality is concerned, the start of the year was impacted by a contractual reduction in revenues on several long-term contracts, where the Group has agreed in advance to share specific benefits with clients. There was also a global salary increase of 2% in 2005, which had a negative impact of 1.2 points on the margin rate.

The margin improvement seen during the first two quarters will continue in the second half of the year and derives mainly from improvements in operational performance, including staff restructuring and better utilization, the replacement of subcontractors by internal staff, the consolidation of datacenter resources and premises, the rationalization of other indirect costs, the reduction of corporate costs and the divestment of underperforming and non-core activities. Improvements will also be achieved by reaching critical size and scale in countries such as Germany.

Consulting margins rose from 6.4% in H1 2004 to an exceptional 14.9% in the first half of 2005. The margin rate has recovered strongly from the trough levels seen in 2002 during the economic downturn. Consulting is benefiting from strong demand growth, including some improvements in pricing and the successful award of incentive bonuses on projects. Operating efficiency has remained at a similar level to the end of December 2004 with a utilization rate of 75%, in spite of a net increase in staff headcount. Staff attrition remains at acceptable levels, given the activity growth.

In **Systems Integration**, profitability fell to 5.8% after a steady margin improvement during the course of 2004, for the reasons mentioned earlier. The short-term margin erosion was also the result of applying prudent accounting policies on the transition and start-up of new contracts as part of our careful risk management program, and working to minimize the on-going impact of a small number of loss-making contracts taken over from Sema. This had a negative margin impact of 0.5%. However, the activities will benefit in the second half from additional staff restructuring and from an extension of the action plan to reduce indirect costs and subcontractors. Since the first half of 2004, Systems Integration has benefited from general price stabilization and less business volatility. Utilization rates remained at 81%, similar to the level at December 2004.

The Group maintained a reasonable margin of 8.3% in its **Managed Operations**, compared with the 8.7% organic margin rate in H1 2004. This was primarily due to scale efficiencies in France and The Netherlands and to good performances in the Atos Worldline business. The margin erosion in the first half compared with the second half of 2004 was the result of new contract wins and several contract renewals, initially at lower margin, the impact of the Cellnet BPO business disposal, which generated a higher margin than the Group average, and the end of a one-year contract in the United Kingdom. Nevertheless, the Group expects margins in this segment to improve significantly in the second half as a result of the disposal of Nordic activities, the rationalization of premises and data center capacity as well as higher utilization of near-shore and off-shore resources.

Corporate costs have been reduced again, by 14% year-on-year. Excluding the Global Consulting and Systems Integration and Global Managed Operations structures, which represent around 0.2% of total revenues, the Corporate organization now represents around 1.0% of total revenues, in line with the operational targets of the Group.

The operating margin performance by **geographical area** was as follows:

During 2004, the first year of the Sema acquisition, the Group's main countries (France, United Kingdom and The Netherlands) made considerable progress in restoring margin rates to levels higher than the Group's average. The operating margin of these three countries grew organically by 3% in the first half and represented 77% of total operating margin before Corporate costs. The average margin rate of these three countries was 9.0% in the first half and was 1.2 points higher than the Group's average before Corporate costs.

During this second year after the acquisition, the focus has been on countries such as Germany, Spain, Italy and the Rest of EMEA. The operating margin of the other countries (excluding the three main ones) grew organically by 63% in the first half and represented 23% of total operating margin before corporate costs. The average margin rate of these other countries was 5.4% in the first half, 2.4 points lower than the Group's average before Corporate costs.

(in EUR millions)	6 months ended June 30th 2005 (*)	% margin	6 months ended June 30th, 2004 (*)	% margin	% margin organic	% growth	% organic growth
France	56.5	7.7%	52.1	7.5%	7.5%	+8%	+8%
United Kingdom	48.8	8.3%	48.4	8.0%	8.0%	+1%	+3%
The Netherlands	59.4	11.7%	60.1	12.6%	12.6%	-1%	-1%
Germany + CE	15.4	5.6%	0.6	0.4%	0.4%	-2461%	+2411%
Rest of EMEA	26.8	5.7%	24.4	5.2%	5.1%	+10%	+12%
Americas	0.7	0.7%	6.7	4.1%	-2.8%	-90%	+126%
Asia – Pacific	5.6	8.6%	8.2	11.9%	13.1%	-32%	-27%
Corporate	(30.0)	-1.1%	(34.9)	-1.3%	-1.4%	+14%	+14%
Total	**183.1**	**6.7%**	**165.7**	**6.3%**	**6.1%**	**+11%**	**+18%**

(*) Before allocation of central structure costs classified under Corporate

All main Group countries and regions continued to generate a positive operating margin.

France, The United Kingdom and **The Netherlands,** which benefit from critical mass, have broadly maintained their operating margins, compensating the integration of new contracts and renewals by the effect of restructuring action in the past year.

Germany and Central Europe significantly increased its operating margin and margin rate. This strong improvement is not only linked to the flow of new contracts, but also to the overall reorganization of the region.

The remaining countries of **EMEA** reported an organic increase in margin rate of +0.6%, even though the region was affected by lower activity in the Middle-East. Many of the component countries within the rest of EMEA still lack critical mass, however, they have benefited from the positive impact of the Sema acquisition and specific action plans to restore profitability. Nearly all of the other European countries in this region improved their profitability, except Nordic, which was adversely impacted during the divestment process.

The reported decrease in the operating margin of **North & South America** was mainly due to business disposals, but on an organic basis the operating margin grew by 126% and the margin rate rose by 3.5 points, from a loss to breakeven. **Asia-Pacific** maintained good profitability at 8.6% in the first half.

ACTIVITY BY QUARTER

(in EUR millions)	1st quarter 2005	2nd quarter 2005	1st half 2005
Revenue	1,356	1,370	2,725
% reported growth	+5.0%	+2.9%	+4.0%
% organic growth (*)	+9.1%	+7.2%	+8.1%
Income from Operations	77.8	105.4	183.1
% profitability	5.7%	7.7%	6.7%

(*) On a constant scope and exchange rate basis

Reported Group revenue represented an organic increase of 7.2% in Q2 2005 after a 9.1% increase in Q1. This is the fourth consecutive quarter-on-quarter increase, confirming not only a general improvement in market conditions, but also the Group's operational successes and integration of acquired businesses.

The KarstadtQuelle contract came on stream in the last quarter of 2004 and will not therefore have an impact on percentage revenue growth in the fourth quarter of this year. In 2004, a large UK client asked the Group to manage a one-year contract involving a public sector call centre, which was fully subcontracted. That contract ended in April 2005. Percentage revenue growth was therefore slightly higher in the first quarter of 2005 than in the second quarter. The expected end of this contract represents an annualized revenue loss of EUR 90 million, from May 2005 onwards. The performance achieved in the first half of 2005 is in line with the quarterly budget and the Group will benefit from new business with Euronext.Liffe in the second half of the year.

The operating margin rate for the first half was 6.7%, which again was in line with Group expectations, with a strong positive trend from 5.7% during the first quarter to 7.7% in the second.

ACTIVITY BY INDUSTRY SECTOR

As a result of the acquisition of Sema Group, the Group now has a well-balanced presence across its chosen industry sectors, without excessive exposure to a single market. In particular, Sema Group and Atos Consulting (formerly KPMG Consulting) have strengthened the Group's presence and brought additional experience in the Public Sector, Utilities and Transport markets. Clearly, a key catalyst for recovery in the technology services industry in Europe has been the Public Sector. An improving trend as been also registered in the Telecommunications and Retail markets.

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	% growth	% organic growth	% 2005 revenue
Public Sector and Utilities	722	736	-1.9%	+9.6%	26%
Telecoms and Media	512	478	+7.1%	+8.4%	19%
Financial Services	473	511	-7.4%	-6.4%	17%
Discrete Manufacturing	344	341	+1.0%	+2.2%	13%
CPG & Retail	265	204	+29.5%	+79.3%	10%
Process Industries	214	150	+43.1%	+6.6%	8%
Transport	129	124	+3.8%	+6.2%	5%
Others	67	78	-14.7%	-13.9%	2%
Total	**2,725**	**2,622**	**+4.0%**	**+8.1%**	**100%**

The Group strengthened its **Public Sector and Utilities** position (26% of total Group revenues, with a 10% organic increase, after adjusting of disposals (mainly Cellnet in Utilities), thanks to the new contract signings with the French, Dutch and UK government ministries. The Group believes that public sector outsourcing will continue to grow significantly throughout Europe.

The Group also strengthened its **Telecoms and Media** position, which represents 19% of total Group revenues, with more than 8% organic increase. In 2004, these markets started to benefit from new investment in Telecommunications infrastructures. The acquisition of Sema Group provided Atos Origin with a leading European position in the Telecom sector, where the new group is able to leverage Sema's experience in delivering billing systems, messaging platforms, CRM, and SIM card applications. The Group benefited from a number of new contracts with E-plus, Telecom Italia, Contrado (KPN) and Bouygues Telecom.

The **Financial Services** sector (17% of total Group revenues) was still impacted by price and volume pressure. The financial services market remains important despite several years of scaled-back IT spending. The new regulatory environment, including Basel II, Sarbanes-Oxley, Solvency II and the move to IFRS accounting standards are driving increased demand for IT services, mainly in The Netherlands and in France. The second half of the period will benefit from the expansion of Atos Euronext Market Solutions, which will bring a return to organic growth and will further open access to the capital markets business.

Discrete Manufacturing (13% of total Group revenues) reported an overall increase of 2%, with a limited 8% decline year-on-year in the Philips account, offset by increased activity with Renault Nissan.

Consumer Packaged Goods and Retail now represent 10% of total Group revenues after registering a significant organic growth of 79%, mainly due to the new contract signed with KarstadtQuelle in September 2004.

Process Industries (8% of total Group revenues) increased by 7% due to good performance with clients in the pharmaceuticals, chemicals and oil & gas sectors.

Transport represents 5% of total Group revenues and recorded a 6% organic increase, including key clients in the United Kingdom such as Network Rail, with whom an additional 5-year contract has been signed in July 2005.

MARKET SHARE AND COMPETITORS

According to Gartner, Atos Origin is the fifth largest IT services company in Europe. IT service market share rankings in Western Europe were as follows:

Ranking in Europe	Competitors In Europe	Western Europe Revenues 2004 (a)	Western Europe Market share
1	IBM	9,943	8.7%
2	EDS	5,308	4.6%
3	Accenture	5,150	4.5%
4	T-Systems	4,890	4.3%
5	Atos Origin	4,807	4.2%
6	Capgemini	4,691	4.1%
7	BT	3,877	3.4%
8	Computer Sciences Corporation (CSC)	3,390	3.0%
9	Siemens Business Services	2,653	2.3%
10	Fujitsu	2,387	2.1%
11	Hewlett-Packard	2,000	1.7%
12	LogicaCMG	1,951	1.7%
Total market size Western Europe		114,553	44.6%

Source: Company Information – Gartner August survey figures in US$

(a) In EUR millions, based on Professional Services include Consulting Services (Consulting for Atos Origin), Development and Integration Services (Systems Integration for Atos Origin), IT Management (Managed Services for Atos Origin) and Process Management (On-line Services and BPO for Atos Origin), but excluding Product Support (Hardware and Software Maintenance and Support).

According to Gartner, based on 2004 figures for external IT spending, Professional Services market shares in each main country were as follows:

Country	Market Size (in EUR millions)	Atos Origin Market Share	Ranking	Market Leader
France	14,768	9.5%	2	Capgemini
United Kingdom	38,469	3.2%	9	British Telecom
The Netherlands	7,637	12.9%	1	Atos Origin
Germany	20,121	1.4%	12	T-Systems
Italy	8,661	3.2%	7	IBM
Spain	5,823	4.2%	4	IBM

Source: Company Information – Gartner August survey figures in US$

FINANCIAL REVIEW

The following financial figures are compared to the reported results of Atos Origin in 2004 restated under IFRS in order the show the underlying earnings per share performance for shareholders.

INCOME STATEMENT AND EARNINGS PER SHARE

The Group reported a net profit (Group share) for the first half of 2005 of EUR 121 million, which represents a substantial increase of 328% compared to the same period last year. Net profitability increased from 1.1% in H1 2004 to 4.5% in H1 2005.

(in EUR millions)	6 months ended June 30th, 2005	% margin	6 months ended June 30th, 2004	% margin	% growth
Operating margin	183.1	6.7%	165.7	6.3%	+11%
Other operating income / expenses	13.1		(88.2)		
Operating income	196.3	7.2%	77.6	3.0%	+153%
Net financial income	(32.2)		(19.2)		
Tax charge	(39.1)		(26.6)		
Minority interests and associates	(3.7)		(3.5)		
Restated net income – Group share (*)	**105.2**	**3.9%**	**76.3**	**2.9%**	**+38%**
Net income – Group share	**121.3**	**4.5%**	**28.3**	**1.1%**	**+328%**
Weighted average number of shares	67,051,174		64,701,248		
Diluted weighted average number of shares (**)	67,647,280		65,185,705		
Restated basic EPS	**1.57**		**1.18**		**+33%**
Restated diluted EPS (***)	**1.56**		**1.17**		**+33%**
Basic EPS	**1.81**		**0.44**		**+313%**
Diluted EPS (***)	**1.79**		**0.43**		**+313%**

(*) Based on net income Group share excluding unusual and infrequent items (net of tax)
(**) With dilution impact only
(***) Including impact of conversion of dilutive securities

Other operating income (expenses)
Other operating income/(expenses) relate to income/expenses that are unusual, abnormal or infrequent, as defined under IAS 1. The positive amount in H1 2005 of EUR 13 million includes a charge of EUR 36 for reorganization and rationalization (EUR 28 million for staff and EUR 8 million for premises and data centers), an impairment loss of EUR 9 million from the review of the fair value of long-term assets and a stock option expense of EUR 7 million, offset by EUR 52 million of capital gains, mainly from the Nordic operations disposal, and a net release of EUR 14 million for provisions no longer needed. Within provision release, there was a gross release of EUR 17 million for provisions recorded against the opening balance sheet of Sema Group and Origin, arising from effective management of contractual problems, a positive outcome from tax audits, and the favourable resolution of certain litigation.

The equivalent cost of EUR 88 million in 2004 included reorganization, rationalization and integration costs of EUR 74 million and a stock option expense of EUR 12 million.

Operating income
As a result, the operating income for H1 2005 reached EUR 196 million, an increase of +153% in comparison with last year. Operating income represented 7.2% of total revenues in H1 2005 compared with 3.0% last year.

Net financial expenses
As a result of signing a new revolving credit facility in May 2005, an exceptional cancellation charge of EUR 7 million has been taken relating to fees connected with the previous syndicated loan, which had been capitalized for the duration of that loan. The financial result also included a EUR 7 million depreciation of a non-current financial asset, a EUR 2 million charge linked to discounting long-term provisions and EUR 2 million relating to exchange rate variation and hedging.

The net cost of financial debt reached EUR 16 million in H1 2005. Based on an average net debt of EUR 568 million during the first half, the average cost of borrowing was 5.3%, compared with 5.0% in 2004.

The net cost of financial debt was covered nearly 12 times by operating margin. That compares with a requirement for not less than 4 times cover under the terms of the new credit facility signed in May 2005.

Corporate income tax
The tax charge for H1 2005 was EUR 39 million. The effective tax rate was 31.6% of pre-tax income, a limited increase compared with 28.5% for the fiscal year 2004, due to:

- The profit mix between countries, some generating profit and others being non-profitable after restructuring costs,
- The positive impact of merger restructuring action that only began taking effect in the second half of 2004.

This rate excludes a significant capital gain on the disposal of the Nordic business, which had limited capital gains tax effect.

Minority interests
Minority interests included shareholdings held by joint venture partners and other associates of the Group in the operations of AtosEuronext (50%) and Atos Worldline Processing Services in Germany (42%).

Earning per share
Based on a weighted average of 67,051,174 shares in issue during the first half of 2005, earnings per share (Group share) were EUR 1.81, an increase of +313% compared to the same period last year.

Based on a diluted weighted average of 67,647,280 shares in the period, earnings per share (Group share) were EUR 1.79, an increase of +313% compared to the same period last year.

The net income Group share before unusual and infrequent items (net of tax), comprising other operating income/(expenses), depreciation of a non-current financial asset and the fee charge on the previous syndicated loan, reached EUR 105 million, an increase of +38% compared to last year. On that basis, earnings per share (Group share) were EUR 1.57, an increase of +33% compared to the same period last year.

CASH FLOW AND NET DEBT

The Group began the year with an opening net debt of EUR 492 million. The restated cash flow from operating activities reached 8.1% of total revenues, compared with 7.5% and 7.9% in H1 and H2 2004 respectively. However, there was a sharp increase in working capital of EUR 106 million in the period, arising mainly from the transition and start-up phases on a number of new contracts. As a result, Atos Origin generated a net cash flow of only EUR 36 million from current operations during the period, representing 1.3% of total revenues. We expect the working capital position to improve sharply in the second half as new contracts come fully on-stream.

Net debt at the end of June was therefore largely unchanged compared with the end of 2004, before financial investments and disposals. Including cash from disposals, net debt at June 30th, 2005 fell to EUR 363 million, representing a gearing level of 20%, and giving a leverage ratio (net debt / EBITDA) of 0.84.

(in EUR millions)	6 months ended June 30th, 2005	6 months ended Dec. 31st, 2004	6 months ended June 30th, 2004
Cash from operating activities restated (*)	220.4	208.7	197.2
Income tax paid	1.2	(23.1)	(32.0)
Change in working capital	(105.7)	64.1	28.6
Net cash from operating activities restated (*)	**115.9**	**249.6**	**193.8**
Capital expenditure	(81.0)	(57.8)	(71.7)
Disposal of intangible and tangible assets	0.6	26.5	10.9
Net cash from current operations	**35.5**	**218.3**	**133.0**
Reorganization and restructuring	(54.7)	(72.3)	(69.6)
Fair value adjustments	(8.5)	(7.6)	(7.0)
Other changes (**)	15.0	(42.0)	(35.6)
Net cash before financial investments	**(12.6)**	**96.4**	**20.8**
Financial investments	(17.4)	(79.2)	(441.6)
Disposals of financial assets	158.2	168.1	10.2
Net financial investments	**140.8**	**88.9**	**(431.4)**
Net cash flow	**128.1**	**185.3**	**(410.6)**
Opening net debt	**491.6**	**676.9**	**266.3**
Closing net debt	**363.5**	**491.6**	**676.9**

(*) Excluding reorganization and restructuring, and fair value adjustments

(**) Other changes include common stock issues, dividends paid to minority shareholders of subsidiaries, translation differences, profit-sharing amounts payable to French employees transferred to debt and interests expenses paid including finance lease.

In accordance with the new IFRS requirements, tax paid during the period has been separated from cash from operating activities and interest paid has been reclassified in the net cash from financing activities shown in the table above ("other changes"). Capital expenditure excludes finance leases reclassified in the net cash for financing activities.

Working Capital

Following a significant improvement in working capital during 2004, the negative change in working capital of EUR 106 million in H1 2005 is the result of both the negative seasonality factors, including annual bonus payments, and an increase in DSO ratio from 65 days in 2004 to 70 days in H1 2005, mainly due to the start-up phase on a number of major new contracts.

Capital Expenditure

Capital expenditure amounted to EUR 81 million in H1 2005, representing 3.0% of revenue, which is within the Group's medium-term 2.5%-3% guidance range. The Group continues to believe that capital expenditure is running at levels that can be maintained in the foreseeable future.

Reorganization, Rationalization and Integration

Reorganization and restructuring payments of EUR 55 million included EUR 42 million in connection with staff restructuring and EUR 13 million for other rationalization. EUR 47 million was charged against existing provisions and EUR 8 million was recorded directly in the Profit & Loss account. A further EUR 8 million was paid in respect of fair value provisions, mainly comprising excess software license fees.

Other changes

Other changes include common stock issues of EUR 9 million, positive translation differences of EUR 27 million, partially offset by interest expenses of EUR 18 million, dividends paid to minority shareholders of subsidiaries (EUR 1 million) and the negative impact of IAS 32 & 39 on derivative instruments (EUR 2 million). The profit-sharing amounts payable to French employees will be accounted as debt in the second half of 2005.

Net financial investments
In 2005, cash payments for contracts such as Contrado or Mundivia ones were classified as financial investments under the IFRS3 (Business Combinations) and were largely compensated by the cash proceeds coming from the two Nordic disposals (PA-Konsult at the beginning of the period and the remainder of the Nordic business at the end of the period).

Bank covenants
The Group is substantially within its borrowing covenants, with a Consolidated Leverage Ratio (Net Debt divided by EBITDA) of 0.84 at the end of June 2005. The Consolidated Leverage Ratio may not be greater than 2.5 times under the new facility. Consolidated Interest Cover (Operating margin divided by net cost of financial debt) was nearly 12 times in the first half of 2005. It may not be less than 4 times throughout the term of the new syndicated loan facility.

(in EUR millions)	6 months ended June 30th, 2005	Covenant 2005
Operating margin	**183.1**	
Depreciation of fixed assets	62.3	
Operating net charge of provisions	(35.1)	
Net charge of provisions for pensions	6.4	
EBITDA	**216.7**	
Closing net debt	**363.5**	
Leverage ratio (Net debt divided by EBITDA)	**0.84**	**< 2.5**

(in EUR millions)	6 months ended June 30th, 2005	Covenant 2005
Net cost of financial debt	**(15.6)**	
Other financial income and expenses	(16.6)	
Net financial income	(32.2)	
Coverage of Net cost of financial debt by Operating margin	**11.7**	**> 4.0**

HUMAN RESOURCES

Total staff employed decreased from 46,584 to 46,254 (-1%) between January 1st, 2005 and June 30th, 2005.

Headcount opening	**46,584**
Change in scope	-1,649
Hiring	4,479
Leavers	-2,569
Reorganization and restructuring	-591
Headcount at closing	**46,254**

Changes in scope related to business disposals in the period, including the Peruvian and Venezuelan operations (82 people) and Nordic business (1,463 people), and linked to a change in consolidation method of one company in Spain (104 people).

The staff attrition rate moved in line with the business growth trend and increased slightly to 10.1%, for the first 6 months of the year, compared with 8.7% in 2004. This confirms the improvement of the market in Europe. The Atos Origin rate is lower than for a number of its competitors, partly because the Group has a higher proportion of long-term Managed Operations contracts, where staff turnover tends to be lower.

In terms of average staff during the period, the level has increased by 3% compared with the same period last year, less than the 4% revenue growth in the period.

The level of recruitment has been significant, particularly in the Consulting business, with gross hirings of 4,479 in the period representing 10% of the opening workforce and in line with business volume increases. This includes 430 staff linked to new outsourcing deals signed in the period, including 180 staff taken over from Contrado in the Netherlands and 250 staff from Mundivia in Spain. This level of recruitment is double the level in the same period last year (2,290 people).

The workforce at Atos Origin at the end of June 2005, by Service Line and by Geographical Area, was as follows:

Employees	June 30th, 2005	Dec. 31st, 2004	Change	Average 1st half 2005	Average 1st half 2004	Change
Consulting	2,616	2,138	+22%	2,613	2,190	+19%
Systems Integration	22,739	22,800	-0%	22,927	22,948	-0%
Managed Operations	20,704	21,447	-3%	21,334	20,439	+4%
Corporate	195	199	-2%	194	266	-27%
Total	**46,254**	**46,584**	**-1%**	**47,067**	**45,843**	**+3%**
France	13,102	12,523	+5%	12,812	12,351	+4%
United Kingdom	6,680	6,658	+0%	6,669	6,632	+1%
The Netherlands	8,472	8,321	+2%	8,502	8,455	+1%
Germany + Central Europe	3,638	3,603	+1%	3,615	2,635	+37%
Other EMEA	9,304	10,499	-11%	10,423	10,762	-3%
Americas	2,597	2,714	-4%	2,673	2,733	-2%
Asia-Pacific	2,266	2,067	+10%	2,180	2,009	+9%
Corporate	195	199	-2%	194	266	-27%
Total	**46,254**	**46,584**	**-1%**	**47,067**	**45,843**	**+3%**

Arising from the acceleration of business demand, a number of customers require Atos Origin to take-over and rationalize not only their IT infrastructure and applications but also the associated workforce, including subcontractors. The level of subcontractors therefore increased on a short-term basis to 7% of productive staff at the end of June, compared with 5% at the end of December 2004. However, as part of its business model Atos Origin is accelerating its global recruitment programme and increasing its off-shore and nearshore resources in order to replace these subcontractors.

The indirect staff ratio (indirect staff as a percentage of full time equivalent staff, including subcontractors) has been maintained at an efficient level of 11.3% (11.6% at the end of December 2004).

At the same time, during 2005 the Group continued its vigorous program to streamline and transform the business following the merger with Sema Group. A total of 591 employees left the business in the first half under the re-organization program, representing 1.3% of staff at the start of 2005. The Group is in line with its 2005 reorganization plan. At the end of June 2005, half of the plan has been completed in headcount terms, two-thirds in terms of cost and one half in terms of cash payment.

FINANCIAL REPORT

Consolidated financial statements

Notes to the consolidated financial statements

Transition to the International Financial Reporting Standards (IFRS)

Auditors' report

All of the information presented has been prepared in this half year report as at June 30th, 2005 in accordance with International Financial Reporting Standards (IFRS) and in compliance with EC Regulation No. 1606/2002 of July 19th, 2002.

Atos Origin has opted to prepare its consolidated financial statements for the period ended June 30th, 2005 and 2004 comparative information in accordance with the CESR (Comité européen des régulateurs des marchés de valeurs mobilières) recommendation of December 30th, 2003, as adopted by the AMF (Autorité des Marchés Financiers) in March 2004 and in a communiqué dated June 27th, 2005.

The following accounting policies have been adopted :

- the accounting and valuation principles comply with IFRS as adopted on June 30th, 2005 by the European Union ;

- the presentation of the financial statements (income statement, balance sheet, cash flow statement and statement of changes in equity) is also compliant with IFRS (Conseil National de la Comptabilité (CNC) recommendation model 2004-R02 of October 27th, 2004) ;

- the notes to the financial statements, for which the valuation rules are IFRS compliant, are prepared in accordance with French GAAP (Generally Accepted Accounting Principles) and specifically with CNC recommendation n°99-R-01 governing interim financial statements, as well as the AMF general regulations.

Consequently, these notes do not contain all the IFRS requirements. Such information will be provided at the time of publishing the financial statements as at December 31st, 2005.

The Atos Origin consolidated financial statements for the year ended December 31st, 2005 and the 2004 comparative information will be prepared based on principles applicable at December 31st, 2005. Therefore, Atos Origin may modify financial information relating to December 31st, 2004 and June 30th, 2005, as presented below, to take into account potential changes to the IFRS standards and their interpretation and approval by the European Union.

The reconciliation between French GAAP and the international accounting standards for the 2004 statements is presented in section "Transition to the International Financial Reporting Standards (IFRS)" hereafter.

Consolidated Income Statement

(in EUR millions)	Notes	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Revenue		2,725.4	2,621.8	5,249.3
Personnel expenses	Note 1	(1,467.4)	(1,404.1)	(2,758.4)
Operating expenses	Note 2	(1,074.9)	(1,051.9)	(2,107.6)
Operating margin		**183.1**	**165.7**	**383.3**
% of revenue		**6.7%**	**6.3%**	**7.3%**
Other operating income and expenses	Note 3	13.1	(88.2)	(163.1)
Operating income		**196.3**	**77.6**	**220.2**
% of revenue		**7.2%**	**3.0%**	**4.2%**
Net cost of financial debt		(15.6)	(18.9)	(37.2)
Other financial income and expenses		(16.6)	(0.3)	(13.0)
Net financial income	Note 4	(32.2)	(19.2)	(50.2)
Tax charge	Note 5	(39.1)	(26.6)	(48.4)
Share of net income from associates		0.2	(0.1)	(0.7)
Net income		**125.2**	**31.7**	**121.0**
Of which:				
- Group share		**121.3**	**28.3**	**113.3**
- Minority interests	Note 6	3.9	3.4	7.6

(in EUR and number of shares)				
Net income (Group share) per share	Note 7			
Weighted average number of shares outstanding		67,051,174	64,701,248	65,821,887
Net income (Group share) per share		**1.81**	**0.44**	**1.72**
Diluted weighted average number of shares outstanding		67,647,280	65,185,705	66,392,262
Net income (Group share) per share, diluted		**1.79**	**0.43**	**1.71**

Consolidated balance sheet

(in EUR millions) ASSETS	Notes	June 30th, 2005	December 31st, 2004	June 30th, 2004
Goodwill		2,123.4	2,160.2	2,222.9
Intangible assets		120.6	120.9	46.3
Tangible assets		252.3	232.7	243.2
Investment in associates		3.1	1.5	0.5
Non-current financial assets		22.0	29.5	31.0
Deferred tax assets		291.0	282.6	289.8
Total non-current assets		**2,812.3**	**2,827.4**	**2,833.6**
Trade accounts and notes receivable	Note 8	1,639.7	1,519.0	1,557.4
Current taxes		50.8	66.8	43.0
Other current assets	Note 9	214.8	191.5	265.3
Fair value of financial instruments	Note 14	1.5	-	-
Short-term financial receivable	Note 13	163.0	-	-
Cash and cash equivalents	Note 13	281.3	465.5	273.2
Total current assets		**2,351.0**	**2,242.8**	**2,138.9**
Assets held for sale and discontinued operations		**-**	**21.7**	**262.3**
TOTAL ASSETS		**5,163.4**	**5,091.9**	**5,234.8**

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY		June 30th, 2005	December 31st, 2004	June 30th, 2004
Common stock	Note 10	67.2	66.9	66.9
Additional paid-in capital		1,249.3	1,240.1	1,239.9
Consolidated reserves		276.3	168.6	145.9
Translation adjustments		47.1	(2.5)	55.6
Net income for the period		121.3	113.3	28.3
Shareholders' equity – Group share		1,761.1	1,586.5	1,536.7
Minority interests	Note 11	50.7	51.9	48.2
Total shareholders' equity		**1,811.9**	**1,638.5**	**1,585.0**
Provisions for pensions and similar benefits	Note 12	522.0	514.7	520.0
Non-current provisions	Note 12	146.0	143.2	155.3
Long-term borrowings	Note 13	607.5	632.2	642.4
Deferred tax liabilities		15.8	5,4	16.0
Other non-current liabilities		3.1	0.2	0.2
Total non-current liabilities		**1,294.4**	**1,295.6**	**1,333.9**
Trade accounts and notes payable	Note 15	620.4	577.3	574.6
Current taxes		87.4	74.4	54.5
Current provisions	Note 12	134.7	185.8	249.4
Fair value of financial instruments	Note 14	22.9	-	-
Current portion of long-term borrowings	Note 13	200.3	324.9	307.7
Other current liabilities	Note 16	991.3	993.0	1,027.9
Total current liabilities		**2,057.1**	**2,155.4**	**2,214.0**
Liabilities held for sale and discontinued operations		**-**	**2.5**	**101.9**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,163.4**	**5,091.9**	**5,234.8**

Consolidated cash flow statement

(in EUR millions)	Notes (*)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Net income Group share		121.3	28.3	113.3
Amortization of tangible and intangible assets		62.3	77.5	149.9
Net charge to operating provisions		(28.7)	(26.4)	(94.6)
Net charge to financial provisions		6.7	4.5	(9.0)
Other net charge to operating provisions		(27.7)	(40.1)	(33.1)
(Gains) losses on disposals of fixed assets		(59.6)	13.3	(0.6)
Unrealized gains and losses on changes in fair value		9.4	-	-
Net charge for stock and similar options		6.9	12.2	24.5
Investments in associates and minority interests		3.7	3.5	8.4
IAS 32-39 derivative instruments		6.3	-	-
Financial interests		17.6	21.2	42.2
Tax charge (including deferred tax)		39.1	26.6	48.4
Cash from operating activities before change in working capital *requirement, financial interests and taxes*	a	157.2	120.6	249.3
Taxes paid	b	1.2	(32.0)	(55.1)
Change in working capital requirement	c	(105.7)	28.6	92.7
Net cash from (used in) operating activities		**52.7**	**117.2**	**286.9**
Amounts paid on acquisitions of tangible and intangible assets	d	(81.0)	(71.7)	(129.5)
Proceeds from disposals of tangible and intangible assets	e	0.6	10.9	37.4
Net operating Investment		**(80.4)**	**(60.8)**	**(92.1)**
Amounts paid on acquisitions and long-term investments	f	(22.4)	(512.0)	(585.7)
Cash and cash equivalents of companies purchased during the period	g	6.5	107.7	102.7
Proceeds from disposals of financial investments	h	21.6	10.2	183.7
Cash and cash equivalents of companies sold during the period	I	(26.7)	-	(5.8)
Net long-term investments		(21.0)	(394.1)	(305.1)
Net cash from (used in) investing activities		**(101.4)**	**(454.9)**	**(397.2)**
Common stock issues	j	-	-	-
Common stock issues on the exercise of stock options	k	9.4	0.6	4.1
Purchases and sales of treasury stock	l	-	-	-
Dividends paid to minority shareholders of subsidiaries	m	(1.4)	(1.9)	(3.7)
Subscription of new borrowings	n	791.9	800.9	1,029.5
Repayment of long and medium-term borrowings	o	(940.8)	(696.8)	(919.1)
Net interest paid	p	(22.3)	(18.1)	(39.5)
Net cash from (used in) financing activities		**(163.2)**	**84.7**	**71.3**
Increase (decrease) in cash and cash equivalents	q	**(211.9)**	**(253.0)**	**(39.0)**
Opening cash and cash equivalents		**465.5**	**523.9**	**523.9**
Increase (decrease) in cash and cash equivalents	q	(211.9)	(253.0)	(39.0)
Impact of exchange rate fluctuations on cash and cash equivalents		27.7	2.3	(19.4)
Closing cash and cash equivalents		**281.3**	**273.2**	**465.5**

(*) For reconciliation to the change in net debt over the period and the cash flow by activity over the period presented in the notes.

Consolidated statement of changes in shareholders' equity

(in EUR millions)	Number of shares at period-end (thousands)	Common stock	Additional paid-in capital	Consolidated reserves	Translation adjustments	Revaluation reserves	Net income Group share	Equity – Group share	Minority interests	TOTAL
At January 1st, 2004 IFRS	**47,870**	**47.9**	**279.4**	313.7			**(169.0)**	**471.9**	**46.6**	**518.5**
* Common stock issued for cash	19,060	19.1	960.5					979.6		979.6
* Translation adjustments				(8.9)	55.6			46.7	0.1	46.8
* Appropriation of prior period net income				(169.0)			169.0			
* Stock options				12.2				12.2		12.2
* Net income for the period							28.3	28.3	3.4	31.7
* Other				(2.1)				(2.1)	(1.9)	(4.0)
At June 30th, 2004 IFRS	**66,930**	**66.9**	**1,239.9**	**145.9**	**55.6**		**28.3**	**1,536.7**	**48.2**	**1,585.0**
* Common stock issued for cash	8		0.2					0.2		0.2
* Translation adjustments				8.4	(58.2)			(49.8)	(0.1)	(49.9)
* Stock options				12.2				12.2		12.2
* Net income for the period							85.0	85.0	4.2	89.2
* Other				2.1				2.1	(0.5)	1.6
At December 31st, 2004 IFRS	**66,938**	**66.9**	**1,240.1**	**168.6**	**(2.5)**		**113.3**	**1,586.5**	**51.9**	**1,638.5**
* Common stock issued for cash	301	0.3	9.1					9.4		9.4
* Translation adjustments					50.1			50.1	(0.3)	49.8
* Stock options				6.9				6.9		6.9
* Appropriation of prior period net income				113.3			(113.3)			
* First-time adoption of IAS 32/39				2.8		(12.5)		(9.7)	(1.2)	(10.9)
* Changes in fair value of financial instruments					(0.3)	(2.6)		(2.8)		(2.8)
* Net income for the period							121.3	121.3	3.9	125.2
* Other				(0.4)	(0.3)			(0.6)	(3.6)	(4.2)
At June 30th, 2005 IFRS	**67,239**	**67.2**	**1,249.3**	**291.3**	**47.1**	**(15.1)**	**121.3**	**1,761.1**	**50.7**	**1,811.9**

Segment information

Information by geographical area

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
France			
Revenue	731	693	1,367
Operating margin*	56.5	52.1	121.3
% margin	*7.7%*	*7.5%*	*8.9%*
Operating income*	52.2	28.8	67.1
% income	*7.1%*	*4.2%*	*4.9%*
Year-end number of employees	13,102	12,335	12,523
United Kingdom			
Revenue	588	606	1,222
Operating margin*	48.8	48.4	117.5
% margin	*8.3%*	*8.0%*	*9.6%*
Operating income	47.6	39.1	112.9
% income	*8.1%*	*6.5%*	*9.2%*
Year-end number of employees	6,680	6,482	6,658
The Netherlands			
Revenue	508	476	977
Operating margin*	59.4	60.1	125.4
% margin	*11.7%*	*12.6%*	*12.8%*
Operating income*	33.5	49.9	109.3
% income	*6.6%*	*10.5%*	*11.2%*
Year-end number of employees	8,472	8,425	8,321
Germany and Central Europe			
Revenue	273	141	334
Operating margin*	15.4	0.6	17.2
% margin	*5.6%*	*0.4%*	*5.2%*
Operating income*	16.8	(5.7)	11.5
% income	*6.1%*	*-4.0%*	*3.5%*
Year-end number of employees	3,638	2,600	3,603
Other European countries, Middle-East and Africa			
Revenue	467	473	928
Operating margin*	26.8	24.4	54.1
% margin	*5.7%*	*5.2%*	*5.8%*
Operating income*	12.7	(0.2)	0.8
% income	*2.7%*	*0.0%*	*0.1%*
Year-end number of employees	9,304	10,694	10,499
Americas			
Revenue	93	165	280
Operating margin*	0.7	6.7	9.7
% margin	*0.7%*	*4.1%*	*3.5%*
Operating income*	(0.3)	0.1	1.1
% income	*-0.3%*	*0.0%*	*0.4%*
Year-end number of employees	2,597	2,761	2,714
Asia- Pacific			
Revenue	65	69	141
Operating margin*	5.6	8.2	9.6
% margin	*8.6%*	*11.9%*	*6.8%*
Operating income*	6.5	5.3	7.0
% income	*10.0%*	*7.6%*	*4.9%*
Year-end number of employees	2,266	2,031	2,067
Corporate			
Operating margin	(30.0)	(34.9)	(71.5)
% margin	*-1.1%*	*-1.3%*	*-1.4%*
Operating income	27.1	(39.7)	(89.5)
% income	*1.0%*	*-1.5%*	*-1.7%*
Year-end number of employees	195	248	199
Total Group			
Revenue	2,725	2,622	5,249
Operating margin	183.1	165.7	383.3
% margin	*6.7%*	*6.3%*	*7.3%*
Operating income	196.3	77.6	220.2
% income	*7.2%*	*3.0%*	*4.2%*
Year-end number of employees	46,254	45,576	46,584

(*) before allocation of Corporate costs

Information by service line

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Consulting			
Revenue	227	201	401
Operating margin*	33.9	13.0	38.4
% margin	*14.9%*	*6.4%*	*9.6%*
Operating income*	31.7	9.4	39.6
% income	*13.9%*	*4.7%*	*9.9%*
Year-end number of employees	2,616	2,144	2,138
Systems integration			
Revenue	1,134	1,067	2,132
Operating margin*	65.7	65.1	153.6
% margin	*5.8%*	*6.1%*	*7.2%*
Operating income*	54.2	25.5	85.8
% income	*4.8%*	*2.4%*	*4.0%*
Year-end number of employees	22,739	22,709	22,800
Managed operations			
Revenue	1,364	1,354	2,716
Operating margin*	113.6	122.4	262.8
% margin	*8.3%*	*9.0%*	*9.7%*
Operating income*	83.2	82.4	184.3
% income	*6.1%*	*6.1%*	*6.8%*
Year-end number of employees	20,704	20,475	21,447
Corporate			
Operating margin	(30.0)	(34.9)	(71.5)
% margin	*-1.1%*	*-1.3%*	*-1.4%*
Operating income	27.1	(39.7)	(89.5)
% income	*1.0%*	*-1.5%*	*-1.7%*
Year-end number of employees	195	248	199
Total Group			
Revenue	2,725	2,622	5,249
Operating margin	183.1	165.7	383.3
% margin	*6.7%*	*6.3%*	*7.3%*
Operating income	196.3	77.6	220.2
% income	*7.2%*	*3.0%*	*4.2%*
Year-end number of employees	46,254	45,576	46,584

(*) before allocation of Corporate costs

Accounting policies

As at January 1st, 2005, the consolidated financial statements have been drawn up in accordance with International Financial Reporting Standards (IFRS) and with EC Regulation No. 1606/2002 of July 19th, 2002. This interim financial information has therefore been prepared based on the rules governing the measurement and recognition of transactions arising from the IFRS standards applicable at June 30th, 2005.

The financial statements dated prior to January 1st, 2005, initially prepared in accordance with Regulation No. 99-02 of the French Accounting Regulation Committee (CRC-Comité de Réglementation Comptable), have been restated according to international accounting standards, with the exception of IAS 32/39 applied solely as of January 1st, 2005. The process for converting French GAAP to international accounting standards and the impact of the transition to IAS 32/39 is described in section "Transition to the International Financial Reporting Standards (IFRS)".

Consolidation methods

The financial statements of the companies exclusively controlled by Atos Origin, either directly or indirectly, are fully consolidated. Exclusive control is assessed based on the majority of voting rights, the contractual rights or the company's operational management.

Companies jointly controlled are proportionately consolidated.

Companies in which the Group exercises significant influence are accounted for using the equity method. Significant influence is presumed when more than 20% of the voting rights are held.

Basis of consolidation

All companies are consolidated based on their financial positions at June 30th and restated, where necessary, in accordance with Group accounting policies.

Presentation rules

Pursuant to IFRS presentation standards, a current and non-current distinction is made between assets and liabilities on the balance sheet. Atos Origin has classified as current assets and liabilities those that Atos Origin expects to realize, use or settle during its normal cycle of operations, which can extend beyond 12 months following the period-end. Current assets and liabilities, excluding the current portion of borrowings and financial receivables, represent the Group's working capital requirement.

Translation of financial statements denominated in foreign currencies

The balance sheets of companies based outside the Euro zone are translated at closing exchange rate. Income statement items are translated based on average exchange rate for the period. Balance sheet and income statement translation adjustments arising from a change in exchange rates are recognized under "Translation adjustments" and included in equity in accordance with IAS 21.

Translation of transactions denominated in foreign currencies

In accordance with IAS 21, foreign currency transactions are translated using the rate applicable at the transaction date. Monetary assets and liabilities are revalued at the closing rate. Translation adjustments arising from this revaluation are recorded under the heading "Other financial income and expenses."

Hedge accounting

The Group uses a variety of financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading financial institutions. Foreign exchange risks are hedged using forward contracts and currency swaps, and interest rate risks using standard interest rate swap agreements.

In accordance with IAS 39 on financial instruments, derivatives are recognized at their fair value on the balance sheet. The change in the fair value of these derivatives is recorded in the income statement except when they are eligible for hedge accounting (when the documentation and effectiveness criteria are met), whereupon:

* for fair value hedging of existing assets or liabilities, the hedged portion of these elements is measured on the balance sheet at its fair value. The change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments according to their effectiveness.

* for cash flow hedging, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity. The change in value of the ineffective portion is recognized in "Other financial income and expenses." The amounts recorded in net equity are transferred to the income statement simultaneously to the recognition of the hedged items.

Business combinations

A business combination may involve the purchase of another entity, the purchase of all the net assets of another entity or the purchase of some of the net assets of another entity that together form one or more businesses.

When combining businesses, the identifiable assets and liabilities of the entity acquired are valued in accordance with IFRS 3.

The difference between the acquisition cost and the fair value of the identifiable assets and liabilities acquired is recorded as "Goodwill" for companies consolidated by full or proportional integration, and as "Associates" for companies over which the Group exerts significant influence.

In a partial transfer of shares in companies consolidated by global or proportional integration, the cost price of the asset transferred includes the quota of goodwill attributed to the transferred shares, whether the transfer occurs by way of exchange (shares or cash) or dilution.

Goodwill

Goodwill represents the unallocated difference between the acquisition cost of a company or a business and the Group's share in the net assets of this company or business after the fair value adjustment of assets and liabilities acquired as of the date of acquisition. Goodwill is subject to annual impairment tests as described below.

Effective date of acquisitions and disposals

The consolidated income statement includes the results of companies acquired during the financial year, commencing from the date on which control changed. Disposals are included up until the date on which the sale was completed.

Research and development expenditure

In accordance with IAS 38 - intangible assets, research and development expenditure in respect of specific applications or products is expensed in the period in which it is incurred unless the following criteria are met:

* the project is clearly identified and the costs can be measured reliably ;
* the technical feasibility of the project can be demonstrated ;
* the Group has the intention to complete the project and use or sell the resulting solutions ;
* there exists a market for the sale of the solutions developed ;
* it is probable that future economic benefits will flow to the Group ;
* the Group has the resources necessary to complete the project.

The costs of adapting software previously developed by the Group for the specific requirements of a client in the case of Business Process Outsourcing (BPO) activities, are capitalized in intangible assets and amortized over the term of the contract.

Other intangible assets

Other intangible assets mainly comprise software acquired by the Group and amortized on a straight-line basis over periods specific to each acquisition, subject to a maximum of five years. The cost of software developed for internal or commercial use is generally expensed in the period in which it is incurred. However, it may be capitalized within intangible assets when the required conditions as defined by IAS 38 are satisfied. Only costs incurred during the software production phase are capitalized. Costs incurred during the design phases are expensed in the period.

The Group holds a number of patents but has not granted any licenses in respect thereof. The Group incurs license fees in respect of licenses granted to it. These fees are recorded in the income statement as "Other operating expenses."

During a fair value review of newly acquired outsourcing contracts, the Group may recognize assets such as "customer relationships" (backlog margins or upfront payments) separately from the remaining goodwill resulting from the valuation of the assets and liabilities acquired.

In accordance with IFRS 3, "backlog margins" arising from legal and contractual rights are classified in intangible assets and amortized over the term of the contract.

"Upfront payments" are classified in trade accounts and notes receivable and transferred to the income statement over the term of the contract plus one renewal as defined in the contract, and deducted from revenue.

Tangible assets

Tangible assets are recorded at acquisition cost, excluding any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives :

– Buildings	20 years
– Fixtures and fittings	5 to 10 years
– Computer hardware	3 to 5 years
– Vehicles	4 years
– Office furniture and equipment	5 to 10 years

Assets acquired under operating lease contracts are not capitalized. Assets acquired under finance lease contracts are capitalized and the corresponding borrowing recorded as a liability in the balance sheet. The accounting policy adopted by the Group is consistent with IAS 17 on leases.

Review of the "value in use" of long-term assets

The Group has applied IAS 36 since 2002 and reviews the "value in use" of long-term assets at each year-end closing.

In addition, long-term assets (tangible assets, intangible assets and goodwill) are adjusted to their "value in use" when significant adverse changes are identified indicating that the value in use of an asset appears to be lower than its net carrying amount on a long-term basis. Such events include significant adverse long-term changes affecting the economic environment and the assumptions made, and commercial objectives chosen, at the date of acquisition.

For goodwill, in addition to future economic benefits, value in use takes into account the benefits expected from acquisition, such as synergies resulting from the integration of the acquired enterprise with the Group's activities and the enterprise's strategic value for the Group.

The Group assesses the value in use of long-term assets within geographical areas, reflecting the operational organization and the way in which capital employed is managed within the Group.

Value in use is determined using the discounted cash flow method, in accordance with the following principles:

* The after-tax cash flows are drawn from the annual budget and a 3-year plan (the explicit period) as prepared by the managements of the areas concerned, after review by the Group Finance Division and approval by the Management Board;
* The discounting rate adopted corresponds to the average weighted cost of capital of the Atos Origin Group;
* The terminal value is calculated by taking the final flow of the explicit period and projecting it to infinity, without taking into account a perpetual growth rate.

Value in use is determined by adding the discounted flows of the explicit period and the discounted terminal value.

Value in use is then compared to the contribution value to the consolidated long-term asset balance sheet for each geographical area.

If the recognition of an impairment loss appears necessary, the amount recognized in "Other operating income and expenses" is equal to the difference between the net book value and the value in use.

Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to value in use for the Group, taking into account the Group's share of adjusted net equity and the profitability prospects of the investment entity. An impairment charge is recorded where the fair value of an investment falls below its acquisition cost.

Treasury stock

Atos Origin shares held by the parent company are recorded as a deduction from consolidated shareholders' equity. In the event of a disposal, the gain or loss and the related tax impacts are recorded as a change in consolidated shareholders' equity.

Trade accounts and notes receivable

Trade accounts and notes receivable are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Transition and transformation costs for the initiation phase of outsourcing contracts may be capitalized in trade accounts and notes receivable when they comply with strict and precise rules. Specifically, such costs must be clearly defined in the outsourcing contract, which shall stipulate that these costs are to be paid during the operational phase of the contract and that the customer shall assume the unpaid balance in the event of the contract's early termination. They are amortized on a straight line basis over the term of the contract.

The recognition of upfront payments is described in "Other intangible assets."

Cash and cash equivalents

Cash and cash equivalents includes liquid assets that are immediately available for sale and for which there is no material risk of impairment in the short term.

The financial assets of transactions (marketable securities) are recognized at their fair value. Changes in the fair value of these assets are recorded in the Income Statement.

Assets and liabilities held for sale or discontinued operations

Assets and liabilities held for sale or discontinued operations are presented on a separate line in the balance sheet assets and liabilities.

Should these assets and liabilities represent either a complete business line or a geographical segment, the profit or loss from these activities will be presented on a separate line of the income statement.

Provisions

The Group applies IAS 37 - Provisions. The standard defines a liability as an asset with a negative economic value for the entity, which is to say the entity has an obligation (legal, regulatory, or contractual) towards a third party that will probably or definitely result in an outflow of resources benefiting the third party, without consideration that is at least equivalent expected from the latter.

IAS 37 covers amounts provided as part of restructuring plans from the time the decision to restructure is made by the competent body and notified to the persons concerned before the closing date.

It requires the discounting of provisions when the time value effect is material. The provision revaluation at each accounting period results in a provision increase recognized in financial expenses.

When acquisitions are recognized, the Group may record provisions (risks, litigation, etc.) in the opening balance sheet. These provisions represent liabilities that create or increase goodwill. Beyond the 12 months allocation period of the opening balance sheet, unused provisions corresponding to changes in estimates as defined in IAS 8 are offset in the income statement under "Other operating income and expenses."

Provisions for pensions and similar benefits

The Atos Origin Group offers its employees various long-term post-employment benefits or benefits conditional on their seniority in the Group, including a lump-sum on retirement and long-term benefits agreed during employment such as jubilee and anniversary premiums. These benefits are subject to the provisions set out hereafter:

a) Defined contribution schemes: these schemes do not create a future commitment for the Group other than the Group's obligation to pay regular contributions of a fixed percentage of the employer's and/or employee's salary to outside organizations. These amounts are charged to the income statement as and when they are paid to the outside organizations.

b) Defined benefit schemes, for which the Group has an obligation towards employees. The characteristics of these plans vary according to the legislation and regulations applicable in each country. They are essentially financed during the employment by payments to specialist funds. These commitments are valued in line with IAS 19 and mainly concern the Netherlands and the United Kingdom.

* Determining the net commitment to be provisioned

Based on the internal rules for each plan in each of the relevant countries, independent actuaries calculate the discounted value of the Group's future obligations (Projected Benefit Obligations), according to criteria that are defined consistently throughout the Group. A principal actuary takes on the task of providing coordination, consistency and standardization of the actuarial parameters used. The discounted value of future obligations changes annually according to the following factors:

Recurring factors

- Increases due to the acquisition of one year of additional rights ("Cost of services given during the year") ;
- Increases due to "reverse discounting" with a one-year reduction on the payment date of rights ("Financial cost") ;
- Decreases linked to the exercise of rights ("Payments to beneficiaries").

One-off factors

- Variations due to changes in external economic assumptions (inflation rate, discount rate, yield expected from the assets, etc.) ;
- Variations due to changes in internal economic assumptions (salary increase rate, staff turnover rate, ...) ;
- Hedging assets are valued at market value at each closing.

* Treatment of actuarial gains and losses

Actuarial gains and losses are created when estimates differ from the reality (e.g. the expected value of fund assets differs compared with their market value at year-end), or as a result of changes to long-term actuarial assumptions (e.g. discount rates, salary changes etc.).

In the case of long-term benefits acquired during employment (jubilees, anniversary premiums), the actuarial gains and losses are provided for on the balance sheet date.

In the other cases (essentially for pension plans), a provision in respect of actuarial gains and losses is recognized when they exceed the greater of 10% of the present value of the obligation and 10% of the fair value of plan assets ("Corridor" principle). The provision is accounted for on a straight-line basis over the average remaining working lives of the employees covered by the scheme in question (amortization of actuarial gains and losses).

* Pension and other benefit charges in the year

The charge recognized in Operating income for pension and other commitments set out above includes :

– a charge for acquiring an additional year of benefit rights ;
– a charge or income for the amortization of actuarial gains or losses ;
– a charge or income linked to changes in the plans or the setting-up of new plans ;
– a charge or income linked to any reduction or liquidation of the plan.

The charge recognized in Net financial income with respect to the above obligations includes :

– the financial costs ;
– a charge for any variation in the discounting of existing rights since the start of the financial year ;
– income corresponding to the yield expected from the assets.

Debt issuance costs

Under IAS 39, debt issuance costs are deducted from the loan and amortized in financial expenses over the life of the loan. The calculation of the effective interest rate takes into account interest payments and the amortization of the debt issuance costs.

The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

Minority interest purchase commitments

In accordance with IAS 27 – Consolidated and separate financial statements and IAS 32 – Financial instruments : disclosure and presentation," firm or conditional commitments to purchase minority interests are similar to a purchase of shares and are to be recorded in borrowings with an offsetting reduction of minority interests. When the value of the purchase exceeds the amount of minority interests, the balance is recognized as goodwill.

This treatment adopted may change in future based on the interpretations expected from the IFRIC.

Revenue

Revenue consists of proceeds from the sale of services and equipment carried out by fully consolidated companies in the normal course of business. Revenue is recognized and presented as follows pursuant to the principles established by IAS 18.

Consulting and Systems Integration revenue from fixed-price contracts, whether they extend over one or more accounting periods or involve intellectual services or integrated systems, is recognized using the percentage of completion method. Services relating to these contracts are recorded in the balance sheet under "Trade accounts and notes receivable" for services rendered in excess of billings, while billings exceeding services rendered are recorded under "Deferred income."

Managed Operations revenue is generally based on a fixed-price agreement and/or variable IT work units rendered. On-line services revenue is primarily linked to transaction volumes and IT services rendered.

On-line services revenue is presented net of repayments to the service providers, i.e. the telematic software providers.
Services subcontracted by the Group are recognized net of repayments to these external service providers when :

- The latter assume the contractual liability vis-à-vis the customer for the portion of the service for which they are responsible ;
- They have full latitude for setting the price of the service and ensuring its recovery.

Operating margin

The operating performance of the Group's ordinary is tracked through the operating margin.

Other operating income and expenses

"Other operating income and expenses" covers income or expense items that are unusual, abnormal or infrequent. They are presented separately to facilitate an understanding of current operating performance in line with the CNC recommendation of October 27th, 2004 and the IASB framework.

"Other operating income and expenses" include the annual charge for stock options, reorganization and rationalization costs, major litigations, reversals of opening balance sheet provisions that are no longer needed, capital gains and losses on the disposal of tangible and intangible assets, and impairment losses in accordance with IAS 36.

Stock options

Under French GAAP, stock options represent off-balance sheet commitments. IFRS 2 requires that benefits relating to stock option plans concluded after November 7th, 2002 be valued and recognized in profit or loss when the rights thereto have not been vested as of January 1st, 2005 or were vested after January 1st, 2005.

Under IFRS, options are valued at their grant date with the help of a valuation model. The Group has opted to use the Black & Scholes model. The precise value of options is frozen at their grant date and is not revised over the rights vesting period to reflect changes in parameters of the valuation model. The value is amortized in the income statement in "Other operating income and expenses" over the rights vesting period using the straight-line method.

Corporate income tax

The tax charge recorded in the income statement is the total of the current and deferred taxes, compliant with IAS 12.

The Group accounts for deferred tax using the liability method on all temporary differences between the book value and tax base of assets and liabilities recorded in the consolidated balance sheet, with the exception of non-deductible goodwill and the undistributed earnings of consolidated companies.

Deferred tax assets and liabilities are netted off at the taxable entity level. Deferred tax assets corresponding to temporary differences and tax losses carried forward are recognized in the accounts as deferred tax assets and a provision raised when the likelihood of realization of future taxable profits at the tax entity level is considered low based on available historical and forecast information.

The tax charge for the half-year is calculated by applying the estimated average effective tax rate for the year to net income before tax for the period, adjusted for operations specific to the first half. It is calculated individually for each company or tax grouping and for each income category.

Earnings per share

Earnings per share (basic) is calculated by dividing the net income (Group Share) by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing :

- the net income (Group Share), adjusted for the financial cost (net of tax) of dilutive debt instruments, by
- the weighted average number of ordinary shares outstanding during the period, plus the average number of shares which, according to the share buyback method, would have been outstanding had all the issued dilutive instruments been converted (stock options or convertible debt).

The dilutive impact of each convertibles instrument is determined to maximize the dilution of basic earnings per share.
The dilutive impact of stock options is assessed based on the average price of the Atos Origin share over the period.
Convertible debt is dilutive when basic earnings per share exceeds interest (net of tax and other changes in income or expense) per ordinary share obtainable.

Change in the scope of consolidation

The material changes to the scope of consolidation are as follows:

Acquisitions:

There was no significant acquisition during the half-year ended June 30th, 2005.

Disposals:

In May 2005, the Group sold its activities in Venezuela. Revenue for the four months ended April 30th, 2005 amounted to EUR 0.5 million, with a workforce of approximately 36 persons.

On June 29th, 2005, the Group sold its Scandinavian activities. Revenue for these activities for the half-year amounted to EUR 88.3 million, with a workforce of approximately 1,460 persons.

Subsequent events

*** Sale of Atos Origin shares by Philips:**
On July 13th, 2005, Royal Philips Electronics sold its 10.3 million Atos Origin shares to Citigroup, which in turn sold them to a variety of investors. Following this placement, the Company's free float reached nearly 100%.

*** Creation of Atos Euronext Market Solutions:**
On July 27th, 2005, Atos Origin extended its partnership with Euronext through the creation of an entity that is fully consolidated by Atos Origin as of July 1st, 2005.
The partnership was extended through the contribution of resources and activity :

- The activity of LIFFE Market Solutions (LMS), the IT division of Euronext and Liffe for Euronext.liffe, representing the Euronext derivatives divisions (including the LIFFE Connect® electronic transaction system) ;

- Stock exchange activities, with middle office and back office solutions and a 50% interest in Bourse Connect for Atos Origin.

Notes to the consolidated financial statements

Note 1 Personnel expenses

(in EUR millions)	6 months ended June 30th, 2005	% revenue	6 months ended June 30th, 2004	% revenue	12 months ended December 31st, 2004
Wages and salaries	(1,112.1)	-40.8%	(1,070.0)	-40.8%	(2,117.5)
Social security charges	(319.0)	-11.7%	(306.2)	-11.7%	(600.1)
Tax, training, profit-sharing	(29.9)	-1.1%	(27.9)	-1.1%	(57.3)
Net charge to provisions for pensions	(6.4)	-0.2%	-	-	16.5
Total	**(1,467.4)**	**-53.8%**	**(1,404.1)**	**-53.6%**	**(2,758.4)**

Note 2 Operating expenses

(in EUR millions)	6 months ended June 30th, 2005	% revenue	6 months ended June 30th, 2004	% revenue	12 months ended December 31st, 2004
Purchase for selling and royalties	(212.3)	-7.8%	(178.5)	-6.8%	(358.5)
Subcontracting costs	(297.8)	-10.9%	(280.3)	-10.7%	(588.0)
Maintenance costs for premises and equipment	(97.2)	-3.6%	(102.4)	-3.9%	(207.3)
Means of production	(197.2)	-7.2%	(168.5)	-6.4%	(359.7)
Telecommunications	(43.1)	-1.6%	(54.6)	-2.1%	(106.5)
Transport and travel	(61.3)	-2.2%	(84.2)	-3.2%	(144.7)
Taxes, other than corporate income tax	(13.1)	-0.5%	(16.0)	-0.6%	(30.8)
Other operating expenses	(125.5)	-4.6%	(117.8)	-4.5%	(243.5)
Subtotal expenses	**(1,047.6)**	**-38.4%**	**(1,002.3)**	**-38.2%**	**(2,039.0)**
Depreciation of fixed assets	(62.3)	-2.3%	(76.0)	-2.9%	(146.9)
Net charge to provisions for current assets	3.2	0.1%	9.3	0.4%	16.4
Net charge to provisions	31.8	1.2%	17.1	0.7%	61.8
Subtotal depreciation and provisions	**(27.3)**	**-1.0%**	**(49.6)**	**-1.9%**	**(68.7)**
Total	**(1,074.9)**	**-39.4%**	**(1,051.9)**	**-40.1%**	**(2,107.6)**

Note 3 Other operating income and expenses

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Stock options	(6.9)	(12.2)	(24.5)
Restructuring, rationalization and integration costs	(36.1)	(73.8)	(148.7)
Net charge to provisions for major litigation	(2.7)	(3.0)	(1.4)
Release of opening balance sheet provisions no longer needed	16.5	-	10.9
Capital gains and losses on disposal of assets	51.8	0.8	0.6
Impairment losses on long-term assets	(9.4)	-	-
Total	**13.1**	**(88.2)**	**(163.1)**

Capital gains and losses on disposal of assets mainly comprise the EUR 52.7 million capital gain generated by the disposal of the Group's Scandinavian activities.

During the first half of 2005, exposures for which provisions were recorded in the opening balance sheet at the time of the Origin or Sema acquisition, have been positively settled, leading to EUR 16.5 million release of provision.

Impairment losses of EUR 9.4 million result from the review of the fair value of long term assets.

Note 4 Financial income

NET COST OF FINANCIAL DEBT

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Interest expense on financing transactions	(15.0)	(18.4)	(35.9)
Gain (loss) on interest rate hedges of gross financial debt	(2.6)	(2.8)	(5.5)
Gross cost of financial debt	**(17.6)**	**(21.2)**	**(41.4)**
Gain (loss) on disposal of cash equivalents	2.0	2.3	4.2
Net cost of financial debt	**(15.6)**	**(18.9)**	**(37.2)**

The average net debt during the first half of 2005 was EUR 568 million, while the average net cost of debt amounted to 5.3%.

OTHER FINANCIAL INCOME AND EXPENSES

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Foreign exchange income and hedge related	1.7	4.2	
Financial income	**1.7**	**4.2**	
Discounting financial expenses	(2.0)	(0.9)	(5.7)
Foreign exchange expenses and hedge related			(3,2)
Other financial expenses	(16.3)	(3.6)	(4.1)
Financial expenses	**(18.3)**	**(4.5)**	**(13.0)**
Other financial income and expenses	**(16.6)**	**(0.3)**	**(13.0)**

Other financial expenses represent mainly an impairment loss of EUR 7.4 million for the unamortized residual expenses of the previous syndicated loan following its repayment after the signing of the new credit facility in May 2005, and the depreciation of a non-current financial asset for EUR 6.6 million.

Note 5 Tax charge

CURRENT AND DEFERRED TAXES

(in EUR millions)	6 months ended June 30th, 2005			6 months ended June 30th, 2004			12 months ended December 31st, 2004		
	France	International	Total	France	International	Total	France	International	Total
Current taxes	(8.3)	(9.6)	(17.9)	(9.3)	(17.3)	(26.6)	(11.6)	(26.0)	(37.6)
Deferred taxes	(4.8)	(16.4)	(21.2)	4.1	(4.1)	-	(5.8)	(4.9)	(10.7)
Total	**(13.1)**	**(26.0)**	**(39.1)**	**(5.2)**	**(21.4)**	**(26.6)**	**(17.4)**	**(30.9)**	**(48.4)**

EFFECTIVE TAX RATE

The difference between the French standard rate of tax and the effective rate is as follows :

(in EUR millions)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Net income, Group share	121.3	28.3	113.3
Minority interests	3.9	3.4	7.6
Share of net income from associates	(0.2)	0.1	0.7
Tax charge	39.1	26.6	48.4
Net income before tax	**164.1**	**58.4**	**170.0**
French standard rate of tax	34.9%	35.4%	35.4%
Theoretical tax charge at French standard rate	**(57.3)**	**(20.7)**	**(60.2)**
Impact of permanent differences	8.3	2.2	7.3
Differences in foreign tax rates	8.4	4.6	(0.8)
Impact of unrecognized tax assets	(8.4)	(16.7)	8.2
Other	9.9	4.0	(2.9)
Group tax charge	**(39.1)**	**(26.6)**	**(48.4)**
Effective tax rate	**-23.8%**	**-45.6%**	**-28.5%**

The effective tax rate for the first half of 2005 is 23.8%. Adjusted for operations specific to the first half, including the capital gain on the disposal of the Scandinavian activities the tax rate is 31.6%. In accordance with IAS 34 on interim financial reporting, this rate corresponds to the estimated average effective tax rate for the year.

Note 6 Net income – Minority interests

Minority interests amount to EUR 3.9 million including :

* AtosEuronext, Bourse Connect and companies in partnership with Euronext (EUR 0.7 million) ;
* Atos Wordline GmbH, a company specializing in payment services in Germany (EUR 1.3 million).

Note 7 Earnings per share

The Group applies the earnings per share calculation rules described in the accounting policies.

Basic and diluted earnings per share were reconciled as follows :

	June 30th, 2005	June 30th, 2004	December 31st, 2004
Net income - Group share [a]	**121.3**	**28.3**	**113.3**
Weighted average number of shares outstanding [b]	**67,051,174**	**64,701,248**	**65,821,887**
Impact of dilutive instruments [c]	596,106	484,457	570,375
Diluted weighted average number of shares [d]=[c]+[b]	67,647,280	65,185,705	66,392,262
Earnings per share in EUR [a]/[b]	**1.81**	**0.44**	**1.72**
Diluted earnings per share in EUR [a]/[d]	**1.79**	**0.43**	**1.71**

The total average number of stock options not exercised on first half of 2005 amounted to 6 184 382 shares, out of which only 596 106 have a dilutive effect on the earning per share.

Note 8 Trade accounts and notes receivable

(In EUR millions)	June 30th, 2005	December 31st, 2004	June 30th, 2004
Gross value	1,681.7	1,565.5	1,609.2
Provision for doubtful debts	(42.0)	(46.5)	(51.8)
Net asset value	**1,639.7**	**1,519.0**	**1,557.4**
Prepayments	(18.3)	(23.0)	(90.7)
Deferred income and amounts due to customers	(337.2)	(281.5)	(257.4)
Net accounts receivable	**1,284.1**	**1,214.4**	**1,209.3**
Number of days' revenue outstanding	**70**	**65**	**72**

Note 9 Other current assets

(In EUR millions)	June 30th, 2005	December 31st, 2004	June 30th, 2004
Recoverable VAT	46.3	37.3	85.5
Amounts receivable on disposals of tangible assets and long-term investments	1.5	2.4	1.5
Other receivables	48.9	63.1	66.0
Prepayments	118.1	88.7	112.3
Total	**214.8**	**191.5**	**265.3**

Note 10 Common stock

	Number of shares	Par value	Total (in EUR millions)
Common stock at June 30th, 2004	66,929,639	1	66.93
Common stock at December 31st, 2004	66,938,254	1	66.94
Common stock at June 30th, 2005	**67,239,013**	**1**	**67.24**

Capital increases took place as follows :

			(in EUR millions)	
Dates of Management Board meetings	Type of capital increase	Number of issued shares	Impact on common stock	Impact on share premium
March 31st, 2005	Exercise of options	222,499	0.22	7.16
June 30th, 2005	Exercise of options	78,260	0.08	1.95
Total at June 30th, 2005		**300,759**	**0.30**	**9.11**

Note 11 Minority interests

The minority interest share in shareholders' equity as at June 30th, 2005 was EUR 50.7 million. The most significant balances are as follows:

* AtosEuronext and companies in partnership with Euronext: EUR 35.8 million
* Atos Wordline GmbH, a German payment services specialist: EUR 5.1 million

Note 12 Provisions

(in EUR millions)	June 30th, 2004	Dec. 31st, 2004	Charge/ Release	Release used	Other	June 30th, 2005	Current	Non Current
Fair value adjustment	46.7	13.6	0.0	(8.5)	0.1	5.2	4.2	1.0
Reorganization	35.3	51.1	23.9	(33.9)	(3.3)	37.8	37.8	-
Rationalization	59.7	50.3	4.6	(12.6)	3.6	45.9	11.7	34.2
Project commitments	156.3	100.3	(4.4)	(21.1)	6.3	81.1	81.1	-
Litigation and contingencies	106.7	113.6	(4.7)	(5.2)	7.0	110.7	-	110.7
Pensions	520.0	514.7	45.6	(41.4)	3.2	522.0	-	522.0
Total provisions	**924.7**	**843.6**	**65.0**	**(122.7)**	**16.8**	**802.7**	**134 .7**	**668.0**

Fair value adjustment provisions consist mainly of commitments for software licences that are in excess of the Group's commercial requirements, taken over upon the acquisition of Origin and Sema Group.

The EUR 16.8 million of other movements mainly consist of the translation adjustment resulting from the translation of the provisions of the entities outside the Euro zone.

Note 13 Borrowings

(in EUR millions)	June 30th, 2005			December 31st, 2004			June 30th, 2004		
	Long-term	Short-term	Total	Long-term	Short-term	Total	Long-term	Short-term	Total
Bonds	-	-	-	-	-	-	-	(173.0)	(173.0)
Finance leases	(4.4)	(8.3)	(12.7)	(9.6)	(6.7)	(16.3)	(2.8)	(2.6)	(5.4)
Bank loans	(582.8)	(7.7)	(590.5)	(607.1)	(162.3)	(769.4)	(608.4)	(114.8)	(723.2)
Securitization	-	(146.8)	(146.8)	-	(132.8)	(132.8)	-	-	-
Other borrowings	(20.3)	(37.5)(*)	(57.8)	(15.5)	(23.1)	(38.6)	(31.2)	(17.3)	(48.5)
Total borrowings	**(607.5)**	**(200.3)**	**(807.8)**	**(632.2)**	**(324.9)**	**(957.1)**	**(642.4)**	**(307.7)**	**(950.1)**

(*) Including minority interest purchase options from the Middle East in the amount of EUR 12.4 million.

LONG TERM DEBT MATURITY

(in EUR millions)	2006	2007	2008	2009	> 2009	Total
Finance leases	(2.7)	(0.9)	(0.7)	-	-	(4.4)
Bank loans	(0.8)	(0.8)	(0.6)	(580.4)	(0.3)	(582.8)
Other borrowings	(2.8)	(3.9)	(7.1)	(6.5)	-	(20.3)
As at June 30th, 2005 long-term debt	(6.3)	(5.6)	(8.4)	(586.9)	(0.3)	(607.5)
As at December 31st,2004 long-term debt	**(111.2)**	**(106.0)**	**(106.3)**	**(307.7)**	**(1.0)**	**(632.2)**

On May 12th, 2005, Atos Origin signed a EUR 1.2 billion credit facility agreement with a consortium of banks. The loan has been used to refinance the previous syndicated loan of EUR 0.9 billion set up in January 2004 when the Sema Group was acquired. The new loan has a maturity of five years with the possibility of a two-year extension.

The Group is substantially within its borrowing covenants, with a Consolidated Leverage Ratio (Net Debt divided by EBITDA – Operating margin before depreciation of fixed assets and net charge for pension and operating provisions) of 0.84 at the end of June 2005. The Consolidated Leverage Ratio may not be greater than 2.5 times under the new facility. Consolidated Interest Cover Ratio (Operating margin divided by Net cost of financial debt) was nearly 12 times in the first half of 2005. It may not be less than 4 times throughout the term of the new syndicated loan facility.

NET DEBT

(in EUR millions)	June 30th, 2005	December 31st, 2004	June 30th, 2004
Cash and cash equivalents	281.3	465.5	273.2
Short-term financial receivables	163.0	-	-
Borrowings	(807.8)	(957.1)	(950.1)
Net debt	**(363.5)**	**(491.6)**	**(676.9)**

The EUR 163 million short-term financial receivable represents the cash consideration received on July 7th, 2005 resulting from the disposal of the Group Scandinavian activities on June 29th 2005.

CHANGE IN NET DEBT OVER THE PERIOD

(in EUR millions)	Notes (*)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Opening net debt		**(491.6)**	**(266.3)**	**(266.3)**
New loans	-n	(791.9)	(800.9)	(1,029.5)
Repayment of long and medium-term borrowings	-o	940.8	696.8	919.1
Increase (decrease) in cash and cash equivalents	q	(211.9)	(253.0)	(39.0)
Lease (change and net interest paid)	r	4.2	(6.0)	(10.6)
Short term financial reveivables	z	163.0	-	-
Long and medium-term debt of companies purchased during the period	s	(1.5)	(37.3)	(37.8)
Long and medium-term debt of companies sold during the period	t	0.3	-	0.4
Impact of exchange rate fluctuations on net long and medium-term debt	u	27.3	(0.1)	(19.2)
Profit-sharing amounts payable to French employees transferred to debt	v	-	(10.1)	(8.7)
Impact of IAS 32 and 39	w	(2.2)	-	-
Closing net debt		**(363.5)**	**(676.9)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement and the cash flow by activity below

CASH FLOW BY ACTIVITY OVER THE PERIOD

(in EUR millions)	Notes (*)	6 months ended June 30th, 2005	6 months ended June 30th, 2004	12 months ended December 31st, 2004
Cash from operating activities restated (**)	a-x-y	220.4	197.2	405.8
Income tax paid	b	1.2	(32.0)	(55.1)
Change in working capital requirement	c	(105.7)	28.6	92.7
Net cash from operating activities restated (**)		**115.9**	**193.8**	**443.4**
Purchase of tangible and intangible assets	d	(81.0)	(71.7)	(129.5)
Proceeds from disposals of tangible and intangible assets	e	0.6	10.9	37.4
Net cash from operations		**35.5**	**133.0**	**351.3**
Reorganization, rationalization and integration	x	(54.7)	(69.6)	(141.9)
Fair value adjustments	y	(8.5)	(7.0)	(14.6)
Other changes	j+k+l+m+p +r+u+v+w	15.0	(35.6)	(77.6)
Net cash before financial investments		**(12.6)**	**20.8**	**117.2**
Financial Investments	f+g+s	(17.4)	(441.6)	(520.8)
Proceeds from disposals of financial investments	h+i+t+z	158.2	10.2	178.3
Net financial investments		**140.8**	**(431.4)**	**(342.5)**
Net cash flow		**128.1**	**(410.6)**	**(225.3)**
Opening net debt		**(491.6)**	**(266.3)**	**(266.3)**
Closing net debt		**(363.5)**	**(676.9)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement
(**) Excluding reorganization, restructuring and fair value adjustments

Note 14 Fair value of financial instruments

At June 30th 2005, the fair value of financial instruments primarily comprises :
- the fair market value of the derivatives used to hedge the capital redumption in the United States,
- the fair market value of the derivatives used to hedge the Olympic Games contract,
- the fair market value of the derivatives used to fix the interest rate of a portion of the syndicated loan.

Note 15 Trade accounts and notes payable

(in EUR millions)	June 30th, 2005	December 31st, 2004	June 30th, 2004
Trade payables	611.2	572.0	568.6
Amounts payable on tangible assets	9.3	5.2	6.0
Total	**620.4**	**577.3**	**574.6**

Note 16 Other current liabilities

(in EUR millions)	June 30th, 2005	December 31st, 2004	June 30th, 2004
Advances and down payments received on client orders	18.3	23.0	90.7
Employee-related liabilities	260.1	294.9	286.2
Social security and other employee welfare liabilities	188.1	180.4	151.3
VAT payable	143.9	171.2	190.6
Deferred income	220.7	160.9	179.1
Sundry payables and other operating liabilities	160.2	162.7	130.0
Total	**991.3**	**993.0**	**1,027.9**

Note 17 Other information

Contractual commitments

The table below illustrates the minimum future payments for firm obligations and commitments over the coming years. The amounts indicated under the financial payable and leasing contracts are posted on the Group balance sheet.

(in EUR millions)	Maturing				
Contractual commitments	**June 30th, 2005**	**- 1 year**	**1 to 5 years**	**Over 5 years**	**December 31st, 2004**
Long-term borrowings (> 5 years)	590.5	7.7	582.5	0.3	769.3
Finance leases	12.7	8.3	4.4	-	16.3
Recorded on the balance sheet	**603.2**	**16.0**	**586.9**	**0.3**	**785.6**
Operating leases: land, buildings, fittings	578.8	95.6	337.3	145.9	646.2
Leases : IT equipment	207.6	67.4	140.2	-	212.6
Leases: other fixed assets	105.5	27.9	77.7	-	91.3
Other Long Term obligation (> 5 years)	54.1	0.3	53.7	0.1	58.1
Commitments	**946.0**	**191.2**	**608.9**	**146.0**	**1,008.2**
Total	**1,549.3**	**207.2**	**1,195.7**	**146.3**	**1,793.8**

Commercial commitments

(in EUR millions)	June 30th, 2005	December 31st, 2004
Performance guarantees	686.9	499.4
Bank guarantees	120.0	127.4
Pledges	5.0	5.0
Total	**811.9**	**631.8**

TRANSITION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Context of the transition

Regulatory overview

Pursuant to European regulation No.1606/2002 dated July 19th, 2002, the consolidated financial statements to be published by the Group for fiscal year 2005 will be drawn up in accordance with the international accounting standards enacted by the International Accounting Standards Board (IASB). These international accounting standards include the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS) and their interpretations.

Following the December 30th, 2003 recommendation of the CESR (Committee of European Securities Regulation) on the information to be disclosed during the IFRS transition period, the Group published the quantified impacts of the transition on May 13th, 2005.

In order to prepare comparative financial statements for fiscal year 2005 and pursuant to the recommendation of the Autorité des Marchés Financiers (AMF) on financial reporting during the transition period, the Group has prepared the expected quantified impact of the IFRS transition on the January 1st, 2004 net equity and 2004 net income. With respect to the figures for the first half of 2004, the information published on May 13th, 2005 was completed in this half-year report.

The statutory auditors have audited the opening shareholders' equity as of January 1st, 2004. The auditor's report was presented in the IFRS transition note published on May 13th, 2005.

IFRS conversion timetable

Pursuant to the March 2004 AMF recommendations on information to be disclosed during the IFRS transition period and further to the recommendations issued by the AMF on January 31st, 2005 underlining the obligation to publish complete, reliable and audited information, Atos Origin has followed a timetable as shown below :

-The 2004 consolidated financial statements, as presented in the Annual Report, were prepared in accordance with French GAAP.

-The 2005 first quarter revenue published on May 13th, 2005 was prepared in accordance with IFRS.

-The 2004 consolidated Group shareholder's equity as audited, including net income for the period, were presented on May 13th, 2005, in accordance with IFRS.

-This half-year report represents the first complete set of consolidated financial statements prepared according with the IFRS accounting and valuation principles. The information provided in the notes, was prepared in accordance with French Regulations and specifically CNC (Conseil National de la Comptabilité) recommendation no. 99-R-01 governing interim financial statements, as well as the AMF regulations. Consequently, this information does not contain all the IFRS disclosure requirements. Such information will be provided at the time of publication of the 2005 financial statements.

Organization of the conversion project

In order to successfully complete the IFRS transition, Atos Origin set up a conversion project in April 2003.

The project was carried out by a team of operational and functional representatives from various Group entities, led by the Group's Finance Division with the support of Atos Consulting and external technical accounting experts. The Group's statutory auditors have at all times been kept informed of, and consulted on, the development of the IFRS project and the selected accounting options. The conversion project was scheduled in three main stages :

Diagnosis: identification of divergences between the Group's existing accounting standards and the IFRS, analysis of the accounting options and an assessment of the system, financial and organizational impacts. This first stage was completed in 2003. A full presentation of the accounting options was made to the Group's financial management and the Audit Committee in July 2003.

Preparation of the implementation and deployment: selection of accounting options, assessment of the impact on financial information, definition of the accounting standards in accordance with the IFRS and preparation for bringing the systems into compliance with the new standards. Options were presented to the Audit Committee on November 13th, 2003 and the status of implementation was presented on November 9th, 2004.

Deployment and implementation: implementation of the new standards in the corporate entities and deployment throughout the Group's other entities. During 2004, the Group carried on its plan to deploy and implement IFRS for their introduction on January 1st, 2005. Intensive training sessions were organized within the Group, focusing on the new accounting principles to be adopted, the impact in terms of information systems and the changes to management rules.

The Group completed this last stage as planned before December 31st, 2004. Nevertheless, all relevant staff continue to receive intensive IFRS training and an "IFRS certification" program has been set up for the Group's financial population.

A dedicated intranet site is accessible to all accounting staff, which facilitates the sharing of knowledge and the issues raised among members of the Atos Origin financial community. An IFRS taskforce and knowledge center based in Paris is fully available to assist and support local operations if necessary.

Principles adopted for the preparation of the first IFRS reporting by the Group

Atos Origin was already in line with the provisions of some of the IAS standards, as described in the 2004 Document de Référence.

These standards are :
* IAS 11 for the recognition of revenue from fixed price service contracts through the percentage of completion method ;
* IAS 12 for the determination of income taxes ;
* IAS 16 for recording tangible assets ;
* IAS 17 for recording lease contracts ;
* IAS 19 for the valuation of employee benefits ;
* IAS 21 for the effects of changes in foreign exchange rates ;
* IAS 36 for the impairment of long-term assets ;
* IAS 37 for provisions.

The early application of the above standards mitigated the financial consequences of a sudden IFRS adoption.

This IFRS 2004 financial information was prepared in accordance with the provisions of IFRS 1 - First-time adoption of IFRS pursuant to the IFRS applicable as of January 1st, 2005. The options adopted and the exemptions used, summarized below, are those the Group elected to prepare the initial IFRS consolidated financial statements in 2005 :

The accumulated amount of actuarial gains and losses on pensions as at the transition date (January 1st, 2004) is allocated to shareholders' equity ;
Translation adjustments as of January 1st, 2004 are reclassified in consolidated reserves ;
Stock options issued prior to November 7th, 2002 are not restated ;
Business combinations prior to January 1st, 2004 are not restated.

Any amendment to IFRS occurring in the second half of 2005 could, however, lead the Group to change its January 1st, 2004 opening balance sheet and the financial statements of the following periods, at the time the 2005 consolidated financial statements are published.

Reconciliation table for transition from French GAAP to IFRS in the summary financial statements

IMPACT OF THE TRANSITION TO IAS 32/39 ON THE 2005 OPENING BALANCE SHEET

(in EUR millions) ASSETS	December 31st, 2004 IFRS	Share purchase agreement	Interest rates hedges	Foreign exchange hedges	Debt issuance costs	Total restatements IAS 32/39	January 1st, 2005 IFRS
Notes		Note 7	Note 8	Note 8	Note 9		
Goodwill	2,160.2	9.8				9,8	2,169.9
Intangible assets	120.9						120.9
Tangible assets	232.7						232.7
Investment in associates	1.5						1.5
Non-current financial assets	29.5						29.5
Deferred tax assets	282.6		4.4	(1.1)	0.3	3.6	286.2
Total non-current assets	**2,827.4**	**9.8**	**4.4**	**(1.1)**	**0.3**	**13.3**	**2,840.7**
Trade accounts and notes receivable	1,519.0						1,519.0
Current taxes	66.8						66.8
Other current assets	191.5				(9.6)	(9.6)	182.0
Fair value of financial instruments				6.5		6.5	6.5
Short-term financial receivable							
Cash at bank and in hand	465.5						465.5
Total current assets	**2,242.8**			**6.5**	**(9.6)**	**(3.0)**	**2,239.8**
Assets held for sale and discontinued operations	**21.7**						**21.7**
TOTAL ASSETS	**5,091.9**	**9.8**	**4.4**	**5.5**	**(9.3)**	**10.3**	**5,102.2**

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	December 31st, 2004 IFRS	Share purchase agreement	Interest rates hedges	Foreign exchange hedges	Debt issuance costs	Total restatements IAS 32/39	January 1st, 2005 IFRS
Notes		Note 7	Note 8	Note 8	Note 9		
Common stock	66.9						66.9
Additional paid-in capital	1,240.1						1,240.1
Consolidated reserves	168.6		(8.1)	(1.1)	(0.5)	(9.7)	158.9
Translation adjustments	(2.5)						(2.5)
Net income for the period	113.3						113.3
Shareholders' equity – Group share	1,586.5		(8.1)	(1.1)	(0.5)	(9.7)	1,576.8
Minority interests	51.9	(1.2)				(1.2)	50.7
Total shareholders' equity	**1,638.5**	**(1.2)**	**(8.1)**	**(1.1)**	**(0.5)**	**(11.0)**	**1,627.5**
Provisions for pensions and similar benefits	514.7						514.7
Non-current provisions	143.2						143.1
Long-term borrowings	632.2	11.0			(8.8)	2.2	634.4
Deferred tax liabilities	5.4						5.4
Other non-current liabilities	0.2						0.2
Total non-current liabilities	**1,295.6**	**11.0**			**(8.8)**	**2.2**	**1,297.8**
Trade accounts and notes payable	577.3						577.3
Current taxes	74.4						74.4
Current provisions							
Fair value of financial instruments			12.5	6.6		19.0	19.0
Current portion of long-term borrowings	324.9						324.9
Other current liabilities	993.0						993.0
Total current liabilities	**2,155.4**		**12.5**	**6.6**		**19.0**	**2,174.4**
Liabilities held for sale and discontinued operations	**2.5**						**2.5**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5,091.9**	**9.8**	**4.4**	**5.5**	**(9.3)**	**10.3**	**5 102.2**

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31ST, 2004

(in EUR millions) ASSETS	December 31st, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and Impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	Dec. 31st 2004 IFRS	ASSETS
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Goodwill	2,030.7		(1.3)			133.6	3.6	(1.1)		(5.5)		129.5	2 160.2	Goodwill
Other intangible assets	128.3						(7.4)		0.0			(7.4)	120.9	Intangible assets
Tangible assets	232.8								(0,1)			0.0	232.7	Tangible assets
	1.5												1.5	Investment in associates
	24.8								0.0		4.8	4.8	29.5	Non-current financial assets
Long-term investments	26.2													
								2.8	0.0		279.8	282.6	282.6	Deferred tax assets
Total non-current assets	**2,418.0**		**(1.3)**			**133.6**	**(3.7)**	**1.7**	**(0.1)**	**(5.5)**	**284.6**	**409.4**	**2 827.4**	**Total non-current assets**
Trade accounts and notes receivable	1,522.5						(2.3)		(1.2)			(3.5)	1 519.0	Trade accounts and notes receivable
	279.8										(279.8)	(279.8)		
	66.8												66.8	Current taxes
	21.7										(21.7)	(21.7)		
	4.8										(4.8)	(4.8)		
	192.2						(0.7)		(0.1)			(0.8)	191.5	Other current assets
Other receivables and prepayments and accrued income	565.4													
Marketable securities	258.6													
Cash	207.5													
	466.1								(0.6)			(0.6)	465.5	Cash and cash equivalents
Total current assets	**2,554.0**						**(3.1)**		**(1.8)**		**(306.3)**	**(311.2)**	**2 242.8**	**Total current assets**
											21.7	21.7	**21.7**	**Assets held for sale or discontinued operations**
Total assets	**4,972.0**		**(1.3)**			**133.6**	**(6.8)**	**1.7**	**(1.9)**	**(5.5)**		**119.9**	**5 091.9**	**Total assets**

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	December 31st. 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	Dec. 31st. 2004 IFRS	LIABILITIES AND SHAREHOLDERS' EQUITY
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Common stock	66.9												66.9	Common stock
Additional paid-in capital	1,240.1												1,240.1	Additional paid-in capital
Consolidated reserves	179.9	0.9		(35.5)	24.5	3.0	(5.5)	1.3				(11.3)	168.6	Consolidated reserves
Translation adjustments	(31.7)	(0.6)	0.1	35.5		(0.8)	0.2	0.3		(5.5)		29.2	(2.5)	Translation adjustments
Net income/(loss) for the period	10.5		(1.7)		(24.5)	130.4	(1.4)					102.8	113.3	Net income for the period
Shareholders' equity – Group share	1,465.8	0.3	(1.6)			132.7	(6.8)	1.6		(5.5)		120.7	1,586.5	Shareholders' equity – Group share
Minority interests	52.7	(0.3)				0.9		0.1	(1.5)			(0.8)	51.9	Minority interests
onsolidated shareholders' equity	**1,518.5**		**(1.6)**			**133.6**	**(6.8)**	**1.7**	**(1.5)**	**(5.5)**		**119.9**	**1,638.5**	**Total shareholders' equity**
	514.7											-	514.7	Provisions for pensions and similar benefits
	328.5		0.3								(185.8)	(185.4)	143.2	Non-current provisions
Provisions for contingencies and losses	**843.3**													
Borrowings	957.1										(324.9)	(324.9)	632.2	Long-term borrowings
											5.4	5.4	5.4	Deferred tax liabilities
											0.2	0.2	0.2	Other non-current liabilities
												(504.7)	**1,295.6**	**Total non-current liabilities**
Trade accounts and notes payable	577.4								(0.1)			(0.1)	577.3	Trade accounts and notes payable
											324.9	324.9	324.9	Current portion of long-term borrowings
	74.4												74.4	Current taxes
	0.2										(0.2)	(0.2)		
	5.4										(5.4)	(5.4)		
	2.5										(2.5)	(2.5)		
	993.3								(0.2)			(0.2)	993.0	Other current liabilities
Other liabilities and accruals and deferred income	1,075.7													
											185.8	185.8	185.8	Current provisions
												502.1	**2,155.4**	**Total current liabilities**
Total liabilities	**2,610.2**													
											2.5	2.5	**2.5**	**Assets held for sale or discontinued operations**
Total liabilities and shareholders' equity	**4,972.0**		**(1.3)**			**133.6**	**(6.8)**	**1.7**	**(1.9)**	**(5.5)**		**119.9**	**5,091.9**	**Total liabilities and shareholders' equity**

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31ST, 2004

(in EUR millions)	December 31st. 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	Dec. 31st. 2004 IFRS	
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Revenue	5,302.0						0.3		(4.1)		(49.0)	(52.7)	5,249.3	*Revenue*
Personnel expenses	(2,762.0)								3.6			3.6	(2,758.4)	Personnel expenses
Operating expenses	(2,155.2)						(1.6)		0.2		49.0	47.6	(2 107.6)	Other operating expenses
Operating Income/(loss)	**384.8**						**(1.3)**		**(0.2)**			**(1.5)**	**383.3**	**Operating margin**
In % of revenue	**7.3%**												**7.3%**	**In % of revenue**
Exceptional income/(loss)	(149.6)				(24.5)	10.9						(13.5)	(163.1)	Other operating income and expenses
													220.2	**Operating income**
													4.2%	**In % of revenue**
	(37.3)												(37.2)	Net cost of financial debt
	(11.3)		(1.7)									(1.7)	(13.0)	Other financial income and expenses
Net financial income/(expense)	(48.5)		(1.7)									(1.7)	(50.2)	Net financial income
Income tax	(51.7)					3.4		(0.1)	0.1			3.3	(48.4)	Tax charge
Contribution from equity affiliates	(0.7)												(0.7)	Share in net income of associates
Amortization of goodwill	(117.1)					117.1						117.1		
Net income/(loss)	**17.3**		**(1.7)**		**(24.5)**	**131.3**	**(1.3)**	**(0.1)**	**(0.2)**			**103.7**	**121.0**	**Net income**
Of which														Of which
- Group share	10.5		(1.7)		(24.5)	130.4	(1.4)					**102.8**	**113.3**	**- Group share**
- Minority interests	6.8					0.9	0.1		(0.2)			0.8	7.6	- Minority interests
Weighted average number of shares	65,821,887												65,821,887	**Weighted average number of shares**
Net income (Group share) per share (euros)	0.16												1.72	Net income (Group share) per share (euros)
Diluted weighted average number of shares	67,473,784												66,392 262	**Diluted weighted average number of shares**
Diluted net income (Group share) per share (euros)	0.17												1.71	Diluted net income (Group share) per share (euros)

Consolidated Cash Flow Statement for the Year Ended December 31st, 2004

(in EUR millions)	December 31st, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Taxes paid	Interest paid	Finance leases	Total restatements and reclassifications for IFRS transition	December 31st, 2004 IFRS	
		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12							
Net Income, Group share	10.5		(1.7)	(24.5)	130.4	(1.4)	(0.1)					102.8	113.3	**Net Income, Group share**
Amortization of goodwill	117.1				(117.1)							(117.1)		
Depreciation and amortization of tangible and intangible assets	149.9												149.9	Amortization of tangible and intangible assets
Amortization of operating provisions	(94.6)												(94.6)	Net charge to operating provisions
Financial provisions	(10.7)		1.7									1.7	(9.0)	Net charge to financial provisions
Amortization of exceptional provisions	(22.2)				(10.9)							(10.9)	(33.1)	Other net charge to operating provisions
Gains (losses) on disposals of fixed assets and acquisition costs	(0.6)												(0.6)	(Gains) losses on disposals of fixed assets
														Unrealized gains and losses on changes in fair value
				24.5								24.5	24.5	Net charge to stock options and similar options
Equity affiliates and minority interests	7.5				0.9	0.1	0.1	(0.2)				0.9	8.4	Investments in associates and minority interests
										42.2		42.2	42.2	Net cost of financial debt
Deferred taxes	14.0				(3.4)				37.7			34.3	48.4	Tax charges (including deferred taxes)
Cash from operating activities before change in working capital	170.9					(1.3)		(0.2)	37.7	42.2		78.4	249.3	**Cash from operating activities before change in working capital requirement, net cost of financial debt and taxes**
									(55.1)			(55.1)	(55.1)	Taxes paid
Change in working capital requirement	74.1					1.3		(0.1)	17.4			18.6	92.7	Change in working capital requirement
Net cash from (used in) operating activities	245.0							(0.3)		42.2		41.9	286.9	**Net cash from (used in) operating activities**
Acquisitions of tangible and intangible assets	(137.4)										7.9	7.9	(129.5)	Amounts paid on acquisitions of tangible and intangible assets
Disposals of tangible and intangible assets	37.4												37.4	Proceeds from disposals of tangible and intangible assets
Net operating investment	(100.0)										7.9	7.9	(92.1)	**Net operating investment**
Long-term investments and investments on acquisitions	(585.7)												(585.7)	Amounts paid on acquisitions and long-term investments
Net cash and cash equivalents of companies purchased during the period	102.7												102.7	Cash and cash equivalents of companies purchased during the period
Disposals of financial investments	183.7												183.7	Proceeds from disposals of financial investments
Net cash and cash equivalents of companies sold during the period	(5.8)												(5.8)	Cash and cash equivalents of companies sold during the period
Net long-term investments	(305.1)												(305.1)	**Net long-term investments**
Net cash from (used in) investing activities	(405.1)										7.9	7.9	(397.2)	**Net cash from (used in) investing activities**
														Common stock issues
Common stock issues	4.1												4.1	Common stock issues on the exercise of stock options
														Purchases and sales of treasury stock
Dividends paid to minority shareholders of subsidiaries	(3.7)												(3.7)	Dividends paid to minority shareholders of subsidiaries
Subscription of new borrowings	1,037.4										(7.9)	(7.9)	1 029.5	Subscription of new borrowings
Repayment of long and medium-term borrowings	(916.4)									(2.7)		(2.7)	(919.1)	Repayment of long and medium-term borrowings
										(39.5)		(39.5)	(39.5)	Net interest paid
Net cash from (used in) financing activities	121.4									(42.2)	(7.9)	(50.1)	71.3	**Net cash from (used in) financing activities**
Increase (decrease) in cash and cash equivalents	(38.7)							(0.3)				(0.3)	(39.0)	**Increase (decrease) in cash and cash equivalents**
Opening cash and cash equivalents	524.2							(0.3)				(0.3)	523.9	**Opening cash and cash equivalents**
Increase (decrease) in cash and cash equivalents	(38.7)							(0.3)				(0.3)	(39.0)	Increase (decrease) in cash and cash equivalents
Impact of exchange rate fluctuations on cash and cash equivalents	(19.4)												(19.4)	Impact of exchange rate fluctuations on cash and cash equivalents
Closing cash and cash equivalents	466.1							(0.6)				(0.6)	465.5	**Closing cash and cash equivalents**

CONSOLIDATED BALANCE SHEET AS OF JUNE 30TH, 2004

(in EUR millions)

ASSETS	June 30th, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	June 30th, 2004 IFRS	ASSETS
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Goodwill	2,121.8		(1.3)			64.1	3.8	(1.2)		35.7		101.2	2,222.9	Goodwill
Other intangible assets	52.8						(6.5)					(6.5)	46.3	Intangible assets
Tangible assets	243.2												243.2	Tangible assets
	0.5												0.5	Investment in associates
	27.0										4.0	4.0	31.0	Non-current financial assets
Long-term investments	27.5													
								31.8			258.0	289.8	289.8	Deferred tax assets
Total non-current assets	2,445.3		(1.3)			64.1	(2.7)	30.6		35.7	262.0	388.5	2,833.6	**Total non-current assets**
Trade accounts and notes receivable	1,559.3						(0.6)		(1.3)			(1.9)	1,557.4	Trade accounts and notes receivable
	258.0										(258.0)	(258.0)		
	43.0												43.0	Current taxes
	262.3										(262.3)	(262.3)		
	4.0										(4.0)	(4.0)		
	266.4						(1.1)					(1.2)	265.3	Other current assets
Other receivables and prepayments and accrued income	833.5													
Marketable securities	56.5													
Cash	217.2													
	273.7								(0.4)			(0.4)	273.2	Cash and cash equivalents
Total current assets	2,666.5						(1.7)		(1.8)		(262.0)	(527.8)	2,138.9	**Total current assets**
											262.3	262.3	262.3	**Assets held for sale or discontinued operations**
Total assets	5,111.8		(1.3)			64.1	(4.3)	30.6	(1.8)	35.7		123.0	5,234.8	**Total assets**

(in EUR millions) LIABILITIES AND SHAREHOLDERS' EQUITY	June 30th, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	June 30th, 2004 IFRS	LIABILITIES AND SHAREHOLDERS' EQUITY
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Common stock	66.9												66.9	Common stock
Additional paid-in capital	1,239.9												1,239.9	Additional paid-in capital
Consolidated reserves	233.9	(94.0)		(35.5)	12.2	3.0	(5.5)	31.8				(88.0)	145.9	Consolidated reserves
Translation adjustments	(15.2)	(1.3)		35.5		0.5	0.1	0.4		35.7		70.8	55.6	Translation adjustments
Net income/(loss) for the period	(22.6)	4.3	(0.9)		(12.2)	60.2	1.2	(1.7)				50.9	28.3	Net income for the period
Shareholders' equity – Group share	1,503.0	(91.1)	(0.9)			63.7	(4.2)	30.5		35.7		33.7	1,536.7	Shareholders' equity – Group share
Minority interests	49.4	(0.2)				0.5	(0.1)	0.1	(1.4)			(1.2)	48.2	Minority interests
Consolidated shareholders' equity	**1,552.4**	**(91.3)**	**(0.9)**			**64.1**	**(4.3)**	**30.6**	**(1.4)**	**35.7**		**32.6**	**1,585.0**	**Total shareholders' equity**
	428.7	91.3										91.3	520.0	Provisions for pensions and similar benefits
	405.2		(0.5)								(249.4)	(249.9)	155.3	Non-current provisions
Provisions for contingencies and losses	**833.9**													
Borrowings	950.1										(307.7)	(307.7)	642.4	Long-term borrowings
											16.0	16.0	16.0	Deferred tax liabilities
											0.2	0.2	0.2	Other non-current liabilities
												(450.1)	**1,333.9**	**Total non-current liabilities**
Trade accounts and notes payable	574.7												574.6	Trade accounts and notes payable
											307.7	307.7	307.7	Current portion of long-term borrowings
	54.5								(0.1)			(0.1)	54.4	Current taxes
	0.2										(0.2)	(0.2)		
	16.0										(16.0)	(16.0)		
	101.9										(101.9)	(101.9)		
	1,028.1								(0.3)			(0.3)	1,027.9	Other current liabilities
Other liabilities and accruals and deferred income	1,200.7													
											249.4	249.4	249.4	Current provisions
												438.6	**2,214.0**	**Total current liabilities**
Total liabilities	**2,725.5**													
											101.9	101.9	**101.9**	**Assets held for sale or discontinued operations**
Total liabilities and shareholders' equity	**5,111.8**		**(1.3)**			**64.1**	**(4.3)**	**30.6**	**(1.8)**	**35.7**		**123.0**	**5,234.8**	**Total liabilities and shareholders' equity**

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED JUNE 30TH, 2004

(in EUR millions)	June 30th, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Translation adjustments	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Translation adjustments on goodwill	Other reclassifications	Total restatements and reclassifications for IFRS transition	June 30th, 2004 IFRS	
Notes		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 1 Note 3	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12		IAS 21 Note 5				
Revenue	2,652.9						0.2		(2.2)		(29.1)	(31.1)	2,621.8	Revenue
Personnel expenses	(1,412.4)	6.3							1.9			8.2	(1,404.1)	Personnel expenses
Operating expenses	(1,082.2)						1.1		0.1		29.1	30.2	(1,051.9)	Other operating expenses
Operating Income/(loss)	**158.3**	**6.3**					**1.2**		**(0.1)**			**7.4**	**165.7**	**Operating margin**
In % of revenue	**6.0%**												**6.3%**	**In % of revenue**
Exceptional income/(loss)	(75.9)				(12.2)							(12.2)	(88.2)	Other operating income and expenses
													77.6	**Operating Income**
													3.0%	**In % of revenue**
	(18.9)												(18.9)	Net cost of financial debt
	2.6	(2.0)	(0.9)									(2.9)	(0.3)	Other financial income and expenses
Net financial/(loss)	(16.3)	(2.0)	(0.9)									(2.9)	(19.2)	Net financial income
Tax charge	(26.7)					1.8		(1.7)				0.1	(26.6).	Tax charge
Contribution from associates	(0.1)												(0.1)	Share in net income of associates
Amortization of goodwill	(58.9)					58.9						58.9		
Net Income/(loss)	**(19.6)**	**4.3**	**(0.9)**		**(12.2)**	**60,7**	**1.2**	**(1.7)**	**(0.1)**			**51.3**	**31.7**	**Net Income**
Of which														Of which
- Group share	(22.6)	4.3	(0.9)		(12.2)	60.2	1.2	(1.7)				**50.9**	**28.3**	**- Group share**
- Minority interests	3.0					0.5	0.1		(0.1)			0.4	3.4	- Minority interests
Weighted average number of shares	64,701,248												64,701,248	**Weighted average number of shares**
Net income (Group share) per share (euros)	(0.35)												0.44	Net income (Group share) per share (euros)
Diluted weighted average number of shares	66,364,963												65,185,705	**Diluted weighted average number of shares**
Diluted net income (Group share) per share (euros)	(0.35)												0.43	Diluted net income (Group share) per share (euros)

CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30TH, 2004

(in EUR millions)	June 30th, 2004 French GAAP	Employee benefits	Discounting of long-term provisions	Stock options	Business combinations and impairment losses on goodwill	Transition and conversion costs in outsourcing contracts	Deferred taxes on IFRS restatements	Change in consolidation method	Taxes paid	Interest paid	Finance leases	Total restatements and reclassifications for IFRS transition	June 30th, 2004 IFRS	
		IAS 19 / IFRS 1 Note 1	IAS 37 Note 2	IFRS 2 Note 4	IFRS 3 IAS 36 Note 5	IAS 11 Note 6	IAS 12							
Net income, Group share	(22,6)	4,3	(0,9)	(12,2)	60,2	1,2	(1,7)					50,9	28,3	**Net income, Group share**
Amortization of goodwill	58,9				(58,9)							(58,9)		
Depreciation and amortization of tangible and intangible assets	77,5												77,5	Amortization of tangible and intangible assets
Amortization of operating provisions	(20.1)	(6,3)										(6,3)	(26,4)	Net charge to operating provisions
Financial provisions	1,6	2,0	0,9									2,9	4,5	Net charge to financial provisions
Amortization of exceptional provisions	(40,1)												(40,1)	Other net charge to operating provisions
Gains (losses) on disposals of fixed assets and acquisition costs	13,3												13,3	(Gains) losses on disposals of fixed assets
														Unrealized gains and losses on changes in fair value
				12,2								12,2	12,2	Net charge to stock options and similar options
Equity affiliates and minority interests	3,1				0,5	0,0	0,0	(0,1)				0,4	3,5	Investments in associates and minority interests
										21,2		21,2	21,2	Net cost of financial debt
Deferred taxes	0,1				(1,8)		1,7		26,5			26,5	26,6	Tax charges (including deferred taxes)
Cash from operating activities before change in working capital	71.7			1,2			(0,1)		26.5	21.2		48.8	120.6	**Cash from operating activities before change in working capital requirement, net cost of financial debt and taxes**
									(32.0)			(32.0)	(32.0)	Taxes paid
Change in working capital requirement	24.5			(1,2)			(0,2)		5.5			4.1	28.6	Change in working capital requirement
Net cash from (used in) operating activities	96.2						(0,3)			21.2		21.0	117.2	**Net cash from (used in) operating activities**
Acquisitions of tangible and intangible assets	(74.6)										2.9	2.9	(71.7)	Amounts paid on acquisitions of tangible and intangible assets
Disposals of tangible and intangible assets	10.9												10.9	Proceeds from disposals of tangible and intangible assets
Net operating investment	(63.7)										2.9	2.9	(60.8)	**Net operating investment**
Long-term investments and investments on acquisitions	(512.0)												(512.0)	Amounts paid on acquisitions and long-term investments
Net cash and cash equivalents of companies purchased during the period	107.7												107.7	Cash and cash equivalents of companies purchased during the period
Disposals of financial investments	10.2												10.2	Proceeds from disposals of financial investments
Net cash and cash equivalents of companies sold during the period														Cash and cash equivalents of companies sold during the period
Net long-term investments	(394.1)												(394.1)	**Net long-term investments**
Net cash from (used in) investing activities	(457.8)										2.9	2.9	(454.9)	**Net cash from (used in) investing activities**
														Common stock issues
Common stock issues	0.6												0.6	Common stock issues on the exercise of stock options
														Purchases and sales of treasury stock
Dividends paid to minority shareholders of subsidiaries	(1.9)												(1.9)	Dividends paid to minority shareholders of subsidiaries
Subscription of new borrowings	803.8										(2.9)	(2.9)	800.9	Subscription of new borrowings
Repayment of long and medium-term borrowings	(693.7)									(3.1)		(3.1)	(696.8)	Repayment of long and medium-term borrowings
										(18.1)		(18.1)	(18.1)	Net interest paid
Net cash from (used in) financing activities	108.8									(21.2)	(2.9)	(24.1)	84.7	**Net cash from (used in) financing activities**
Increase (decrease) in cash and cash equivalents	(252.8)							(0,3)				(0.3)	(253.0)	**Increase (decrease) in cash and cash equivalents**
Opening cash and cash equivalents	524.2							(0,3)				(0.3)	523.9	**Opening cash and cash equivalents**
Increase (decrease) in cash and cash equivalents	(252.8)							(0,3)				(0.3)	(253.0)	Increase (decrease) in cash and cash equivalents
Impact of exchange rate fluctuations on cash and cash equivalents	2.3												2.3	Impact of exchange rate fluctuations on cash and cash equivalents
Closing cash and cash equivalents	273.7							(0,5)				(0.5)	273.2	**Closing cash and cash equivalents**

Main restatements

The main restatements in the reconciliation tables presented in section "Reconciliation table for transition from French GAAP to IFRS in the summary financial statements" must be considered in conjunction with the following comments. The main IFRS adjustments for consolidated shareholders' equity as of January 1st, 2004 are as follows :

Note 1 Employee benefits (IAS 19)

In accordance with the option provided under IFRS 1, the accumulated amount of actuarial gains and losses at the transition date (January 1st, 2004) was allocated to shareholders' equity. Actuarial gains and losses generated as from January 1st, 2004 will be amortized using the corridor method over the average remaining active life of beneficiaries.

The valuation and recognition methods used for pension and similar benefits, as described in the notes to the French consolidated financial statements as of December 31st, 2004, are in line with the rules of IAS 19 (employee benefits), since the Group applied the CNC Recommendation No. 2003-R01 at the end of 2004, with retroactive effect to January 1st, 2004, thus anticipating the IFRS. The impact before tax represents a decrease of EUR 93.4 million on shareholders' equity and concerns the IFRS opening as at January 1st, 2004, as at June 30th, 2004 and not the December 31st, 2004 closing balance. This has a positive impact on the June 30th, 2004 net income of EUR 2.8 million and not on December 31st, 2004 net income.

Note 2 Discounting of long-term provisions (IAS 37)

Long-term provisions, excluding pensions, were not discounted under French GAAP. Under IAS 37, provisions must be discounted when the time value is material. The discount rate used is 3.65%. representing a pre-tax rate that reflects those risks specific to the liability.

Opening shareholders' equity is increased according to the impact of the discounting of provisions.

The revaluation of the discounting of provision at each accounting period results in an increase to the provisions that is recognized in financial expenses. This amounted to EUR 1.7 million for 2004.

Note 3 Translation adjustments (IFRS 1)

In accordance with the option provided under IFRS 1, the Group decided to reclassify accumulated translation adjustments in consolidated reserves amounting to EUR 35.5 million. There was no impact on shareholders' equity as of January 1st, 2004.

Future gains or losses on the disposal of consolidated entities will not take into consideration translation adjustments generated prior to January 1st, 2004.

Note 4 Stock options (IFRS 2)

Under French GAAP, stock options represent off-balance sheet commitments. IFRS 2 requires that benefits relating to stock option plans concluded after November 7th, 2002 be valued and recognized in profit or loss when the rights thereto were vested after January 1st, 2005.

Under IFRS, options are valued at their grant date using a valuation model. The Group has opted for the Black & Scholes model. The value of options is frozen at their grant date and is not revised over the vesting period to reflect changes in parameters of the valuation model. The value is amortized in the income statement over the vesting period using the straight-line method.

The expense recognized with respect to stock options, the rights of which were vested in 2004, represents an amount of EUR 24.5 million in the 2004 income statement. As this expense did not represent a disbursement and as there was an offsetting entry in a consolidated reserves account, the application of IFRS 2 has no impact on shareholders' equity as of January 1st, and December 31st, 2004.

Note 5 Business combinations (IFRS 3) and Impairment of goodwill (IAS 36)

The Group has chosen not to restate business combinations prior to January 1st, 2004. The acquisition of the Sema Group on January 1st, 2004 has been accounted for in accordance with IFRS 3. Identifiable assets and liabilities and any contingent assets and liabilities have been valued at their fair value as of the date when the Sema Group was acquired. Non-strategic assets intended for sale or discontinued operations have been valued at their probable net realizable value in accordance with IFRS 5. The consolidated goodwill of the Sema Group has been allocated to cash-generating units, i.e. to geographical areas, as a reflection of the Group's operational organization, and the benefits and synergies generated by acquired businesses.

Consolidated goodwill will no longer be amortized as is currently the case under French GAAP. They will now be subject to annual impairment tests in accordance with IAS 36, as already applied by the Group since 2002. The non-amortization of goodwill has a positive impact on IFRS net income and shareholders' equity as of December 31st, 2004 in the amounts of EUR 127.1 million and EUR 126.3 million respectively.

Note 6 Transition and transformation costs in outsourcing contracts

The "transition" phase of an outsourcing contract extends from the signature of the contract until the transfer to the target environment, as defined in the contract.

The costs incurred in the transition phase are of various nature and may vary from the physical relocation of personnel or machines, the transfer of an architecture application to an other architecture or the rationalization of a client's premises and production means. These costs are recovered through the contract's profitability.

These transition costs, as defined in the contract and for which customer compensation is expected in the event of the contract's early termination, are capitalized and amortized on a straight-line basis over the term of the contract. Costs not meeting this definition are expensed in the period they are incurred.

Note 7 Share purchase commitments (IAS 27/IAS 32)

Commitments undertaken by the Group to purchase minority interests are off-balance sheet commitments under French GAAP. Under IAS and in accordance with the provisions of IAS 27 – "Consolidated and separate financial statements" and IAS 32 – "Financial instruments: disclosure and presentation," firm or conditional minority interest purchase commitments are similar to the purchase of stock and are to be recorded in financial liabilities with an offsetting reduction of minority interests.

When the value of the purchase exceeds the amount of minority interests, the balance is recognized as goodwill. The application of IAS 32 has increased the net indebtedness by EUR 11.0 million as of January 1st, 2005. The treatment adopted may change based on the interpretations expected from the IFRIC (*International Financial Reporting Interpretations Committee*).

Note 8 Foreign exchange and interest rate hedges

The Group had adopted IAS 32/39 as of January 1st, 2005 without retroactive application to fiscal 2004. The adjustments relating to these two standards are therefore not presented in the 2004 reconciliation tables.

In accordance with IAS39, derivatives are recognized at their fair value on the balance sheet. The change in fair value is booked in the income statement, except where they are eligible for hedge accounting if the documentation and effectiveness criteria are met, whereupon :

- for fair value hedges of existing assets or liabilities, the hedged portion of these elements is measured on the balance sheet at its fair value. The change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously to the changes in the fair value of hedging instruments according to their effectiveness. The impact on opening net equity is EUR –1,1 million.

- for cash flow hedges, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity. The change in value of the ineffective portion is recognized in "Other financial income and expenses." The amounts recorded in net equity are transferred to the income statement simultaneously, to the recognition of the hedged items. The impact on opening net equity is EUR –8,1 million.

Note 9 Debt issuance costs

Under IAS 39, debt issuance costs are deducted from the loan and amortized in financial expenses over the life of the loan. The calculation of the effective interest rate takes into account interest payments and the amortization of the debt issuance costs.

The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

The impact on opening net equity is EUR -0,5 million.

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1ST, 2005 TO JUNE 30TH, 2005

Pursuant to article L.232-7 of the French Companies Act (Code de Commerce), we have reviewed the accompanying half-year consolidated condensed financial statements of Atos Origin, covering the period from January 1st to June 30th, 2005 and verified the information contained in the half-year management report.

The half-year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

In the context of the transition to IFRS as adopted by the European Union with respect to the preparation of the 2005 consolidated financial statements, the half-year consolidated condensed financial statements have been prepared for the first time in accordance with the IFRS accounting and valuation rules as adopted by the European Union, in the form of interim financial statements as defined by the French Financial Market Authorities ("AMF"). These half-year consolidated condensed financial statements include the year-end and half-year 2004 comparative information restated in compliance with the same rules.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half-year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of Group management and knowledgeable personnel on information that we deemed necessary.

Based on our review nothing has come to our attention that causes us to believe that the half-year consolidated condensed financial statements are not prepared, in all material respects, in accordance with the IFRS accounting and valuation rules as adopted by the European Union as well as the presentation and disclosures rules applicable in France, as described in the notes to the financial statements.

Without qualifying our opinion, we draw your attention to the note YY that presents the reason why the comparative information that will be included in the 2005 year end consolidated financial statements and in the June 2006 interim financial statements may be different from the accompanying consolidated financial statements.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half-year management report supplementing the half-year consolidated condensed financial statements submitted to our review.

We have no matter to report as to the consistency with the half-year consolidated condensed financial statements and the fairness of the information contained in the half-year management report.

Neuilly-sur-Seine and Paris, September 8th, 2005

The Auditors

Deloitte & Associés	Grant Thornton
Jean-Paul Picard Jean-Marc Lumet	Daniel Kurkdjian Vincent Papazian

(This is a free translation of the original French text for information purposes only.)

CORPORATE GOVERNANCE

Atos Origin has a two-tier Supervisory and Management Board structure, which provides the necessary checks and balances and ensures that shareholders' interest are properly respected.

THE MANAGEMENT BOARD

The Management Board currently comprises the Chief Executive Officer and six other executives. The composition of the Management Board reflects a balanced range of business, financial and international experience, which Atos Origin believes is essential for the continued success of a global IT services business.

The Management Board is responsible for the general management of the Company's business and meets as frequently as necessary in the Company's interests. In the case of split decisions, the Chairman of the Management Board has the casting vote.

The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business.

Name	Functions	
Bernard Bourigeaud	Chairman of the Management Board and Chief Executive Officer	
Xavier Flinois	Responsible for the United Kingdom, Americas and Asia-Pacific	Coordinating Global Markets and Accounts, and the Olympics
Eric Guilhou	Chief Financial Officer	
Dominique Illien	Responsible for France, Germany and Central Europe, AtosEuronext and Atos Worldline	Coordinating Global Managed Operations
Wilbert Kieboom	Responsible for The Netherlands, Belgium, Luxembourg and the Nordic region	Coordinating Global Consulting and Global Systems Integration
Giovanni Linari	Responsible for Italy, Spain, Portugal, other South European countries, the Middle East and Africa	Coordinating Communications sector
Jans Tielman	Corporate Human Resources, Internal Communications, Marketing Communications and Public Relations	

THE SUPERVISORY BOARD

The Supervisory Board is currently composed of seven members from various backgrounds, including both commercial and manufacturing operations, and financial institutions. Following the Shareholders Meeting on June 3rd, 2005, Diethart Breipohl was appointed as a member of the Supervisory Board and Alain Le Corvec's mandate ended and was not proposed for renewal. On September 6th, 2005 Gerard Ruizendaal left the Supervisory Board, following the disposal of Philips' share stake in Atos Origin.

Each time such changes have occurred, the composition and chairmanship of the committees is reviewed and changes are made whenever necessary. The Supervisory Board has written internal rules and responsibilities and delegates certain powers to the Management Board to ensure effective control of the Company.

Followings appointments and renewals of appointment made during the Annual Shareholders' Meeting on June 3rd, 2005, the Supervisory Board was composed of the following members at June 30th, 2005:

Name	Function	Age	Date of appointment	Committee member	Term of offices (3)	Shares held
Didier Cherpitel (1)	Chairman	61	2004	(a),(b),(c),(d)	2009	1,000
Dominique Bazy (1)	Member	54	1997	(a)	2009	20
Philippe Germond (1)	Member	48	2003	(b),(c)	2009	50
Diethart Breipohl (1) (2)	Member	66	2005		2009	10
Jan P. Oosterveld (2)	Member	61	2004	(b),(c),(d)	2007	10
Gerard Ruizendaal (2) (*)	Member	47	2004	(a)	2007	20
Michel Soublin (1)	Member	60	2004	(a)	2007	500
Jean-François Theodore (1)	Member	59	2000	(b),(d)	2009	10

1) Independent director
2) Foreign (non-French) national
3) Annual General Meeting to approve the fiscal year – financial statements

(a) Audit Committee
(b) Investment Committee
(c) Remuneration Committee
(d) Nomination Committee
(*) before September 6th, 2005

THE COMMITTEES

The Supervisory Board has set up the following four committees:

(a) The Audit Committee :
Dominique Bazy (President), Didier Cherpitel, Michel Soublin.

(b) The Investment Committee :
Jan P. Oosterveld (President), Didier Cherpitel, Philippe Germond, Jean-François Theodore.

(c) The Remuneration Committee :
Didier Cherpitel (President), Philippe Germond, Jan P. Oosterveld.

(d) The Nomination Committee :
Didier Cherpitel (President), Jan P. Oosterveld, Jean-François Theodore.

INVESTOR INFORMATION

COMMON STOCK

Common stock as at June 30th, 2005

At June 30th, 2005, the Company's issued common stock amounted to EUR 67.2 million, comprising 67,239,013 fully paid-up shares of EUR 1 par value each. Changes in the total number of issued shares of the Company during the half-year include 300,759 stock subscription options exercised and taken up during the period.

Transactions	Number of shares issued	Common stock (in EUR millions)	Additional paid-in capital (in EUR millions)	Total (in EUR millions)
At December 31st, 2004	**66,938,254**	**66.9**	**1,240.1**	**1,307.1**
Shares issued at March 31st, 200	222,499	0.2	7.2	7.4
Shares issued at June 30th, 2005	78,260	0.1	1.9	2.0
Through exercise of stock options	300,759	0.3	9.1	9.4
At June 30th, 2005	**67,239,013**	**67.2**	**1,249.3**	**1,316.5**

Share ownership structure

Main shareholders

The free-float of the company's shares at June 30th, 2005 was 84.6%, with no shareholders other than Philips owning more than 5% of the issued share capital of the Company. There was no major change in share ownership during the first half of 2005.

On July 13th, 2005 Royal Philips Electronics sold its remaining 10.3 million shares in Atos Origin (15.4% of the common stock) to Citigroup in a block deal. Citigroup immediately sold those shares on to a number of investors. Ownership of the capital and voting rights of Atos Origin before and after the sale by Philips, is shown below:

	Dec 31st, 2004		June 30th, 2005		After July 13th, 2005 (a)		
In millions of shares	**Shares**	**% of capital**	**Shares**	**% of capital**	**Shares**	**% of capital**	**% of voting rights**
Philips	10.3	15.4%	10.3	15.3%			
Treasury	0.0	0.0%	0.0	0.0%	0.0	0.0%	
Public	56.6	84.6%	56.9	84.7%	67.2	100.0%	100.0%
Total	**66.9**	**100%**	**67.2**	**100.0%**	**67.2**	**100.0%**	**100.0%**

(a) after the sale of 10.3 million shares by Phillips on July 13th, 2005

The free-float of the Group's shares has therefore risen from 85% at the beginning of 2005 to almost 100% today.

Disclosure of interests

In 2005 the Company has been advised of only one share movement, relating to the Philips placement:

	Date of statement	Shares	% interest (a)	% voting rights (b)
Philips (downwards)	20/07/05	-	-	-

(a) On the basis of the capital at this date
(b) On the basis of the capital excluding treasury stock at this date

Voting rights

Voting rights are in the same proportion as shares held. No shares carry double voting rights.

Potential common stock

During the period, 1,160,200 new stock subscription options were granted to employees (of which 235,000 options were issued to the seven members of the Management Board), at a share price of EUR 49.75. This allotment is part of the 2005 annual grant to 1,365 Atos Origin employees in relation with the amount not utilized of the 8th resolution of the shareholders meeting held on June 4th, 2004. This grant corresponds to 1.7% of actual common stock compared with 2.4% for the 2004 annual grant at the same date. This allocation is in line with the recommendation of the Remuneration Committee meeting held on March 2005 to grant annually 1.75% of the common stock, with no more than 20% of such options being granted to the Management Board.

A total of 75,547 stock subscription options were cancelled and 300,759 were exercised during the period.

Based on 67,239,013 shares in issue, the common stock of the Company could be increased by 6,434,825 new shares, representing 8.7% of the common stock after dilution. This can occur only through the exercise of stock subscription options granted to employees.

	June 30th, 2005	December 31st, 2004	Change / Dec. 31st, 2004	EUR millions	% dilution	Weight of dilution
Number of shares outstanding	**67,239,013**	**66,938,254**	**300,759**			
Stock subscription options	5,960,825	5,176,931	783,894	355.3	8.1%	
Stock subscription warrants	474,000	474,000		34.2	0.6%	
Total Employees	6,434,825	5,650,931	783,894	389.5	8.7%	100%
Total potential common stock	**73,673,838**	**72,589,185**	**1,084,653**			

The exercise of all the options and warrants would have the effect of increasing total shareholders' equity by EUR 390 million and common stock by EUR 6.4 million. Nevertheless, 34% of stock subscription options and stock subscription warrants granted to employees have exercise conditions higher than the stock market price at June 30th, 2005 (EUR 52.4).

Unused authorizations to issues shares and share equivalents

Having regard to resolutions voted during the Annual Shareholders Meeting on June 3rd, 2005, the unused authorizations to issues shares and share equivalents are the following :

Authorization	Amount authorize Par value (in EUR)	Amount utilized Par value (in EUR)	Amount not utilized Par value (in EUR)	Authorization expiry date
EGM 22/01/2004 5th resolution Stock subscription options or stock purchase options	800,000	744,380 in 2004 55,620 in 2005	-	22/03/2007
EGM 04/06/2004 8th resolution Stock subscription options or stock purchase options	8,500,000	1,104,580 in 2005	7,395,420	04/08/2007
Sub-total stock options			**7,395,420**	
EGM 31/10/2000 7th /8th resolutions Common stock increase reserved for employees (in connection with an Employees Savings Plan)	2,188,219		2,188,219	31/10/2005
EGM 03/06/2005 16th / 18th resolutions Common stock increase reserved for employees	6,716,075		6,716,075	03/08/2007
EGM 03/06/2005 13th resolution Common stock increase with retention of preferential subscription rights	22,400,000		22,400,000	03/08/2007
Sub-total common stock			**31,304,294**	
Total			**38,699,714**	

The potential authorization to issue shares of 38,699,714 represents 58% of current issued common stock.

DIVIDENDS

The Company has not paid any dividends in the last five years. The Group's current policy is to reinvest all net profits generated, in order to maximize capital growth over the medium-long term. This policy is reviewed at regular intervals.

SHARE PERFORMANCE

Trading of shares

Number of shares traded	: 67,239,013
Sector classification	: Information Technology
Main index	: CAC AllShares
Other indices	: CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market	: Eurolist segment A
Trading place	: Euronext Paris (France)
Tickers	: ATO (Euronext)
Code ISIN	: FR0000051732
Payability PEA / SRD	: Yes / Yes

Atos Origin shares are traded on the Paris Eurolist Market, under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

Monthly and quarterly trading volumes

Based on a closing share price of EUR 52.40 at the end of June 2005 and 67,239,013 shares in issue, the market capitalization of the Group at June 30th, 2005 was EUR 3.5 billion. Based on a closing stock price of EUR 49.97 at the end of December 2004, the Group's market capitalization increased by 5% during the first 6 months of 2005.

Source : Euronext	High	Low (in EUR per share)	Closing	Weighted average price	Trading Volume (in thousands of shares)	Trading Volume (in EUR thousands)
2005						
January	52.1	48.2	49.3	50.3	7,004	352,299
February	55.3	48.6	55.1	52.5	10,402	545,953
March	55.9	50.5	52.2	53.2	9,011	479,275
1st Quarter					**26,416**	**1,377,528**
April	52.5	45.6	46.7	49.1	8,631	423,903
May	51.1	46.0	49.8	49.1	8,128	398,818
June	52.9	49.6	52.5	51.1	6,031	308,450
2nd Quarter					**22,791**	**1,131,171**
% of capital traded during the period : 73%						

The daily average number of shares traded during the first 6 months of 2005 was 390,000 compared with 357,000 in 2004, an increase of 9%.The monthly average trading volume during the first 6 months of 2005 was EUR 418 million compared with EUR 382 million in 2004, an increase of 9%.

Free float capitalization



In € billion
Free float capitalization since the merger with Sema Group
Base index 100 : 313
4,0
1,3
4
3
2
1
22/09/2003
10/10/2003
31/10/2003
21/11/2003
12/12/2003
07/01/2004
28/01/2004
18/02/2004
10/03/2004
31/03/2004
23/04/2004
14/05/2004
04/06/2004
25/06/2004
16/07/2004
06/08/2004
27/08/2004
17/09/2004
08/10/2004
29/10/2004
19/11/2004
10/12/2004
31/12/2004
21/01/2005
11/02/2005
04/03/2005
29/03/2005
19/04/2005
10/05/2005
31/05/2005
21/06/2005
12/07/2005

Since the announcement of the merger with Sema Group at the end of September 2003, the free float capitalization has increased threefold in two years (on the basis of the actual common stock and a stock price of EUR 61.60 at the end of August), and reached EUR 4.0 billion at the end of August 2005.

SHAREHOLDER RELATIONS

COMMUNICATION

The Company aims to provide regular and clear information to all its shareholders, whether private individuals or institutions. We ensure the uniformity and transparency of information through the distribution of formal financial documents, the Company's web site and personal meetings.

CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Investor Relations
John White
Tel. : + 33 (0) 1 55 91 26 32
E-mail : john.white@atosorigin.com

Financial Communications
Bertrand Labonde
Tel. : + 33 (0) 1 55 91 24 45
E-mail : bertrand.labonde@atosorigin.com

SHAREHOLDER DOCUMENTATION

In addition to the Half-year Report, which is published in English and French, the following information is available to shareholders:

- An Annual Report
- Quarterly Revenue and Trading Update Announcements
- The Company's informational website at www.atosorigin.com
- Regular press releases, available through the web site or via the AMF database

Legal documents relating to the Company (bylaws, minutes of Shareholder Meetings, Auditors' reports, etc.) may be viewed at the Company's registered office (Legal Department) by prior appointment.

REGISTRAR

The Company's share registrar and paying agent is Société Générale.

FINANCIAL CALENDAR

2005 Calendar	2006 Calendar
• Thursday, November 10th, 2005 Third quarter revenue for 2005	• Friday, May 12th, 2006 First quarter revenue for 2006
• Tuesday, February 14th, 2006 Fourth quarter revenue for 2005	• Friday, July 28h, 2006 Second quarter revenue for 2006
• Wednesday, March 8th, 2006 Full-year results for 2005	• Wednesday, September 6th, 2006 Half-year results for 2006
• Friday, May 26th, 2006 Annual General Meeting for 2005 results	• Thursday, November 9th, 2006 Third quarter revenue for 2006
	• Wednesday, February 14th, 2007 Fourth quarter revenue for 2006

PERSONS RESPONSIBLE FOR THE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

PERSON RESPONSIBLE FOR THE DOCUMENT AS AN UPDATE OF THE REFERENCE DOCUMENT

Bernard Bourigeaud
Chairman of the Management Board

PERSON RESPONSIBLE FOR THE ACCURACY OF THE DOCUMENT

To the best of our knowledge, the information presented in this document as an update of the reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Statutory Auditors	Deputy Auditors
Amyot Exco Grant Thornton Daniel Kurkdjian and Vincent Papazian • Appointed on: May 30th, 2002 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	Cabinet IGEC, 2, rue Washington, 75008 Paris • Appointed on: May 30th, 2002 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte Touche Tohmatsu Jean-Paul Picard and Jean-Marc Lumet • Appointed on: February 24th, 2000 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2005 financial statements	Cabinet B.E.A.S., 7/9, Villa Houssay 92200 Neuilly-sur-Seine • Appointed on: February 24th, 2000 for a term of 6 years • Term of office expires: at the end of the AGM held to adopt the 2005 financial statements

CONTACTS

Company Headquarters

France
Tour Les Miroirs, - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel : +33 1 55 91 2000

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Argentina
Vedia 3892 P.B.
C1430 DAL - Buenos Aires
Tel: +54 11 4546 5500

Austria
Technologiestraße 8 / Gebäude D
A-1120 Wien
Tel: +43 1 60543 0

Belgium
Minervastraat 7
B-1930 Zaventem
Tel: +32 2 712 2800

Global Consulting & Systems Integration
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Brazil
Rua Itapaiuna
2434 - 2° andar - Santo Amaro
CEP: 05707-001 São Paulo – SP
Tel: +55 11 3779 2344

China
5th Floor, Lido Commercial Center
Jichang Road
Beijing 100004
Tel: +86 10 6437 6668

France
Tour les Miroirs - Bât C
18, avenue d'Alsace
F- 92926 Paris La Défense 3 Cedex
Tel: +33 1 55 91 20 00

Atos Worldline France
Tour Manhattan
5-6 place de l'Iris
F - 92926 Paris La Defense Cedex
Tel: +33 1 49 00 90 00

Outsourcing
Tour Manhattan
5-6 place de l'Iris
F - 92926 Paris La Defense Cedex
Tel: +33 1 70 92 13 40

Systems Integration
Immeuble Les Miroirs
18, Avenue d'Alsace
F - 92926 Paris La Defense Cedex
Tel: +33 1 55 91 20 00

Atos Consulting
6-8 Boulevard Haussmann
F - 75009 Paris
Tel: +33 1 73 03 20 00

AtosEuronext
6-8 Boulevard Haussmann
F - 75009 Paris
Tel: +33 1 73 03 03 03

Germany – Central Europe Region
Curiestraße 5
D-70563 Stuttgart
Tel: +49 711 7377 0

Atos Worldline
Hahnstraße 25
D-60528 Frankfurt/Main
Tel: +49 69 66566 0

Hong Kong
Suites 1701-8, 17/F
Prudential Tower
21 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2830 0000

India
SDF-IV, Units 126/127
SEEPZ, Andheri (east)
Mumbai 400 096
Tel: +91 22 28 29 2742

Italy – Southern Europe Region
Via Riccardo Morandi, 32
00050 Roma
Tel: +39 06 8307 4201

Piazza IV Novembre, 3
20124 Milano
Tel: +39 2 66 7221

Japan
20/F Shinjuku Park Tower,
3-7-1, Nishi-shinjuku, Shinjuku-ku,
Tokyo 163-1020
Tel: +81 3 3344 6631

Luxembourg
2, rue Nicolas Bové
L-1253 Luxembourg
Tel: +352 31 36 37 1

Malaysia
Suite F01, 1st Floor
2310 Century Square
Jalan Usahawan
63000 Cyberjaya
Selangor Darul Ehsan
West Malaysia
Tel: +60 3 8318 6100

Mexico
Hegel No. 141 Piso 1
Col. Chapultepec Morales
C.P. 11570 México, D.F.
Tel. +52 55 5905-3300

Peru
Centro Empresarial San Isidro
Av. República de Panamá 3535 Of 1203
San Isidro, Lima
Tel: +51 (1) 212 5392

Poland
ul. Domaniewska 41
02-672 Warszawa
Tel: +48 22 606 1900

Portugal
Praça Duque de Saldanha, 1-9°A,
1050-094 Lisboa
Tel: (351-21) 313 88 40

Saudi Arabia – Middle East Region
Al-Khobar
PO Box 30862
Mutlaq Street
Al Khobar 31952
Tel: +966 3 887 5111

Singapore - Asia Pacific Region
8 Temasek Boulevard
#07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

South Africa
204 Rivonia Road
Morningside
Sandton, 2196
South Africa
Tel: + 27 11 895 2000

Spain - Iberia
Calle Albarracín, 25
28037 Madrid
Tel: +34 91 440 8800

Sweden- Nordic Region
Primusgatan 20
Box 34101
100 26 Stockholm
Tel: +46 8 517 050 00

Atos Consulting
Wallingatan 11
111 60 Stockholm
Tel: +46 8 503 205 31

Switzerland
Industriestrasse 19
CH-8304 Wallisellen
Tel: +41 1 877 6969

24, av de Champel
CH-1206 Genève
Tel: +41 22 789 3700

Thailand
200 Moo 4 25th Flr Room No. 2502
Jasmine International Tower
Chaengwattana Road Pakkret
Nonthaburi 11120
Tel: +66 2 582 0955

The Netherlands – Benelux Region
Papendorpsweg 91 & 93
NL - 3528 BJ Utrecht
Tel: +31 30 299 4444

Atos Consulting
Papendorpsweg 91 & 93
NL - 3528 BJ Utrecht
Tel: +31 30 299 4444

United Kingdom
4 Triton Square
Regents Place
London NW1 3HG
Tel: +44 20 7830 4447

Atos Consulting
10th Floor
1 Canada Square
Canary Wharf
London E14 5AG
Tel: +44 20 7896 5000

USA – North America Region
5599 San Felipe
Suite 300
Houston TX, 77056
Tel: +1 713 513 3000